As confidentially submitted with the Securities and Exchange Commission on May 22, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________________

Gold Stone Technical Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

_________________________________

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit No. 86, 1/F., South Seas Centre, No. 75 Mody Road, Kowloon, Hong Kong
+852 2866 0368
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10016
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

Copies to:

Lan Lou, Esq. Jun He Law Offices LLC Suite 1919, 630 Fifth Avenue New York, NY 10111 Tel: (917) 661-8175	Jing Ye, Esq. Ye & Associates, P.C. 275 5th Avenue, 2nd Floor New York, NY 10016 Tel: (929) 300-7489

_________________________________

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)
Dated May 22, 2026

Class A Ordinary Shares

Gold Stone Technical Inc.

This is an initial public offering (this “Offering”) of [•] Class A ordinary shares, or Class A Ordinary Shares, by Gold Stone Technical Inc. (“Gold Stone”), par value US$0.0001 per share. We currently anticipate the initial public offering price per Class A Ordinary Share to be between US$[•] and US$[•].

Prior to this offering, there has been no public market for Gold Stone’s Class A Ordinary Shares. We intend to apply for the listing of Gold Stone’s Class A Ordinary Shares on the [Nasdaq/NYSE] under the symbol “[•].” This offering is contingent upon the listing of Gold Stone’s Class A Ordinary Shares on [Nasdaq/NYSE]. At this time, [Nasdaq/NYSE] has not yet approved our application to list Gold Stone’s Class A Ordinary Shares. There is no assurance that such application will be approved, and if our application is not approved by [Nasdaq/NYSE], this offering would not be completed.

Immediately prior to the completion of this offering, Gold Stone’s issued and outstanding share capital will consist of 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each of Gold Stone’s Class A Ordinary Shares is entitled to one vote at a meeting of members. Each Class B Ordinary Share is entitled to twenty votes at a meeting of members. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances; while Class B Ordinary Shares shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into fully paid Class A Ordinary Shares on a one-to-one basis. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into Class A Ordinary Shares on a one-to-one basis. See “Description of Share Capital” commencing on page 95. Gold Stone will register its Class A Ordinary Shares under the Securities Exchange Act of 1934, as amended.

Gold Stone is an “emerging growth company” under applicable U.S. federal securities laws, and, as such are eligible for certain reduced public company reporting requirements. See the section titled “Prospectus Summary — Emerging Growth Company Status” for additional information.

After the completion of this offering, Mr. Chi Chung Tang, Gold Stone’s Chairman of the Board, Director, and Chief Technology Officer, will continue to hold up to [ ]% of Gold Stone’s Class A Ordinary Shares and [ ]% of Gold Stone’s voting power. Mr. Tang will have the ability to determine all matters requiring approval by shareholders. Gold Stone expects to be a “Controlled Company” within the meaning of the corporate governance standards of [Nasdaq/NYSE], because, and as long as, Mr. Tang holds more than 50% of Gold Stone’s voting power and has the ability to determine all matters requiring approval by shareholders. For so long as Gold Stone remains a controlled company under that definition, Gold Stone will be permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of Gold Stone’s board of directors must be independent directors;

•        an exemption from the rule that the compensation of Gold Stone’s chief executive officer must be determined or recommended solely by independent directors;

•        an exemption from the rule that Gold Stone’s director nominees must be selected or recommended solely by independent directors; and

•        an exemption from the rule that requires an annual performance evaluation of the compensation and nominating and corporate governance committees.

Gold Stone is a Cayman Islands holding company with no substantive operations. As used in this prospectus, “we,” “us,” the “Group,” “our company,” and “our,” refer to Gold Stone Technical Inc., together as a group with its subsidiary, Merry International Technical Services (Hong Kong) Limited (“Merry International”, or the “Operating Subsidiary”). Gold Stone

conducts all of its operations in Hong Kong through its Operating Subsidiary which is located in Hong Kong. Investors in Gold Stone’s Class A Ordinary Shares should be aware that they will not directly hold equity interests in the Operating Subsidiary, but solely hold equity interests in Gold Stone, the Cayman holding company. This structure involves unique risks to the investors. If the structure changes or becomes disallowed by regulatory authorities, Gold Stone’s operations could be materially and adversely affected, causing significant decline in the price of Gold Stone’s Class A Ordinary Shares or rendering them worthless. For further information, see “Risk Factors — Risks Related to Our Corporate Structure” commencing on page 36.

Gold Stone conducts all of its operations in Hong Kong through Merry International. Gold Stone currently does not have or intend to set up any other subsidiaries or enter into any contractual arrangements to establish a variable interest entity (“VIE”) with any entity in mainland China. Hong Kong is a special administrative region of the People’s Republic of China (“PRC”) and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

Given the substantial operations of the Merry International in Hong Kong and the fact that the PRC government may exercise significant oversight over the conduct of business in Hong Kong due to long-arm provision, in the event that we or our Hong Kong Operating Subsidiary were to become subject to the laws and regulations of Chinese Mainland, the legal and operational risks associated with Chinese Mainland may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Chinese Mainland, complex and evolving Chinese Mainland laws and regulations, and as to whether and how the recent PRC government statements and regulatory actions by China’s government, such as those relating to the use of variable interest entities and data and cyberspace security and anti-monopoly concerns, have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. We are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations at any time. Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

We are aware that the PRC government recently initiated a series of statements and regulatory developments to regulate business operations in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Because we conduct all of our businesses in Hong Kong and have no operations in mainland China, we do not believe these statements and regulatory developments would apply to us. However, should these statements or regulatory actions apply to us, including our Hong Kong operations, in the future, or if we expand our business operations into mainland China in some ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. The failure to comply with these PRC regulations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. In addition, the PRC government has significant authority to intervene or influence the mainland China or Hong Kong operations of an offshore holding company, such as ours, at any time. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the shares of Gold Stone’s Class A Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which could cause Gold Stone’s Class A Ordinary Shares to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, see “Risk Factors — Risks Relating to Doing Business in Hong Kong commencing on page 19.”

As of the date of this prospectus, our operations in Hong Kong and this proposed initial public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”), because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary is established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (x) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (y) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting of our Class A Ordinary Shares in the event that they are listed on a US national exchange. The delisting of our Class A Ordinary Shares upon such listing, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future; however, we cannot provide any assurance that any listing application will be approved by a US national exchange.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should complete filing procedures with the CSRC within three working days following their submission of initial public offerings or listing application, and fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment, which was subsequently adopted as the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Companies and became effective on March 31, 2023. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the CSRC Filing Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules within three working days following their submission of initial public offerings or listing application.

As of the date of this prospectus, our Operating Subsidiary has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While our Operating Subsidiary has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this initial public offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease any future operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this initial public offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer any of our securities to investors and could cause the value of such securities to significantly decline or be worthless.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC formally published Measures for Cybersecurity Review (2021) with the relevant authorities, which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the (“Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

We do not currently expect the Measures for Cybersecurity Review (2021), PRC Personal Information Protection Law and relevant PRC Laws and regulations to have an impact on our business, our operations or this initial public offering as we do not believe that any of our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary is organized and operating in Hong Kong; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in China; (iii) as of the date of this prospectus, our Operating Subsidiary has neither collected nor stored personal information and critical data of any PRC individual clients, the number of which is far fewer than one million; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that they must file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations.

Furthermore, as more stringent criteria have been imposed by the Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, Gold Stone’s Class A Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. According to the PCAOB, its December 2021 determinations under the Holding Foreign Companies Accountable Act (“HFCAA”) remain in effect. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB issued a Determination Report determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacating the 2021 Determinations the contrary. But the PCAOB further noted that it would act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Securities and Exchange Commission (“SEC”) must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. As of the date of the prospectus, Edward Associate CPA PLLC, our auditor, is not identified in the 2021 PCAOB Report as a firm subject to the PCAOB’s determination. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause Gold Stone’s Class A Ordinary Shares to be delisted from the [Nasdaq/NYSE]. See “Risk Factors — Risks Related to Gold Stone’s Class A Ordinary Shares and This Offering — Gold Stone’s Class A Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of Gold Stone’s Class A Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment commencing on page 29.”

“We,” “us,” and “the Group” refer to Gold Stone and its subsidiaries. We currently conduct our business through Merry International, the Hong Kong subsidiary 100% owned by Gold Stone.

Cash transfers within our organization are generally conducted as follows: Gold Stone may transfer funds to Alpha Tech and, through Alpha Tech, to Merry International in the form of capital contributions or shareholder loans; and Merry International may transfer funds to Alpha Tech, and Alpha Tech may transfer funds to Gold Stone, through repayment of loans, advances, dividends or other distributions, in each case subject to applicable laws and regulations, including the availability of distributable profits. Under the laws of Hong Kong, in declaring a dividend or other distributions, Merry International has to ensure that it has sufficient distributable profits and sufficient fund to remain a going concern and there is no contractual obligations owing to third parties prohibiting or restricting dividend. Currently, there are no foreign exchange controls in Hong Kong or the British Virgin Islands that materially affect our ability to transfer cash among these entities or to U.S. investors, although it is uncertain whether the PRC government may in the future impose restrictions on the ability of a Hong Kong entity to transfer cash out of Hong Kong. As of the date of this prospectus, no cash transfers in the form of dividends or distributions have occurred within our group or to U.S. investors. We do not anticipate paying any cash dividends in the foreseeable future and intend to retain all available funds and future earnings, if any, to support the growth of our business.

	Per Share	Total(2)
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      An underwriting discount equal to 8% of the public offering price will be provided to Prime Number Capital LLC, as representative of the underwriters (the “Representative”). See “Underwriting” beginning on page 111.

(2)      Assuming that the Representative does not exercise any portion of their over-allotment option.

          This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriters, or certain other expenses for which we have agreed to reimburse the underwriters. See “Underwriting” beginning on page 111.

We expect our total cash expenses for this Offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $250,000, exclusive of the above discount and non-accountable expenses. These payments will further reduce proceeds available to us before expenses. See “Underwriting” on page 111.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. Gold Stone has granted the Representative an option for forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of the Class A Ordinary Shares to be offered by us pursuant to this offering (excluding the Class A Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the Representative exercises the option in full, the total underwriting discounts payable will be $[•] based on an offering price of $[•] per share, and the total proceeds to Gold Stone, before expenses, will be $[•].

The Representative expects to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting”, on or about [•], 2026.

Until          , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prime Number Capital, LLC

The date of this prospectus is            , 2026

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares.

Neither we nor the Representative has taken any action to permit a public offering of the Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” commencing on page 15. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to the “Company,” “Registrant” or similar terms used in this prospectus refer to Gold Stone Technical Inc., a company incorporated under the laws of the Cayman Islands (“Gold Stone”). “We,” “us,” “the Group” refer to Gold Stone and its consolidated subsidiaries, unless the context otherwise indicates. We currently conduct our business through Merry International Technical Services (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Merry International”, “Operating Subsidiary” or “Hong Kong Subsidiary”).

Unless otherwise indicated, all numbers and financial information are presented in U.S. Dollars.

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time.

•        “Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•        “Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China.

•        “HKD,” “HK$” or “H.K. Dollars” refers to the official legal currency of Hong Kong.

•        “Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares.

•        “PRC” or “China” refers to the People’s Republic of China, including Hong Kong Special Administrative Region (“Hong Kong”) and Macau Special Administrative Region (“Macau”), for purposes of this prospectus only; and in the future filings of the Company’s registration statements under the Securities Act of 1933, as amended, or its periodic reports under the Securities Exchange Act of 1934, as amended, the definition of China or PRC will include Hong Kong or Macau.

•        “Securities Act” refers to the Securities Act of 1933, as amended.

•        “USD,” “US$” or “U.S. Dollars” refers to the official legal currency of the United States.

Corporate History and Structure

Our business was initially conducted through Merry International Technical Services (Hong Kong) Limited, which was incorporated on August 17, 2018 and acquired by Mr. Chi Chung Tang in 2022. In preparation for our initial public offering and to establish an offshore holding company structure, we commenced a series of corporate reorganizations beginning in late 2024.

On November 26, 2024, Mr. Tang and Mr. Lam Sin Hang each established their respective British Virgin Islands holding companies, being Top Future Enterprises Ltd. and Arm Global Ventures Ltd., to serve as their investment vehicles for the reorganization. On February 10, 2025, Gold Stone Technical Inc. was incorporated in the Cayman Islands, with 96% of its shares issued to Top Future Enterprises Ltd. and 4% to Arm Global Ventures Ltd. Gold Stone Technical Inc. was designated to become the listing vehicle of our group.

On February 21, 2025, Gold Stone Technical Inc. incorporated Alpha Tech Innovations Ltd., a wholly-owned subsidiary in the British Virgin Islands, to function as the intermediate offshore holding entity. Following its establishment, Alpha Tech Innovations Ltd. became the sole shareholder of Merry International Technical Services (Hong Kong) Limited. As a result of this restructuring, Merry International Technical Services (Hong Kong) Limited became an indirect wholly-owned subsidiary of Gold Stone Technical Inc.

Upon completion of the reorganization, Mr. Tang, Mr. Lam, and other shareholders hold their respective ownership interests in our group through Top Future Enterprises Ltd. and Arm Global Ventures Ltd., and our post-reorganization corporate structure consists of Gold Stone Technical Inc. as the ultimate parent company, Alpha Tech Innovations Ltd. as its intermediate offshore holding subsidiary, and Merry International Technical Services (Hong Kong) Limited as our operating entity.

This reorganization was undertaken to establish a clear offshore shareholding structure and to prepare our group for the proposed initial public offering. After the reorganization, the Company’s corporate structure is as follows:

Top Future Enterprises Ltd.
Other Existing Shareholders
Public Shareholders
Pre IPO
75.29% Class A Ordinary Shares
Post IPO
[ ]% Class A Ordinary Shares
Pre IPO
24.71% Class A Ordinary Shares
Post IPO
[ ]% Class A Ordinary Shares
Pre IPO
0% Class A Ordinary Shares
Post IPO
[ ]% Class A Ordinary Shares
Gold Stone Technical Inc.
Cayman Islands
100%
Alpha Tech Innovations Ltd.
BVI
100%
Merry International Technical Services (Hong Kong) Limited
HK

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Our solutions for the investment sector are tailored for software developers specialized for financial market participants and service providers that engage in activities such as quantitative research, and performance evaluation, trade execution analysis, and risk monitoring and controls. Our software fits into these workflows by processing large-scale and, in certain cases, high-frequency datasets, for smart, optimized trade execution results analysis, and conducting KPI-based performance analysis to measure how successful the transactions are, and utilizing algorithm to uncover complex, non-linear patterns within massive historical datasets to optimize multi-factor models, with outputs that can be integrated into clients’ internal systems and reporting tools.

Our solutions for the digital marketing sector are tailored for market participants that are involved in activities such as audience/user profiling, targeted marketing, campaign optimization, and marketing performance measurement and reporting across digital channels. Our software fits into these practices by ingesting and analyzing multi-source user and campaign data (including user demographics, behavioral patterns and potential consumer intent), supporting user behavior profiling and targeting strategies, and providing A/B testing and KPI-based measurement outputs to help clients optimize conversion and allocate marketing resources.

Our solutions can also be applicable to other business sectors such as healthcare, finance, supply chain and logistics. Drawing on our extensive experience in implementing and optimizing clients’ algorithmic models, we provide innovative solutions that facilitate digital transformation, enhance operational efficiency, enable robust risk monitoring and controls, and support advanced analytical reporting.

Our algorithmic implementation is a high-frequency, end-to-end pipeline designed to transform raw, multi-source data into real-time actionable intelligence. We achieve efficiency through strategic data engineering, model optimization, and parallel execution. Our implementation follows a structured four-stage process:

•        Unified Data Ingestion:    We integrate heterogeneous data through a universal feature pipeline. This standardizes raw inputs into algorithm-ready formats, such as time-series features, cross-features, and vectorized representations.

•        Predictive Modeling:    Using historical data, we train base models to forecast critical indicators like conversion rates, price fluctuations, and liquidity.

•        Strategy & Decision Engine:    Model outputs are fed into a decision engine that decomposes objectives. By combining predefined rules with optimization algorithms, the engine generates specific action commands for the execution layer.

•        A/B Testing & Evaluation:    Multiple algorithmic versions run in parallel with real-time traffic splitting. We use statistical testing to identify and promote the winning version.

To achieve millisecond-level decision-making and reduce computational overhead, we employ the following optimization methods:

•        Model Compression & Quantization:    We simplify and quantize trained models to ensure they are lean enough for deployment in timing conservative calculation engines.

•        Parallel Execution Paths:    We restructure linear computational models into parallel execution branches. This allows us to utilize parallel processing power to compress the time required for complex predictions.

•        Instruction Cycle Optimization:    We design models specifically tailored to hardware characteristics to minimize the required CPU/GPU clock cycles.

•        Pre-computation & Look-up Tables:    By utilizing pre-calculated data and generation tables, we bypass repetitive, resource-heavy calculations during live inference.

Our approach emphasizes data governance, modeling, and analytics, utilizing practical methodologies and established technologies to achieve complex business objectives. At the core of our business are customized implementation and optimization services that empower clients to efficiently manage and analyze large and varied databases, thereby supporting informed business decision-making. These services encompass a comprehensive range of capabilities, including:

•        Data processing, tagging, cleansing, and integration of massive datasets.

•        Providing authorization and connections management points for the client’s system to access the processed database.

•        Breaking down clients’ processing queries into executable batches of processing commands to facilitate timely and orderly execution based on clients’ pre-defined criteria and time frames.

•        Monitoring and risk control of client’s business activities, and feed back to client’s own systems for execution of further internal control policies.

•        Reporting and providing feedback on possible enhancements to client’s activities based on intelligent algorithms and pre-defined Key Performance Indicators (KPIs) for future improvements.

•        Connections and data conversion points between client’s various systems.

Our commitment to client-centric innovation ensures that our services are highly customizable, compatible with mainstream ecosystems, and optimized for specific needs, such as improving conversion rates in marketing or enhancing data-driven decision-making. We assist clients to implement and optimize their intelligent algorithm models based on proven techniques and scalable infrastructure, thereby helping clients to achieve measurable business impacts, including increased operational resilience, better resource allocation, and unlocked growth opportunities in dynamic market landscapes.

OUR CUSTOMERS AND SUPPLIERS

Our customers include corporate customers and individuals. We deliver customized software services tailored for clients in software development and integration for investment and digital marketing sectors. For the period between April 2023 and March 2024, the combined revenues of our top ten customers contributed to 99.0% of our total revenues. For the period between April 2024 and March 2025, the combined revenues of our top ten customers contributed to 98.9% of our total revenues.

See “Our Business — Our Customers and Suppliers” commencing on page 78 for more detailed disclosures on Merry International’s customers and suppliers.

Competitive Strengths

We believe the following competitive strengths contribute to our success and set us apart from our competitors:

•        We engage in in-depth discussions with clients to analyze their specific needs and providing customization services, supporting complex scenarios across multiple data types and systems.

•        Our algorithmic implementation and optimization involve the using of automated and structured policy for data processing, adjusting and optimizing algorithmic models to improve efficiency.

•        We develop a rigorous risk management framework for delivery of data desensitization and privacy protection functionalities.

•        Our implementation includes built-in risk management modules such as reporting controls and transaction limit controls, ensuring full adherence to business requirements and minimizing operational risks.

See “Our Business — Competitive Strengths” commencing on page 79 for more detailed disclosures on Merry International’s competitive strengths.

Business Plan

We aim to drive sustainable and accelerated growth through a multifaceted strategy centered on technology leadership, market expansion, and customer-centric innovation. Our key growth approaches include:

•        Continuous innovation in algorithmic implementation and optimization:    We continuously enhance our intelligent algorithmic implementation and optimization methodology, execution efficiency, and scalability to maintain technological advantage to cope with dynamic market environments.

•        Expansion of market reach across industries:    While strengthening our presence in the business sectors we are now serving, we are actively expanding our footprint into industries such as healthcare, finance, supply chain and logistics, leveraging our core competencies in data-driven solutions to tap into broader customer bases and revenue streams.

•        Strategic partnerships and ecosystem development:    We pursue collaboration with other industry players, technology vendors to enhance integration capabilities. These partnerships accelerate product innovation, improve client access, and position us as a trusted intelligent algorithmic implementation and optimization provider.

•        Global geographic expansion:    We plan to establish presence in other major financial and technology hubs worldwide, including by way of establishing alliances to facilitate market entry and enhance customer support. This global approach aims to capture regional growth opportunities and build internationally recognized brand equity.

•        Customer-centric solution customization:    We emphasize tailoring our product offerings to meet specific client needs across data integration, and analytics applications. By delivering a customizable and efficient solution, we target to improve client adoption, satisfaction, and retention.

•        Investment in technology and research and development:    As part of our growth strategy, we are committed to continuing investment in technology and research and development. By prioritizing innovation and the advancement of our core algorithmic implementation and big data analytics capabilities, we aim to maintain our technological advantage in specific areas. Our ongoing R&D efforts focus on refining implementation techniques, exploring emerging technologies such as machine learning and automated model optimization, and developing new solutions to address complex client needs. This dedication enables us to enhance the performance, efficiency, and adaptability of our platforms, thereby delivering value to our customers and supporting long-term growth.

•        Talent development and organizational excellence:    Recognizing that skilled talent fuels innovation, we focus on attracting, training, and retaining leading experts in algorithm implementation, data science, and software engineering. Our organizational culture promotes agility, collaboration, and continuous learning to accelerate execution and respond swiftly to market changes.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in Gold Stone’s Class A Ordinary Shares, including risks and uncertainties, among others, the following:

Risks Related to Our Business

•        Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations (page 15).

•        We may not be able to manage future growth effectively (page 15).

•        We may fail to obtain and maintain licenses and permits which may in future be necessary for the conduct of our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the industries in which we operate in Hong Kong (page 15).

•        Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations (page 15).

•        Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all (page 16).

•        We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position (page 16).

•        Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business (page 17).

•        Increases in labor costs in Hong Kong may adversely affect our business and results of operations (page 17).

•        We depend on a limited number of customers for a substantial portion of our revenue (page 18).

See “Risk Factors — Risks Related to Our Business” commencing on page 15 for more detailed disclosures on these risks and uncertainties.

Risks Related to Doing Business in Hong Kong

•        Gold Stone is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, Gold Stone’s operations are primarily conducted by its subsidiary in Hong Kong (page 22).

•        The Hong Kong legal system embodies uncertainties which could negatively affect our listing on [Nasdaq/NYSE] and limit the legal protections available to you and us (page 23).

•        We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global financial condition could significantly impact our business (page 23).

•        Hong Kong’s position and reputation is dependent on the high degree of autonomy (page 23).

•        We may be affected by the currency peg system in Hong Kong (page 23).

•        A decline in the economies of Hong Kong, mainland China, or globally, or alterations in mainland China and Hong Kong’s economic and political policies, may significantly and negatively impact our business and financial condition (page 24).

•        Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business (page 24).

•        The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our subsidiary in Hong Kong, which may affect a substantial part of our business (page 25).

See “Risk Factors — Risks Related to Doing Business in Hong Kong” commencing on page 19 for more detailed disclosures on these risks and uncertainties.

Risks Related to Gold Stone’s Class A Ordinary Shares and This Offering

•        Gold Stone’s Class A Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of Gold Stone’s Class A Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment (page 29).

•        There has been no previous public market for Gold Stone’s Class A Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell Gold Stone’s Class A Ordinary Shares at or above the price you paid, or at all (page 30).

•        The market price for Gold Stone’s Class A Ordinary Shares may be volatile (page 30).

•        If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding Gold Stone’s Class A Ordinary Shares, the price of Gold Stone’s Class A Ordinary Shares and trading volume could decline (page 31).

•        The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all (page 31).

See “Risk Factors — Risks Related to Gold Stone’s Class A Ordinary Shares and This Offering” commencing on page 29 for more detailed disclosures on these risks and uncertainties.

Risks Related to Gold Stone’s Corporate Structure

•        Cayman Islands economic substance requirements may have an effect on our business and operations (page 35).

•        As Gold Stone is incorporated under Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited (page 36).

•        Gold Stone will rely on dividends and other distributions on equity paid by its subsidiaries to fund its cash and financing requirements, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on its ability to conduct its business. Moreover, to the extent that cash is in Gold Stone’s subsidiaries in Hong Kong, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or the PRC government on the ability to transfer cash out of Hong Kong or a Hong Kong entity (page 37).

See “Risk Factors — Risks Related to Gold Stone’s Corporate Structure” commencing on page 36 for more detailed disclosures on these risks and uncertainties.

In addition, please see “Risk Factors” commencing on page 15 of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.

Transfer of Cash To and From Our Subsidiaries

We mainly conduct our marketing, sales and other operation activities through our wholly owned subsidiary in Hong Kong, Merry International. As a result, almost all of our sales revenues are received by Merry International. Transfers of funds from Merry International to its holding company, Alpha Tech, are free of restrictions, subject to availability of distributable profits and sufficient cash to maintain as a going concern and solvency of Merry International and any contractual obligations owed to third parties prohibiting or restricting dividend distributions. Transfers of funds in the form of dividend from Alpha Tech to Gold Stone is not subject to exchange controls, and all such dividends may be freely transferred out of the British Virgin Islands, clear of any income or other tax of the British Virgin Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the British Virgin Islands.

Gold Stone is incorporated in the Cayman Islands as an exempted company and operates as a holding company with no actual operations and it currently conducts its business through its subsidiary in Hong Kong. There have been no cash flows and transfers of other assets between the holding company and its subsidiaries. Merry International has not made any dividend payment or distribution to the holding company as of the date of this prospectus and Merry International has no plans to make any distribution or dividend payment to the holding company in the near future. Neither Gold Stone nor Merry International has made any dividends or distributions to U.S. investors as of the date of this prospectus.

All transfers of cash are related to the operations of the subsidiaries in the ordinary course of business. For Merry International and Gold Stone, there are no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors. Also, there are no restrictions and limitations on the abilities of Merry International or Gold Stone to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed. However, PRC may impose greater restrictions on Merry International’s abilities to transfer cash out of Hong Kong and to the holding company, which could adversely affect our business, financial condition and results of operations.

Foreign Private Issuer Status

Gold Stone is a foreign private issuer within the meaning of the rules under the Exchange Act. As such, Gold Stone is exempt from certain provisions applicable to United States domestic public companies. For example:

•        Gold Stone is not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, Gold Stone is permitted to comply solely with its home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        Gold Stone is not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        Gold Stone is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        Gold Stone is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        Gold Stone’s insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating HFCAA was signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identified the registered public accounting firms in mainland China and Hong Kong that were subject to such determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. According to the PCAOB, its December 2021 determinations under the Holding Foreign Companies Accountable Act remain in effect. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB issued a Determination Report determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacating the 2021 Determinations the contrary. But the PCAOB further noted that it would act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. As of the date of the prospectus, Edward Associate CPA PLLC, our auditor, is not identified in the 2021 PCAOB Report as a firm subject to the PCAOB’s determination. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause Gold Stone’s Class A Ordinary Shares to be delisted from the [Nasdaq/NYSE].

PRC RELATED REGULATIONS RELATED TO THIS OFFERING

In spite of the recent developments in the PRC authorities’ regulatory acts, including the CSRC’s promulgation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises on February 17, 2023, the CSRC, Ministry of Finance, and National Administration of State Secrets Protection, and National Archives Administration of China’s joint issuance of the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing on February 24, 2023, and the CAC’s promulgation of the Measures on Security Assessment of Cross-border Data Transfer on July 7, 2022, we do not believe we are subject to such regulations. We have no business operations in nor material connections with mainland China. Therefore, we do not believe the offering of Gold Stone’s Class A Ordinary Shares requires any approval from or filing with the PRC authorities.

Emerging Growth Company Status

Gold Stone is an “emerging growth company”, as defined in the “JOBS Act”, and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management discussion and analysis of financial conditions and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in Gold Stone’s Class A Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

Gold Stone could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which its annual gross revenues exceed $1.235 billion, (2) the date that Gold Stone becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Gold Stone’s Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter and Gold Stone has been publicly reporting for at least 12 months, or (3) the date on which Gold Stone has issued more than $1 billion in non-convertible debt during the preceding three-year period.

Controlled Company

Gold Stone is a “controlled company” as defined under the [Nasdaq Stock Market Rules/NYSE Rules] because, and as long as, Mr. Chi Chung Tang, Gold Stone’s Chief Technology Officer, controls more than 50% of the Gold Stone’s voting rights for the election of Gold Stone’s directors. For so long as Gold Stone remains a controlled company under that definition, Gold Stone will be permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of Gold Stone’s board of directors must be independent directors;

•        an exemption from the rule that the compensation of Gold Stone’s chief executive officer must be determined or recommended solely by independent directors;

•        an exemption from the rule that Gold Stone’s director nominees must be selected or recommended solely by independent directors; and

•        an exemption from the rule that requires an annual performance evaluation of the compensation and nominating and corporate governance committees.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Legal Proceedings

None of Gold Stone or its subsidiaries is currently a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Corporate Information

Gold Stone’s principal executive offices are located at Unit No. 86, 1/F., South Seas Centre, No. 75 Mody Road, Kowloon, Hong Kong. Our telephone number at this address is +852 2866 0368. Gold Stone’s registered office in the Cayman Islands is located at ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203. Gold Stone’s agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.] Investors should contact us for any inquiries through the address and telephone number +852 2866 0368 of our principal executive offices.

Our website is https://www.merrytech.hk. The information contained on our website is not a part of this prospectus.

The Offering

Securities being offered:	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriters exercises in full their option to purchase additional [ ] shares from Gold Stone).
Initial offering price:	The purchase price for the shares will be US$[ ] per ordinary share, the midpoint between US$[ ] and US$[ ] per share.
Number of Ordinary Shares outstanding before the offering:	40,000,000 of Gold Stone’s Class A Ordinary Shares and 10,000,000 of Gold Stone’s Class B Ordinary Shares are outstanding as of the date of this prospectus.
Number of Ordinary Shares outstanding after the offering:	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriters exercise in full their option to purchase additional [ ] shares from us) and 10,000,000 Class B Ordinary Shares.
Voting Rights	Each holder of Class A Ordinary Shares is entitled to one (1) vote per share. Each holder of Class B Ordinary Share is entitled to ten (10) votes per share.
Gross proceeds to us, net of underwriting discount but before expenses:	US$[ ], based on an offering price at US$[ ]. (or US$[ ] if the underwriters exercise in full their option to purchase additional [ ] shares from us).
Use of proceeds:

Gold Stone intends to use the net proceeds from this offering to, among other things, (i) the advancement of our core algorithmic and big data analytics capabilities and enhancing our research and product development capabilities (approximately 40% of the offering proceeds); (ii) the implementing of our international expansion strategy (approximately 20% of the offering proceeds); (iii) sales, marketing and branding activities (approximately 20% of the offering proceeds); and (iv) general corporate purposes, which may include working capital needs and other corporate uses (approximately 20% of the offering proceeds).

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. Management will have broad discretion over how to use the net proceeds we receive from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

For more information on the use of proceeds, see “Use of Proceeds” on page 39.

Lock-up

The Company, all of our directors and officers and any holders of five percent (5%) or more of our outstanding Ordinary Shares (calculated on an as-converted basis) as of the effective date of this Registration Statement will agree with the Representative, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of Gold Stone’s Class A Ordinary Shares (including Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares) or securities convertible into or exercisable or exchangeable for Gold Stone’s Class A Ordinary Shares for a period of one hundred eighty (180) days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” on page 111 for more information.

[Nasdaq/NYSE] Symbol:	We plan to reserve the symbol “[ ]” for purposes of listing Gold Stone’s Class A Ordinary Shares on the [Nasdaq/NYSE] and have applied to list Gold Stone’s Class A Ordinary Shares on [Nasdaq/NYSE].
Transfer agent and registrar	[ ]
Risk factors:

Investing in Gold Stone’s Class A Ordinary Shares involves a high degree of risk. As an investor, you should not buy Gold Stone’s Class A Ordinary Shares unless you are able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section commencing on page 15.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected operating data for the years ended March 31, 2025 and 2024 and the selected consolidated balance sheets data as of March 31, 2025 and 2024 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of income and comprehensive income for the six months ended September 30, 2025 and 2024, the summary consolidated balance sheets as of September 30, 2025 and the summary consolidated statements of cash flows data for the six months ended September 30, 2025 and 2024 were derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Six Months Ended September 30, 2025 and 2024

	2025	2024	Change
			Change	%
	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Income and Comprehensive Income:
Revenues	$2,787,775	$1,758,192	$1,029,583	58.6
Cost of revenues	(1,172,687)	(1,609,805)	437,118	-27.2
Gross profit	1,615,088	148,387	1,466,701	988.4
Selling and marketing	(316,039)	—	(316,039)	100.0
General and administrative	(262,557)	(20,325)	(242,232)	1191.8
Research and development	—	(3,002)	3,002	-100.0
Income from operations	1,036,492	125,060	911,432	728.8
Total other expenses, net	(1,451)	(176,853)	175,402	-99.2
Income (loss) before income tax	1,035,041	(51,793)	1,086,834	2098.4
Income tax expense (benefit)	(159,970)	59,209	(219,179)	370.2
Net income	$875,071	$7,416	$867,655	11699.8
No. of shares	25,000,000	25,000,000	—	—
Income per share – basic and diluted	$0.04	$—	$0.04	—

Twelve Months Ended March 31, 2025 and 2024

	2025	2024	Change
			Change	%
Selected Consolidated Statements of Income and Comprehensive Income:
Revenues	$4,670,554	$1,987,130	$2,683,424	135.0
Cost of revenues	(3,050,913)	(1,197,010)	(1,853,903)	154.9
Gross profit	1,619,641	790,120	829,521	105.0
Selling and marketing	(83,064)	—	(83,064)	100.0
General and administrative	(121,238)	(197,547)	76,309	(38.6)
Research and development	(5,537)	(31)	(5,506)	17,761.3
Income from operations	1,409,802	592,542	817,260	137.9
Total other expenses, net	(160,413)	(280,343)	119,930	(42.8)
Income before provision for income taxes	1,249,389	312,199	937,190	300.2
Provision for income taxes	(185,990)	(50,421)	(135,569)	268.9
Net income	$1,063,399	$261,778	$801,621	306.2
No. of shares	25,000,000	25,000,000	—	—
Income per share – basic and diluted	$0.04	$0.01	$0.03	300.0

Summary Consolidated Balance Sheets Data

As of September 30, 2025 and March 31, 2025

	2025/9/30	2025/3/31
	(Unaudited)
Total current assets	$2,586,873	$1,305,034
Total non-current assets	2,228,034	2,033,859
Total Assets	$4,814,907	$3,338,893

Total current liabilities	$1,253,055	$662,910
Total non-current liabilities	7,809	—
Total liabilities	1,260,864	662,910
Total shareholders’ equity	3,554,043	2,675,983
Total liabilities and shareholders’ equity	$4,814,907	$3,338,893

As of March 31, 2025 and March 31, 2024

	2025/3/31	2024/3/31
Total current assets	$1,305,034	$4,347,658
Total non-current assets	2,033,859	2,070,142
Total Assets	$3,338,893	$6,417,800

Total current liabilities	$662,910	$4,816,913
Total non-current liabilities	—	—
Total liabilities	662,910	4,816,913
Total shareholders’ equity	2,675,983	1,600,887
Total liabilities and shareholders’ equity	$3,338,893	$6,417,800

Summary Consolidated Statements of Cash Flows

	Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(129,193)	2,951,958
Net cash used in by financing activities	(170,252)	(3,020,505)
Effect of foreign exchange rate changes	(1,405)	470
Net decrease in cash, cash equivalents	(300,850)	(68,077)
Cash, cash equivalents and restricted cash at beginning of period	447,412	72,386
Cash, cash equivalents and restricted cash at end of period	$146,562	$4,309
	Twelve Months Ended March 31,
	2025	2024
Net cash (used in) provided by operating activities	$3,430,378	(3,050,799)
Net cash (used in) provided by financing activities	(3,056,849)	3,014,252
Effect of foreign exchange rate changes	1,497	(129)
Net increase (decrease) in cash, cash equivalents	375,026	(36,676)
Cash, cash equivalents and restricted cash at beginning of Year	72,386	109,062
Cash, cash equivalents and restricted cash at end of Year	$447,412	$72,386

RISK FACTORS

An investment in Gold Stone’s Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in Gold Stone’s Class A Ordinary Shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of Gold Stone’s Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We commenced our business since the acquisition of the Operating Subsidiary in December 2022. However, we cannot assure you that our efforts to further develop these businesses will be successful. If our business fails to grow, our future growth will be materially and adversely affected. Although we recorded net income $261,778 and $1,063,399 for the fiscal years ended March 31, 2024, and March 31, 2025, we cannot assure you that our results of operations will not be adversely affected for the fiscal year ending March 31, 2026 or any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to manage future growth effectively.

If our business plans are successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment in our Class A Ordinary Shares.

We may fail to obtain and maintain licenses and permits which may in future be necessary for the conduct of our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the industries in which we operate in Hong Kong.

While our existing scope of business, namely, the provision of software services, does not require any industry-specific licenses or permits in Hong Kong, we may be required to obtain and maintain other approvals, licenses, permits and filings if the scope of our business changes. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among other things, the applicable laws and regulations. If we are unable to obtain any of such licenses and permits or extend, alter or renew any of the future licenses or permits upon their expirations, or if it is required to incur significant additional costs to obtain, extend, alter or renew these future licenses, permits and approvals, we may not be able to undertake any such changes to our scope of business, and our future operations could be materially and adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We have net cash used in operating activities of $3,050,799 for the year ended March 31, 2024 and net cash from operating activities of $3,430,378 for the year ended March 31, 2025, although we generated a net income of $1,063,399 and $261,778 during the fiscal years 2025 and 2024 respectively. We cannot assure you that our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our fees from customers in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure that this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our copyright, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business — Intellectual Property” and “Regulation — Regulation on Intellectual Property Rights.” Thus, we cannot ensure that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us with competitive advantages.

Third parties may obtain and use our intellectual property without our due authorization. Confidentiality, invention assignment and non-compete agreements may be breached by counter-parties. In such cases, we may need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Such legal actions to enforce our intellectual property rights could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and operating results.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, in the event of litigation, we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis on right of use or ownership of intellectual property. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we plan to invest significant time and expenses in training our employees, which we expect will increase their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our high-net-worth clients, resulting in a material adverse effect to our business.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits such as mandatory provident fund scheme, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Regulations — Hong Kong Regulations — Employment Ordinance (Chapter 57 of the Laws of Hong Kong)]” for details. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

The growth of our business depends on our ability to successfully introduce new products and services and improve existing products and services.

Our growth depends, in part, on our ability to successfully predict and respond to evolving customer demands and preferences. The development and introduction of innovative new products and services involve considerable costs. Any new product or service may not generate sufficient customer interest and sales to become a profitable product or service to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products and services to respond to the requirements of our customers, or if our new product or service introductions fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We do not have any business insurance coverage.

Currently, we do not have any business liability or disruption or keyman insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our Operating Subsidiary operates in a competitive environment and faces competition from existing and new industry players

The software development industry in Hong Kong and Asia is competitive and fragmented. Our Operating Subsidiary operates in a competitive environment, and our success depends to a large extent on our ability to compete against other industry players on, among other things, reputation, track record and customer service.

We cannot assure you that we will be able to compete effectively against our existing and future competitors and adapt quickly to changing market conditions and trends. Failure to keep abreast of technological advancements and industry developments may result in failure to provide services in a cost-effective and efficient manner compared to our competitors, which may lead to loss of customers. Our business and results of operations may be adversely affected if competition intensifies. Any failure by us to remain competitive will adversely affect our business, financial condition and results of operations.

There is no assurance that we will be able to compete successfully in the future against our existing or potential competitors or that our business, financial condition and results of operations will not be adversely affected by increased competition.

The Operating Subsidiary operates in dynamic industries, which makes it difficult to evaluate the future prospects.

In general, the software development industry is dynamic. The industries in which we operate, including those providing and maintaining algorithmic software development and advanced big data analytic solutions, are all highly dynamic and may not develop as expected. Our customers may not fully understand the value of our solutions and potential new customers may have difficulty distinguishing our solutions from those of our competitors. If we fail to convince our customers of the value of our solutions, the markets for our solutions do not continue to develop as we expect or we fail to address the needs of these dynamic, evolving industries, our Operating Subsidiary’s business may be materially and adversely affected.

We Depend on a Limited Number of Customers for a Substantial Portion of Our Revenue.

A limited number of customers account for a substantial portion of our revenue. For the period between April 2023 and March 2024, (i) the combined revenues of our top ten customers, consisting of 4 institutions and 6 individuals, contributed to 98.9% of our total revenues; and (ii) the combined revenues of our top 4 customers, which are in the software development business and securities business, contributed to 74.4% of our total revenues. For the period between April 2024 and March 2025, (i) the combined revenues of our top ten customers, consisting of 4 institutions and 6 individuals, contributed to 99.0% of our total revenues; and (ii) the combined revenues of our top 4 customers, which are in the businesses of software development, digital marketing and securities, contributed to 93.5% of our revenues. If our existing customers do not make subsequent purchases from us or renew their contracts with us, or if our relationships with our largest customers are impaired or terminated, our revenue could decline, and our results of operations would be adversely impacted.

Our Reliance on a Limited Number of Third-Party Software Developers May Subject Us to Concentration and Development Risks.

We depend on a limited number of third-party software developers to develop specific modules based on clients’ needs. For the period between April 2023 and March 2024, we spent approximately HK$9,366,128 in purchasing services from two suppliers. For the period between April 2024 and March 2025, we spent HK$21,950,820 in purchasing services from five suppliers. Any interruption, delay, reduction in availability, or failure of third-party software developers to deliver customized modules in accordance with our specifications and timelines could delay our project implementation, increase our development costs, and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, a special administrative region of the PRC. The regulations, rules and enforcement of laws of the PRC government may change rapidly with little advance notice. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and the value of our Class A Ordinary Shares could decrease or become worthless.

Gold Stone is a holding company, and we conduct all our operations in Hong Kong through the Operating Subsidiary. Hong Kong is a special administrative region of the PRC. Our Subsidiaries do not have operations in mainland China or are not regulated by any regulator in mainland China. Furthermore, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

•        Delay or impede our development;

•        Result in negative publicity or increase our operating costs;

•        Require significant management time and attention; and

•        Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that the PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations and the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our offerings; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Class A Ordinary Shares could decrease or become worthless.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer the Shares to investors and cause the value of the Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and it stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”, or the “PIPL”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should complete filing procedures with the CSRC within three working days following their submission of initial public offerings or listing application, and fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment, which was subsequently adopted as the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Companies and became effective on March 31, 2023.The rules also state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

In addition, the CSRC Filing Rules further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The CSRC Filing Rules further clarified and emphasized that the comprehensive determination of the “indirect overseas offerings and listing of PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the procedures under the CSRC Filing Rules if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issues’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing. As confirmed and advised by our PRC Counsel, Tian Yuan Law Firm, we are not subject to cybersecurity review by the CAC for the IPO or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations in Hong Kong, since: (i) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor are we controlled by any Mainland Chinese company or individual; (ii) the Operating Subsidiary is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in mainland China; (iii) we are headquartered in Hong Kong, with our senior management responsible for business operation and management are not mostly Chinese citizens or domiciled in mainland China; (iv) we only operate in Hong Kong, all of our revenue and profits are generated by our Operating Subsidiary in Hong Kong, none of our business activities are conducted in mainland China, and we have generated no revenue or profits from mainland China in the most recent accounting year; (v) we and our Operating Subsidiary will not be deemed an “operator” or “data processor” that is required to undergo cybersecurity review with the CAC prior to the listing in the United States, given that (a) as of the date of this prospectus, we do not place any reliance on collection and processing of any personal information and critical data to maintain our business operation; (b) data processed in our business should not have a bearing on national security nor affect or may affect national security; (c) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; (d) as of the date of this prospectus, neither we nor our Operating Subsidiary has been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (vi) pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, as further advised by our PRC Counsel, Tian Yuan Law Firm, given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the CSRC Filing Rules, PIPL, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Subsidiaries and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. We cannot assure you that PRC regulatory agencies would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the CSRC Filing Rules, Measures for Cybersecurity Review (2021), the PIPL become applicable to us or the Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this IPO before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this IPO, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Gold Stone is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, Gold Stone’s operations are primarily conducted by its subsidiary in Hong Kong.

Gold Stone is a Cayman Islands holding company with no material operations of its own. As of the date of this prospectus, all of Gold Stone’s business operations are conducted by its Hong Kong Operating Subsidiary, Merry International. The ability of Merry International to make dividend and other payments to Gold Stone may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Gold Stone and its subsidiaries, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as Merry International), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to the imposition of restrictions, limitations, and procedures on our transfer of funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Merry International, Alpha Tech, or Gold Stone to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. Any limitation on the ability of Merry International to pay dividends or make other distributions to its holding company could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if Merry International incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends.

The Hong Kong legal system embodies uncertainties which could negatively affect our listing on [Nasdaq/NYSE] and limit the legal protections available to you and us.

The Hong Kong legal system embodies uncertainties which could negatively affect Gold Stone’s listing on [Nasdaq/NYSE] and limit the legal protections available to you and us. As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. However, if the PRC were to materially alter the level of autonomy enjoyed by Hong Kong, this could potentially impact Hong Kong’s common law legal system, and may in turn bring about uncertainty in, for example, listing Gold Stone’s Class A Ordinary Shares on [Nasdaq/NYSE]. This also could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We currently operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global financial condition could significantly impact our business.

As of the date of this prospectus, all of the Group’s operations are conducted by our Hong Kong Operating Subsidiary, Merry International. Changes in demand, economic and political developments and regulatory changes in the region will have a significant effect on our business, results of operations and financial condition. In addition, adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, breakage of land or submarine transmission cables, military or terrorist activity or similar events within Hong Kong may cause significant disruption to our business operations. The outbreak of any severe contagious disease or pandemic within Hong Kong could also have a material adverse effect on our business, results of operations and financial performance. Any significant and protracted worsening to the present global financial and economic climate could result in a change to the spending or usage behavior of our customers which could have an adverse impact on our business, results of operations and financial performance.

Hong Kong’s position and reputation is dependent on the high degree of autonomy.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. On July 14, 2020, the President of U.S. signed an executive order to end the special status enjoyed by Hong Kong under the U.S.-Hong Kong Policy Act of 1992. Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This may in turn adversely affect the operations and profitability of our business.

A decline in the economies of Hong Kong, mainland China, or globally, or alterations in mainland China and Hong Kong’s economic and political policies, may significantly and negatively impact our business and financial condition.

The performance, future opportunities, financial health, and operational outcomes of us could be significantly impacted by the political, economic, and social landscapes in Hong Kong and mainland China. The Chinese economy stands apart from most developed nations across several aspects, such as the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Despite substantial growth in recent decades, the Chinese economy’s progression has been uneven, both regionally and across various sectors. The Chinese government has implemented various measures aimed at encouraging economic growth and guiding resource distribution. While these measures might benefit the broader Chinese economy, some could potentially have adverse effects on our operations.

The economy in Hong Kong and mainland China is responsive to global economic trends. A prolonged downturn in the worldwide or Chinese economy could impact the businesses of both our existing and potential customers, thereby exerting a negative influence on the business, operational results, and financial standing of our subsidiaries. Furthermore, sustained volatility in international markets may hinder our capacity to access the capital markets to fulfill liquidity requirements.

Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

Our operational activities are primarily conducted in Hong Kong. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business. In 2019, a number of political protests and conflicts have occurred in Hong Kong in connection with proposed legislation that would allow local authorities to detain and extradite people who are wanted in territories that Hong Kong does not have extradition agreements with, including the mainland of China and Taiwan. The economy of Hong Kong has been negatively impacted, including retail market, property market, securities market, and tourism, from such protests.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. We cannot assure you that the Hong Kong protests will not affect Hong Kong’s status as a Special Administrative Region of the People’s Republic of China and thereby affecting its current relations with foreign states and regions.

Our revenue is susceptible to Hong Kong protests as well as any other incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. It is unclear whether there will be other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

In addition, economic, political and legal developments and social conditions in the PRC may significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the mainland of China and Hong Kong. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our business operations and prospects, financial condition, and results of operations may be adversely affected by changes in policies by the PRC government, including:

•        changes in laws, regulations or their interpretation;

•        confiscatory taxation;

•        restrictions on currency conversion, imports or sources of suppliers, or ability to continue as a for-profit enterprise;

•        expropriation or nationalization of private enterprises; and

•        the allocation of resources.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our subsidiary in Hong Kong, which may affect a substantial part of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Chinese government may exercise significant oversight and discretion over the conduct of our subsidiary’s business and may intervene in or influence its operations at any time, which could result in a material change in its operations and/or the value of Gold Stone’s Class A Ordinary Shares.

Gold Stone is a holding company, and we conduct a substantial portion of our operations through our subsidiary in Hong Kong. As Hong Kong is a special administrative region of the PRC, the PRC government may choose to exercise significant oversight and discretion to companies based in Hong Kong. If we or our subsidiary in Hong Kong were to become subject to PRC laws, regulations, and other government directives in China, such laws, regulations, and other government directives in China may be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        Delay or impede our subsidiary’s development;

•        Result in negative publicity or increase our subsidiary’s operating costs;

•        Require significant management time and attention; and

•        Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our subsidiary’s business, including fines assessed for our subsidiary current or historical operations, or demands or orders that our subsidiary modify or even cease their business practices.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, some of which were with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development, or public interest before carrying out mergers, restructuring, or splits that affect or may affect national security. These statements were recently issued, and their official guidance and interpretation remain unclear at this time. While we believe that our subsidiary’s operations are not currently being affected, if such statements become applicable to our subsidiary in Hong Kong, compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our subsidiary’s cost of operations.

There are risks that the Chinese government may intervene or influence our subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our subsidiary’s operations and/or the value of Gold Stone’s Class A Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our subsidiary’s ability to conduct its business could decrease demand for its services, reduce revenues, increase costs, require it to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. To the extent that any new or more stringent measures are implemented and applicable to our business, our business, financial condition and results of operations could be adversely affected, and the value of Gold Stone’s Class A Ordinary Shares could decrease or become worthless.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of the PRC must conduct their business activities. Our principal operating subsidiary is a Hong Kong based company with no substantive operations in the mainland of China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Gold Stone’s Class A Ordinary Shares, which would materially affect the interest of the investors.

We currently do not have any operations in the mainland of China. All of our revenues are derived from our subsidiary in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of the mainland of China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in the mainland of China.

If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of Gold Stone’s Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

As of the date of this prospectus, we believe we: (i) are not required to obtain permissions from any PRC authorities to operate or issue Gold Stone’s Class A Ordinary Shares to foreign investors or trade Gold Stone’s Class A Ordinary Shares on [Nasdaq/NYSE]; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our subsidiary’s operations; and (iii) have not received or were denied such permissions by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Therefore, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, Gold Stone’s Class A Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Our Operating Subsidiary is subject to various evolving Hong Kong laws and regulations regarding data privacy, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

Our Operating Subsidiary, Merry International, operates its business in Hong Kong and is thus subject to the laws and regulations of Hong Kong in respect of data privacy and data protection. The main legislation in Hong Kong concerning data privacy is the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles and other provisions contained therein. The PDPO applies to a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data in or from Hong Kong. Our directors confirm to the best of their knowledge, information, and belief, as of the date of this prospectus, Merry International has complied with the laws and requirements in respect of data privacy in Hong Kong. Our directors confirm that: (i) Merry International has not been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to any breach of the PDPO by Merry International since its date of incorporation.

Failure to comply with the data privacy requirements in a timely manner, or at all, may subject us and/or Merry International to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of Merry International’s operations, which may in turn adversely affect our financial conditions, results of operations and prospects.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance which is intended to prevent and discourage anti-competitive conduct.

Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance.

The Company confirms that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in Gold Stone’s Class A Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in Gold Stone’s Class A Ordinary Shares could be rendered worthless. In addition, major issues with other U.S. listed Chinese companies in the future, could have a negative effect on the value of your investment, even though the Company is not involved.

The market price for Gold Stone’s Class A Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently there have been heightened tensions in the economic and political relations between the U.S. and China. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the U.S. and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of Gold Stone’s Class A Ordinary Shares could be adversely affected.

Our business, financial condition and results of operations, and/or the value of Gold Stone’s Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We currently do not have any operations in the mainland of China. As a result, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, as we operate in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

on the other hand, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. All of the legal and operational risks associated in operating in the PRC also apply to the operations of our subsidiary in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations, as to whether and how the recent and future PRC government statements and regulatory developments (such as those relating to data security or anti-monopoly) would be applicable to our subsidiary in Hong Kong and us, and as to the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in the mainland of China as a result of any future acquisition, expansion or organic growth.

Risks Related to Gold Ston e’s Class A Ordinary Shares and This Offering

Gold Stone’s Class A Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of Gold Stone’s Class A Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On November 5, 2021, the SEC approved Rule 6100 adopted by the PCAOB to establish a framework for the PCAOB’s determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCA Act, which requires a company to identify in its annual report, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. After we become a public company, if the SEC determines have three consecutive non-inspection years, the SEC will issue a stop order to prohibit the trading of Gold Stone’s Class A Ordinary Shares.

On December 16, 2021, the PCAOB issued a Determination Report which reported the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. The PCAOB is required to reassess its determinations by the end of 2022 and there are uncertainties whether the PCAOB will determine it is still unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB issued a Determination Report determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and vacating the 2021 Determinations the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access.

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Our current auditor, Edward Associate CPA PLLC, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Edward Associate CPA PLLC is not among the PCAOB-registered public accounting firms registered in mainland China or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe or conclude that Edward Associate CPA PLLC would not permit an inspection by the PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Gold Stone’s Class A Ordinary Shares could still be delisted and prohibited from being traded over-the-counter under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

There has been no previous public market for Gold Stone’s Class A Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell Gold Stone’s Class A Ordinary Shares at or above the price you paid, or at all.

The Class A Ordinary Shares of Gold Stone have never been traded publicly prior to this initial public offering. The market price and liquidity of Gold Stone’s Class A Ordinary Shares will be significantly harmed if an active trading market for those shares does not emerge following this offering. The public offering price for Gold Stone’s Class A Ordinary Shares will be determined by negotiations between us and the Representative and may bear little or no relationship to the market price for Gold Stone’s Class A Ordinary Shares after the public offering. You may not be able to sell any Class A Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

The market price for Gold Stone’s Class A Ordinary Shares may be volatile.

The market price for Gold Stone’s Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

•        the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

•        negative publicity, studies or reports;

•        changes in financial estimates by securities research analysts;

•        conditions in the pre-owned consumer electronic devices markets;

•        our capability to catch up with the technology innovations in the industry;

•        actual or anticipated fluctuations in our operating results;

•        changes in the economic performance or market valuations of other competitor companies;

•        announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•        release or expiration of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares (including Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares);

•        addition or departure of key personnel;

•        fluctuations of exchange rates between HK dollar and the U.S. dollar; and

•        general economic, health or political conditions in Hong Kong, China and worldwide.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of Gold Stone’s Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding Gold Stone’s Class A Ordinary Shares, the price of Gold Stone’s Class A Ordinary Shares and trading volume could decline.

The trading market for Gold Stone’s Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainties and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

Certain recent initial public offerings of companies with public floats comparable to Gold Stone’s anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Gold Stone may experience similar volatility, which may make it difficult for prospective investors to assess the value of its Class A Ordinary Shares.

In addition to the risks addressed above in “— The market price for Gold Stone’s Class A Ordinary Shares may be volatile”, Gold Stone’s Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. Upon the consummation of this offering, Gold Stone will have a relatively small public float due to the relatively small size of this offering, the ownership percentage of its executive officers and directors, and greater than 5% shareholders. As a result of its small public float, Gold Stone’s Class A Ordinary Shares may be less liquid and have greater share price volatility than the shares of companies with broader public ownership. The rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Gold Stone’s Class A Ordinary Shares. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. In addition, you may experience losses, which may be material, if the price of Gold Stone’s declines after this offering or if you purchase Gold Stone’s Class A Ordinary Shares prior to any price decline.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of Gold Stone to effect service of process or to enforce judgements obtained in the United States courts.

Gold Stone’s corporate affairs are governed by our memorandum and articles of association, the Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against Gold Stone’s directors and Gold Stone, actions by minority shareholders and the fiduciary responsibilities of Gold Stone’s directors to Gold Stone under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of Gold Stone’s shareholders and the fiduciary responsibilities of the directors of Gold Stone under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S.. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Currently, all of our operations are conducted outside the U.S., and all of our assets are located outside the U.S. All of our directors and officers are nationals or residents of jurisdictions other than the U.S. and a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

The Cayman Islands laws provide shareholders with only limited rights to requisition a general meeting and do not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Gold Stone’s amended and restated memorandum and articles of association provide that upon the requisition of any one or more of its shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meeting, its board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Gold Stone’s Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming Gold Stone’s Class A Ordinary Shares begin trading on [Nasdaq/NYSE], Gold Stone’s Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing Gold Stone’s Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be caused by a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of Gold Stone’s Class A Ordinary Shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in Gold Stone’s Class A Ordinary Shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Gold Stone’s Class A Ordinary Shares may not develop or be sustained.

Volatility in Gold Stone’s Class A Ordinary Shares price may subject us to securities litigation.

When compared to seasoned issuers, the market for Gold Stone’s Class A Ordinary Shares may experience significant price volatility, and we anticipate that our share price may be more volatile than a seasoned issuer for the foreseeable future. Following times of volatility in the market price of a firm’s Class A Ordinary Shares, plaintiffs have frequently started securities class action litigation against that company in the past. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

The management of Gold Stone will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine Gold Stone’s use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by Gold Stone’s management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, Gold Stone may have to issue additional securities at prices which may result in substantial dilution to Gold Stone’s shareholders.

If Gold Stone raises additional funds through the sale of equity or convertible debt, the current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Class A Ordinary Shares outstanding. Gold Stone may have to issue securities that may have rights, preferences, and privileges senior to Gold Stone’s Class A Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition. See “Dilution” on page 42 of this prospectus.

Gold Stone is not likely to pay cash dividends in the foreseeable future.

Gold Stone currently intends to retain any future earnings for use in the operation and expansion of the business of itself and its subsidiaries. Accordingly, Gold Stone does not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should Gold Stone determine to pay dividends in the future, its ability to do so will depend upon the receipt of dividends or other payments from its subsidiaries.

Gold Stone is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.

Gold Stone is a foreign private issuer within the meaning of the rules under the Exchange Act. As such, it is exempt from certain provisions applicable to United States domestic public companies. For example:

•        Gold Stone is not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, Gold Stone is permitted to comply solely with its home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        Gold Stone is not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        Gold Stone is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        Gold Stone is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        Gold Stone is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Gold Stone will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Gold Stone intends to file reports on Form 6-K as a foreign private issuer. However, the information Gold Stone is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosure may make Gold Stone’s Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find Gold Stone’s Class A Ordinary Shares less attractive as a result, there may be a less active trading market for Gold Stone’s Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [Nasdaq/NYSE], impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Gold Stone’s Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of March 31, 2022, the last business day of Gold Stone’s most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Gold Stone will be a “controlled company” under the [Nasdaq/NYSE] Rules, and Gold Stone, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect Gold Stone’s public shareholders.

Mr. Chi Chung Tang, the chairman and chief executive officer of Gold Stone, will hold a majority of the voting power of Gold Stone upon the completion of this offering. Therefore, Gold Stone will qualify as a “controlled company” under the [Nasdaq/NYSE] Rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of Gold Stone’s directors be independent, as defined in the [Nasdaq/NYSE] Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Gold Stone may elect to rely on any of such exemptions so long as it remains a controlled company and during any transition period following the time when Gold Stone is no longer a controlled company. Should Gold Stone choose to do so, you would not have the same protections afforded to shareholders of companies that are subject to all of [Nasdaq/NYSE] corporate governance requirements.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of Gold Stone’s Class A Ordinary Shares may be volatile, which could subject us to securities litigation and make it more difficult for you to sell Gold Stone’s Class A Ordinary Shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the Representative is required to sell shares in this offering to at least [    ] round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of $[    ] in order to ensure that we meet the [Nasdaq/NYSE] initial listing standards, we have not otherwise imposed any obligations on the Representative as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwrites was to determine that demand for Gold Stone’s Class A Ordinary Shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of Gold Stone’s Class A Ordinary Shares affected (positively or negatively) by the limited availability of Gold Stone’s Class A Ordinary Shares. If this were to happen, investors could find Gold Stone’s Class A Ordinary Shares to be more volatile than they might otherwise anticipate. Such share price volatility may increase the likelihood that a company may become the target of securities lawsuit. Additionally, it might be harder for smaller investors to sell their shares if a small number of individuals possessed a significant portion of our public float.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands, or the ES Law, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Law, we believe that our Company, Gold Stone Technical Inc., is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company, Gold Stone Technical Inc., is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

Because our business is conducted in Hong Kong dollars and the price of Gold Stone’s shares are quoted in United States Dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in USD. Changes in the exchange rate between the Hong Kong dollar and USD affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the U.S. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although Gold Stone’s Class A Ordinary Shares offered by this prospectus are denominated in USD, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the USD and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Risks Related to Gold Stone’s Corporate Structure

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (as revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” that carries on a “relevant activity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Gold Stone. A “relevant activity” includes a holding company business. Based on the current interpretation of the ES Act, we believe that (i) Gold Stone is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains, and (ii) Gold Stone carries on a holding company business, meaning the business of a pure equity holding entity. Accordingly, for so long as Gold Stone is a “pure equity holding company” that carries on a “holding company business”, it is only subject to the reduced substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As Gold Stone is incorporated under the Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Gold Stone is an exempted company incorporated under the laws of the Cayman Islands. Gold Stone’s corporate affairs are governed by its memorandum and articles of association (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against Gold Stone’s directors, actions by its minority shareholders and the fiduciary duties of its directors to Gold Stone under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Gold Stone’s shareholders and the fiduciary duties of its directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like Gold Stone have no general rights under the Cayman Islands laws to inspect corporate records, other than the memorandum and articles of association (as amended from time to time) and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Gold Stone’s directors have discretion under its memorandum and articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders except as confirmed by law or authorized by the directors or by Gold Stone by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, where Gold Stone is incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, Gold Stone plans to rely on certain home country practices with respect to its corporate governance after it completes this offering. Its shareholders may be afforded less protection that they would otherwise enjoy under Nasdaq corporate governance listing standards applicable to the U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our major shareholders than they would as public shareholders of a company incorporated in the United States.

Gold Stone may continue to rely on certain exemptions afforded to a Foreign Private Issuer even after it loses its status as an Emerging Growth Company.

Gold Stone will rely on dividends and other distributions on equity paid by its subsidiaries to fund its cash and financing requirements, and any limitation on the ability of its subsidiaries to make payments to it could have a material adverse effect on its ability to conduct its business. Moreover, to the extent that cash is in Gold Stone’s subsidiary in Hong Kong, there is a possibility that the funds may not be available to fund our operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or the PRC government on the ability to transfer cash out of Hong Kong or a Hong Kong entity.

Gold Stone is a holding company, and it will rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Within Gold Stone’s direct holding structure, the cross-border transfer of funds within the Group is legal and compliant with the laws and regulations of BVI, Hong Kong, and the Cayman Islands. Our subsidiary in Hong Kong is permitted under the laws of Hong Kong to provide funding to its direct registered shareholders through dividends without restrictions on the amount of the funds, other than as limited by the amount of its distributable earnings and subject to the requirement of maintaining sufficient fund for it to remain solvent as a going concern and meet its contractual obligations owed to third parties prohibiting or restricting dividend distributions. However, to the extent cash is in Gold Stone’s subsidiary in Hong Kong, there is a possibility that the funds may not be available to fund Gold Stone’s operations or for other uses outside of Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong laws or PRC government on the ability to transfer cash outside Hong Kong or Hong Kong entity. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between Gold Stone and its subsidiary in Hong Kong, if certain laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our subsidiary in Hong Kong), such funds or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Gold Stone or its subsidiary in Hong Kong to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Gold Stone.

Certain judgments obtained against us by Gold Stone’s shareholders may not be enforceable.

Gold Stone is a Cayman Islands exempted company and all of the Group’s assets are located outside of the United States. In addition, all of Gold Stone’s current directors and officers are nationals and residents of countries other than the United States and all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our goals and strategies;

•        our future business development, financial conditions and results of operations;

•        fluctuations in interest rates;

•        our expectations regarding demand for and market acceptance of our products and services;

•        projections of revenue, earnings, capital structure and other financial items;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry; and

•        general economic and business conditions in the markets in which we operate.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of Gold Stone’s Class A Ordinary Shares. In addition, the rapidly changing nature of pre-owned consumer electronic devices industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate the net proceeds to us from Gold Stone’s issuance and sale of [      ] shares of Class A Ordinary Shares in this offering will be approximately $[      ] million, assuming an initial public offering price of $[      ] per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the Representative’s over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $[      ] million.

A $1.00 increase (decrease) in the assumed initial public offering price of $[      ] per share would increase (decrease) our net proceeds from this offering by approximately $[      ] million, or $[      ] million if the Representative’s over-allotment option to purchase additional shares in this offering is exercised in full, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $[      ] million, assuming the assumed initial public offering price of $[      ] per share, the midpoint of the price range set forth on the cover page of this prospectus, remained the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows in the order of priority:

•        approximately 40%, or US$[      ] million for advancement of our core algorithmic and big data analytics capabilities and enhancing our research and product development capabilities;

•        approximately 20%, or US$[      ] million for implementing our international expansion strategy;

•        approximately 20%, or US$[      ] million for sales, marketing and branding activities;

•        approximately 20%, or US$[      ] million representing the remaining amount for general corporate purposes, which may include working capital needs and other corporate uses.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus. See “Risk Factors — Risks Related to Gold Stone’s Class A Ordinary Shares and This Offering — We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

DIVIDEND POLICY

Gold Stone has never declared or paid any cash dividend on its Class A Ordinary Shares. Gold Stone does not anticipate paying any cash dividends in the foreseeable future and it intends to retain all of its earnings, if any, to finance its growth and operations and to fund the expansion of its business. Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that Company may only pay dividends out of profit or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare final dividend, but no dividend shall exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Under the current Hong Kong laws, Merry International is permitted to provide funding to its direct registered shareholder or holding company through dividend distribution without restrictions on the amount of the funds, subject to availability of distributable profits and sufficient cash to maintain going concern and solvency of Merry International and any contractual obligations owed to third parties prohibiting or restricting dividend distributions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2025:

•        on an actual basis; and

•        on an adjusted basis to reflect the sale of [      ] Class A Ordinary Shares in this offering, at an initial public offering price of $[      ] per share, the midpoint between $[      ] and $[      ] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2025
	Actual	Pro Forma As Adjusted(1)
	US$	US$
Cash and cash equivalents	146,562

Liabilities
Total Non-Current Liabilities:	7,809
Total Current Liabilities:	1,253,055
Stockholders’ Equity:
Share capital	2,500
Subscription receivables	(2,500)
Shares to be issued
Additional paid-in capital(2)	2,004,644
Retained earnings	1,549,111
Accumulated other comprehensive income	288
Total stockholders’ equity	3,554,043

Total capitalization	3,554,043

____________

(1)      At an assumed public offering price of $[      ] per Class A Ordinary Share (the mid-point of the estimated public offering price range) and to reflect the application of the proceeds after deducting our estimated offering expenses.

(2)      Pro forma as adjusted for additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and commissions, Representative’s non-accountable expense allowance and other expenses. We expect to receive net proceeds of approximately $[      ] ($[      ] offering, less underwriting fee of $[      ] and non-accountable expenses of $[      ] and other offering expenses of approximately $[      ]).

DILUTION

If you invest in Gold Stone’s Class A Ordinary Shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of Gold Stone’s Class A Ordinary Shares as of September 30, 2025 was US$[      ], or US$[      ] per share based upon [      ] Class A Ordinary Shares outstanding. Net tangible book value per share is the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of Class A Ordinary Shares outstanding. Tangible assets equal our total assets less goodwill and intangible assets.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [      ] shares being sold pursuant to this offering at $[      ] per share, the midpoint between $[      ] and $[      ] per share, and after deducting underwriting discounts and commissions and expenses payable by us in the amount of approximately $[      ] million, and estimated other offering expenses in the amount of approximately $[      ] million, our pro forma net tangible book value would be approximately $[      ] million or $[      ] per share of Class A Ordinary Shares. This represents an immediate increase in net tangible book value of $[      ] per share to existing shareholders and an immediate decrease in net tangible book value of $[      ] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of September 30, 2025
Public offering price per share	US$	[ ]
Net tangible book value per share as of September 30, 2025	US$	0.06
Increase in net tangible book value per share attributable to existing shareholders	US$	[ ]
Pro forma net tangible book value per share after this offering	US$	[ ]
Dilution per share to new investors	US$	[ ]

A US$1.00 increase (decrease) in the assumed public offering price per share would increase (decrease) our pro forma net tangible book value after this offering by approximately $[    ] million, increase (decrease) the value per share to new investors by approximately $[    ], and increase (decrease) the dilution per share to new investors by approximately $[    ], after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, on an as adjusted basis as of September 30, 2025, the difference between the number of Class A Ordinary Shares purchased from Gold Stone, the total cash consideration paid, and the average price per share paid by Gold Stone’s existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using a public offering price of $[    ] per ordinary share:

	Class A Ordinary Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	20,000,000%		$	%	$
New investors from public offering		%	$	%	$
Total		%	$	%	$

ENFORCEABILITY OF CIVIL LIABILITIES

Gold Stone was incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        The Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Gold Stone’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., between Gold Stone, Gold Stone’s officers, directors and shareholders, be arbitrated. Currently, all of our operations are conducted in Hong Kong, and all of our assets are located in Hong Kong. All of our officers are nationals or residents of jurisdictions in Hong Kong and a substantial portion of their assets are located in Hong Kong. As a result, it may make it more difficult for a shareholder or an investor to effect service of process within the U.S. upon these persons, or to enforce against us or our officers or directors with the judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

Gold Stone has appointed [Cogency Global Inc., which is located at 122 East 42nd Street, 18th Floor, New York, NY 10168], as our agent to receive service of process with respect to any action brought against us in the U.S. in connection with this offering under the federal securities laws of the U.S. or of any State in the U.S.

Ogier, our counsel as to Cayman Islands law, and Lawrence Chan & Co., our counsel as to Hong Kong law have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and Hong Kong, respectively, would:

•        recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

Cayman Islands

We have been advised by Ogier, our counsel as to Cayman Islands law, that it is uncertain whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a federal or state court of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the United States courts against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Lawrence Chan & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits a separate legal action to be brought upon a foreign judgment, in order to recover such judgment debt from the judgment debtor. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy.

Corporate History and Structure

Our business was initially conducted through Merry International Technical Services (Hong Kong) Limited, which was incorporated on August 17, 2018 and acquired by Mr. Chi Chung Tang in 2022. In preparation for our initial public offering and to establish an offshore holding company structure, we commenced a series of corporate reorganizations beginning in late 2024.

On November 26, 2024, Mr. Tang and Mr. Lam Sin Hang each established their respective British Virgin Islands holding companies, being Top Future Enterprises Ltd. and Arm Global Ventures Ltd., to serve as their investment vehicles for the reorganization. On February 10, 2025, Gold Stone Technical Inc. was incorporated in the Cayman Islands, with 96% of its shares issued to Top Future Enterprises Ltd. and 4% to Arm Global Ventures Ltd. Gold Stone Technical Inc. was designated to become the listing vehicle of our group.

On February 21, 2025, Gold Stone Technical Inc. incorporated Alpha Tech Innovations Ltd., a wholly-owned subsidiary in the British Virgin Islands, to function as the intermediate offshore holding entity. Following its establishment, Alpha Tech Innovations Ltd. became the sole shareholder of Merry International Technical Services (Hong Kong) Limited. As a result of this restructuring, Merry International Technical Services (Hong Kong) Limited became an indirect wholly-owned subsidiary of Gold Stone Technical Inc.

Upon completion of the reorganization, Mr. Tang, Mr. Lam, and certain other shareholders hold their respective ownership interests in our group through Top Future Enterprises Ltd. and Arm Global Ventures Ltd., and our post-reorganization corporate structure consists of Gold Stone Technical Inc. as the ultimate parent company, Alpha Tech Innovations Ltd. as its intermediate offshore holding subsidiary, and Merry International Technical Services (Hong Kong) Limited as our operating entity.

This reorganization was undertaken to establish a clear offshore shareholding structure and to prepare our group for the proposed initial public offering. After the reorganization, the Company’s corporate structure is as follows:

On April 27, 2026, the Company issued to its existing shareholders, and the existing shareholders subscribed from the Company on a pro rata basis at a price of par value US$0.0001 per share, an aggregate of 20,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares (“Additional Subscriptions”). The Additional Subscriptions were allocated in proportion to then-existing shareholdings of the existing shareholders and did not result in any change in the shareholding ownership percentages of the existing shareholders nor a change of control of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

We are a Hong Kong — based software service provider specializing in the implementation, and optimization of intelligent algorithmic solutions and intelligent data-processing software. Our services are primarily provided to customers in the software development, software integration, investment, and digital marketing sectors, with extended applicability across a broad range of other industries, including logistics, healthcare, finance, and supply chain operations. Our solutions are designed to support digital transformation, enhance operational efficiency, strengthen risk monitoring and internal control capabilities, and enable data-driven decision making through highly customized and scalable technologies.

Our core offerings include:

(i)     data processing and integration for large and complex datasets.

(ii)    system authorization and connection-management points that enable clients to securely retrieve and utilize processed data.

(iii)   execution-batch processing engines that decompose clients’ processing queries into structured and sequenced operational instructions.

(iv)   monitoring and risk-control modules that provide real-time or scheduled oversight of clients’ activities and transactions.

(v)    intelligent-algorithm-driven reporting and optimization recommendations based on predefined KPIs, and

(vi)   interoperability bridges and data-conversion points that connect multiple client systems across heterogeneous environments.

These capabilities enable us to support clients in addressing complex operational challenges and managing large-scale data workflows more efficiently.

We generate revenue primarily through the delivery of intelligent algorithm solutions and intelligent data-processing software development. Our intelligent algorithm implementation and optimization services serve software developers, software integrators, institutional and individual investors. Our intelligent data-processing software development primarily supports digital marketing customers by enabling user profiling, targeted marketing strategies, content recommendation, and marketing-performance analytics based on clustering techniques, decision-tree modeling, and A/B testing frameworks.

Our customer base consists of both corporate customers and high-net-worth individual customers. For the period between April 2023 and March 2024, our top ten customers (four institutional clients and six individual customers) were 98.9% of our revenues. For the period between April 2024 and March 2025, our top ten customers (also four institutional clients and six individuals) were 99.0% of our revenues. Our institutional customers primarily operate in the software development, digital marketing, and securities investment businesses. We rely mainly on our own employees to implement and optimize algorithmic and risk-control modules, supplemented by certain third-party software modules procured from external developers and customized to meet client needs.

Our competitive strengths include our ability to deliver deep customization; our multi-source and cross-system data integration capabilities; our built-in compliance and risk-control frameworks; and our scalable algorithmic and processing pipelines. Our solutions support interoperability across heterogeneous systems and enable customers to leverage structured methodologies, data cleansing and labeling processes, and automated modeling to achieve robust operational performance.

We plan to continue expanding our technology capabilities, strengthen our R&D investments, broaden our industry reach — including healthcare, finance, supply chain, logistics, and digital marketing — and pursue strategic partnerships to support our long-term growth trajectory.

Key Factors Affecting Our Results of Operations

Our results of operations are influenced by several key factors, including the following:

1. Market Demand for Intelligent Algorithm and Data-Processing Solutions

Our revenue is heavily dependent on customer demand for digital-transformation, data-processing, and algorithm-implementation services. Demand is driven by (i) technology investment trends, (ii) regulatory requirements for risk monitoring and internal controls, and (iii) industry adoption of data-analytics-based decision making, particularly in the investment and digital-marketing sectors we serve.

2. Customer Concentration

We have historically generated a substantial portion of our revenues from a limited number of major customers. Our top ten customers accounted for 98.9% of revenue for the year ended March 31, 2024 and 99.0% for the year ended March 31, 2025. All revenue was derived from the Company’s top ten customers for the six months ended September 30, 2025 and 2024. Fluctuations in the business activities, procurement plans, or financial condition of these customers could materially impact our revenues.

3. Project Mix, Scale, and Complexity

Revenue and margins are influenced by the size and complexity of projects undertaken. Projects requiring significant algorithm implementation, system bridging, multi-source data integration, or customized risk-management modules typically demand higher engineering resources and may result in higher margins. Conversely, projects requiring substantial use of third-party software modules may result in lower margins.

4. Ability to Maintain and Enhance Technological Capabilities

Our performance depends on our ability to continue innovating in intelligent-algorithm implementation, data-processing automation, and cross-system interoperability. Our ongoing R&D focus — including model optimization, data-pipeline automation, and integration with external data-storage and exchange networks — is essential to maintaining competitiveness. Any delays in innovation or inability to keep pace with technological development may affect our results.

5. Availability and Cost of Skilled Technical Personnel

Our operations rely on experienced engineers, software developers, and data-processing specialists. Competition for such talent may increase labor cost or affect our ability to deliver projects on time. R&D staffing — given our emphasis on algorithm optimization and intelligent data processing — is a critical cost driver.

6. Procurement of Third-Party Software Components

While our core modules are developed internally, certain software components are procured from external suppliers. For the years ended March 31, 2024 and 2025 and the six months ended September 30, 2025, we procured software services from two, five and four suppliers, respectively. Increases in procurement costs, changes in supplier performance, or delays in delivery could affect both the costs of revenue and delivery schedules.

7. Expansion into New Industries and Geographic Markets

As we pursue growth in healthcare, finance, supply chain, logistics, and digital-marketing markets — and as we expand geographically — our results will depend on our ability to successfully penetrate new markets, establish customer relationships, and localize solutions where necessary.

8. Macroeconomic and Industry-Wide Factors

Technology spending cycles, general economic trends, regulatory expectations (including data-protection, privacy, and risk-control requirements), and competition among service providers may impact customer budgets and procurement decisions.

Results of Operations

Six Months Ended September 30, 2025 and 2024

			Change
	2025	2024	Amount	%
	(Unaudited)	(Unaudited)
	(US$)	(US$)	(US$)
Revenues	2,787,775	1,758,192	1,029,583	58.6%
Cost of revenues	(1,172,687)	(1,609,805)	437,118	-27.2%
Gross Profit	1,615,088	148,387	1,466,701	988.4%

Operating expenses:
Selling and marketing	(316,039)	—	(316,039)	100.0%
General and administrative	(262,557)	(20,325)	(242,232)	1191.8%
Research and development	—	(3,002)	3,002	-100.0%
Total operating expenses	(578,596)	(23,327)	(555,269)	2380.4%

Income from operations	1,036,492	125,060	911,432	728.8%
Other income (expenses):
Other income	241	834	(593)	-71.1%
Other expenses	(1,692)	(19,147)	17,455	-91.2%
Interest expense	—	(158,540)	158,540	-100.0%
Total other expenses, net	(1,451)	(176,853)	175,402	-99.2%

Income (loss) before income tax	1,035,041	(51,793)	1,086,834	2098.4%
Income tax benefit (expense)	(159,970)	59,209	(219,179)	370.2%
Net income	875,071	7,416	867,655	11699.8%
Foreign currency translation adjustment	2,989	11,987	(8,998)	-75.1%
Total comprehensive income	878,060	19,403	858,657	4425.4%
No. of shares	25,000,000	25,000,000	—	—
Earnings per share	0.04	—	0.04	—%

Revenues

(i) Revenue by sales category

	Six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Technical service	2,787,775	100.0%	1,758,192	100.0%	1,029,583	58.6%
Total	2,787,775	100.0%	1,758,192	100.0%	1,029,583	58.6%

For the six months ended September 30, 2025, we generated revenue of US$2.8 million, representing an increase of US$1.0 million, or 58.6%, from US$1.8 million for the six months ended September 30, 2024. All of our revenue for both periods was derived from technical services and was generated in Hong Kong.

The increase in revenue was primarily attributable to an increase in average revenue per technical service project, partially offset by a slight decrease in the number of technical service projects completed during the period. The number of technical service projects decreased from 11 projects for the six months ended September 30, 2024 to 10 projects for the six months ended September 30, 2025, representing a decrease of one project, or 9.1%. Although the Company completed fewer projects during the period, the revenue generated from each project increased significantly.

Our average revenue per technical service project increased from approximately US$159,836 for the six months ended September 30, 2024 to approximately US$278,778 for the six months ended September 30, 2025, representing an increase of approximately US$118,942, or 74.4%. The increase in average revenue per project was primarily due to changes in project scope and customer demand during the six months ended September 30, 2025. Compared to the prior year period, the Company completed projects with broader service scopes and higher individual contract values. As a result, the increase in average revenue per project more than offset the effect of the slight decrease in the number of projects completed during the period.

The increase in revenue was also affected by changes in our customer mix. Revenue from corporate customers increased by US$2.2 million, or 353.5%, from US$0.6 million for the six months ended September 30, 2024 to US$2.8 million for the six months ended September 30, 2025. Corporate customers accounted for 100.0% of our total revenue for the six months ended September 30, 2025, compared to 35.0% for the six months ended September 30, 2024. We did not generate revenue from high-net-worth individual customers for the six months ended September 30, 2025, compared to US$1.1 million, or 65.0% of total revenue, for the six months ended September 30, 2024. The absence of revenue from high-net-worth individual customers partially offset the increase in revenue from corporate customers. Overall, the change in customer mix reflected our increased focus on corporate customer projects during the six months ended September 30, 2025, which generally involved broader service scopes and higher individual contract values, resulting in a higher average revenue per project.

Revenue remained concentrated among a limited number of customers. The top five customers accounted for approximately 93.3% of total revenue, and the largest customer contributed approximately 26.9% of total revenue for the six months ended September 30, 2025. For the six months ended September 30, 2024, the top five customers accounted for approximately 89.7% of total revenue, and the largest customer contributed approximately 22.8% of total revenue.

Cost of Revenues

	Six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Technical service fee	820,723	70.0%	1,609,805	100.0%	(789,082)	-49.0%
Technician salary	351,964	30.0%	—	—%	351,964	100.0%
Total	1,172,687	100.0%	1,609,805	100.0%	(437,118)	-27.2%

The cost of revenues decreased by $0.4 million, or 27.2%, to $1.2 million for the six months ended September 30, 2025, compared to $1.6million for the six months ended September 30, 2024. This overall decrease was primarily driven by a significant reduction in technical service fees, which declined by $0.8 million, or 49.0%, from $1.6 million to $0.8 million. This reduction reflects a strategic decision to optimize our procurement channels by partnering with more cost-effective external technical service providers. By engaging suppliers that offer more competitive pricing, we successfully lowered our service execution costs. In addition, we gradually hired our own R&D personnel, which increased labor costs but reduced our reliance on external suppliers. Overall, the reduction in technical service fees more than offset the increase in labor costs, resulting in a decrease in cost of revenues for the period.

Gross Profit

	Six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Technical service	1,615,088	57.9%	148,387	8.4%	1,466,701	49.5%
Total	1,615,088	57.9%	148,387	8.4%	1,466,701	49.5%

Our profit margin for the six months ended September 30, 2025, increased by 49.5%, from 8.4% for the six months ended September 30, 2024 to 57.9% for the six months ended September 30, 2025. Gross profit increased from $0.1 million for the six months ended September 30, 2024 to $1.6 million for the six months ended September 30, 2025, representing a growth of $1.5 million. This substantial expansion in both absolute gross profit and gross margin was driven by the dual effect of robust revenue growth and successful cost optimization. This favorable dynamic was primarily achieved by strategically optimizing our procurement channels and partnering with more cost-effective external technical service providers to replace our previous, more expensive suppliers. By securing more competitive pricing from these new vendor relationships, we successfully lowered our service delivery costs relative to our expanding revenue base. In addition, the Company gradually hired its own R&D personnel, which increased labor costs but reduced its reliance on external suppliers. Overall, the decrease in external technical service fees more than offset the increase in labor costs, resulting in a reduction in service delivery costs relative to revenue and contributing to the significantly higher gross margin realized during the six months ended September 30, 2025.

Operating Expenses

	Six months ended September 30,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Selling and marketing	316,039	54.6%	—	—%	316,039	100.0%
General and administrative	262,557	45.4%	20,325	87.1%	242,232	1191.8%
Research and development	—	—%	3,002	12.9%	(3,002)	-100.0%
Total	578,596	100.0%	23,327	100.0%	555,269	2380.4%

Selling and Marketing Expenses

Selling and marketing expenses primarily were employee-related costs associated with sales functions. Selling and marketing expenses were $316,039 for the six months ended September 30, 2025, compared to nil for the six months ended September 30, 2024, representing an increase of $316,039. The increase was mainly attributable to the addition of prepaid promotional expenses to a third-party vendor and sales personnel and related compensation expenses incurred to support business development efforts during the six months.

General and Administrative Expenses

General and administrative expenses mainly comprises employee costs, legal and professional fees, rental expenses, utilities, and other administrative expenses. General and administrative expenses were $262,557 for the six months ended September 30, 2025, representing an increase of $242,232, or 1191.8%, from $20,325 for the six months ended September 30, 2024. The increase was primarily attributable to (i) an increase in professional service fees of $126,385 attributable to the initial public offering process; (ii) an increase in payroll and employee benefits of $78,043; and (iii) an increase in consulting and advisory fees of $32,997. These increases were partially offset by a decrease in business entertainment expenses of $11,403.

Research and Development Expenses

Research and development expenses consisted primarily of R&D service fees and related personnel expenses. Research and development expenses were nil for the six months ended September 30, 2025, compared to $3,002 for the six months ended September 30, 2024, representing a decrease of $3,002, or 100%. The decrease was primarily driven by direct costs incurred for specific R&D projects, notably Alibaba Cloud server expenses utilized to support technical enhancement efforts for the six months ended September 30, 2024.

Other Income

Other income primarily comprised of interest income total amounted to $241 and $834 for the six months ended September 30, 2025 and 2024 respectively.

Other Expenses

Other expenses primarily comprised of bank charges and exchange losses total was $1,692 and $19,147 for the six months ended September 30, 2025 and 2024 respectively.

Interest Expense

Interest expense was nil for the six months ended September 30, 2025, compared to $158,540 for the six months ended September 30, 2024, a decrease of $158,540, or 100%. The decrease in interest expenses was attributable to the repayment of the bonds payable for the six months ended September 30, 2024.

Net Income

As a result of the foregoing, our net income was $875,071 and $7,416 for the six months ended September 30, 2025 and 2024 respectively.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances and cash flows from our operating activities. As of September 30, 2025, we had cash and cash equivalents of $146,562.

Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand and available capital will be adequate to meet our liquidity and capital requirements for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Working Capital

Our working capital increased by approximately $0.7 million, or 108%, from $0.6 million as of March 31, 2025 to $1.3 million as of September 30, 2025. While this increase reflects an overall strengthening of our working capital position, it was driven primarily by growth in current assets other than cash, particularly accounts receivable, rather than by an increase in cash balances.

The most significant driver of the increase in working capital was a $1.5 million increase in net accounts receivable, which primarily reflected significant revenue growth during the six months ended September 30, 2025 and the timing difference between revenue recognition and cash collections. This indicates that, as our business expanded, a larger portion of our liquidity was tied up in working capital. Prepayments and other receivables also increased by $92,190, further contributing to current asset growth. These increases were partially offset by a $0.3 million decrease in cash and cash equivalents, as cash was utilized to support operating growth and fund the higher level of receivables.

Current liabilities increased during the six months ended September 30, 2025, primarily due to a $0.4 million increase in accounts payable and a $0.16 million increase in tax payable. The increase in accounts payable provided a partial offset to the growth in working capital needs by reducing the immediate use of cash, while the increase in tax payable was generally consistent with improved profitability during the period.

Taken together, these changes suggest that our business expansion is increasing our working capital requirements, particularly through higher accounts receivable balances. Although our working capital position improved as of September 30, 2025, our short-term liquidity became more dependent on the timely collection of accounts receivable as cash and cash equivalents declined during the period. We expect that continued growth in our operations may further increase our working capital needs. Nevertheless, based on our existing cash balance, expected cash flows from operations and ongoing management of receivables and payables, we believe we will have sufficient liquidity to meet our anticipated working capital requirements and capital expenditure needs for at least the next 12 months.

Capital Needs

Our capital needs include our daily operating needs and capital needs to finance the development of our business. Our management believes it is necessary to enhance the collection of outstanding accounts receivable and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the recoverability of individual balances. Our management is confident in the collection of account receivables.

Cash Flow Analysis

	Six months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$(129,193)	$2,951,958
Net cash used in financing activities	(170,252)	(3,020,505)
Effect of exchange rate changes on cash and cash equivalents	(1,405)	470
Net decrease in cash and cash equivalents	(300,850)	(68,077)
Cash and cash equivalents at the beginning of the period	447,412	72,386
Cash and cash equivalents at the end of the period	$146,562	$4,309

Cash flows from operating activities

For the six months ended September 30, 2025 and 2024, cash inflows from our operating activities were primarily derived from revenue generation and increases in certain operating liabilities, whereas cash outflows mainly related to movements in accounts receivable, prepayment and other receivables and other payables.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items and changes in working capital, including other receivables, advances to suppliers, accounts payable, salary and welfare payable, and tax payable.

For the six months ended September 30, 2025, our net cash used in operating activities was approximately $0.1 million, which primarily reflected our net income of approximately $0.9 million, adjusted by (i) an increase in accounts receivable of approximately $1.5 million; together with (ii) an increase in prepayment and other receivables of approximately $0.09 million; and offset by (iii) an increase in accounts payable of approximately $0.4 million; and (iv) an increase in tax payable of approximately $0.2 million.

For the six months ended September 30, 2024, our net cash from operating activities was approximately $3.0 million, which primarily reflected our net income of approximately $7,416, adjusted by (i) a decrease in advances to suppliers of approximately $1.6 million; together with (ii) an increase in other payables of approximately $1.3 million; and (iii) an increase in advances from customers of approximately $0.3 million, offset by (iv) an increase in deferred tax assets of approximately $59,209; and (v) a decrease in amounts due to related parties of approximately $13,447.

Cash flows from financing activities

For the six months ended September 30, 2025, our cash flows used in financing activities were approximately $0.2 million, primarily consisting of payments for deferred offering costs of approximately $0.2 million.

For the six months ended September 30, 2024, our cash flows used in financing activities were approximately $3.0million, primarily consisting of repayments of bond payables of approximately $3.0 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contractual Obligations

The Company did not have significant commitments, long-term obligations, or guarantees as of September 30, 2025 and March 31, 2025.

Trend information

Other than as disclosed in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include allowance for credit losses, estimated useful lives and impairment of long-live assets, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

While our significant accounting policies are more fully described in note 2 of our consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements. The following are descriptions of our critical accounting policies and estimates. They should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Basis of Consolidation

The CFS of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated in consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant items subject to such estimates and assumptions include, but not limited to, allowance for credit losses, estimated useful lives and impairment of long-live assets, and revenue recognition. Actual results could differ from these estimates.

Accounts receivable, net

Accounts receivable are trade receivables from customers. The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. No allowance was required as of September 30, 2025 and March 31, 2025.

Goodwill

Goodwill recognized by the Group originated from Merry HK’s election of pushdown accounting in connection with a change-in-control event. Upon a change in control (including control obtained by an individual), an acquiree may elect to apply pushdown accounting in its separate financial statements. The decision to apply pushdown accounting is made in the reporting period in which the change-in-control event occurs, and once applied, the election is irrevocable.

For transfers of net assets or exchanges of equity interests among entities under common control, the Group applies the guidance in ASC 805-50. In a common-control transaction, the receiving entity reflects the transferred assets and liabilities at the historical cost (carryover basis) of the parent/controlling shareholder, and any difference between proceeds transferred and the carrying amounts of the net assets received is recognized in equity (generally additional paid-in capital) rather than as goodwill. Accordingly, the Group’s goodwill balance is carried over as part of the historical accounts (including goodwill recognized through a pushdown accounting election, if applicable), and is not newly created solely as a result of a common-control reorganization.

Goodwill is not amortized and is tested for impairment in accordance with ASC 350. The Group performs an impairment assessment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group has a single reporting unit, which is the level at which goodwill is evaluated. The Group first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If necessary, the Group proceeds to a quantitative impairment test, which estimates the fair value of the reporting unit using valuation techniques such as discounted cash flow or market-based approaches. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized. If not, no impairment is recorded.

For business combinations that occur during the reporting period, the Group discloses the acquisition-date fair value of the consideration transferred, the major classes of consideration and the amount of goodwill recognized

The Group did not recognize any goodwill impairment during the periods presented.

Revenue recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenues principally from implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions and revenue from contracts with customers is recognized using the following five steps:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-19 through 22 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenues from the following main sources:

a.      Implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions

Revenue from intelligent algorithm service solutions primarily consists of customized software development and data-driven technology solutions. The company provide comprehensive and technologically advanced solution to optimize clients’ algorithms that are designed to optimize business performance while managing risk effectively. The customized implementation and optimization of intelligent algorithm solutions enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making, dividing clients’ requirements into manageable sets of operational instructions to ensure prompt and structured processing according to predefined client standards and schedules; overseeing and managing risks in clients’ operations, and relaying information back to their internal systems for additional governance measures; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements; as well as creating information exchange and transformation hubs to link diverse client systems.

The customized services enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making. The intelligent data processing solutions encompass the handling, labeling, filtering, and merging of extensive data collections; establishing secure access and linkage controls for clients’ systems to retrieve the refined data repository; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements.

The Company enters into service agreements with customers that define the technical specifications, development scope, service milestones, and pricing terms. The Company’s contracts for intelligent algorithm service solutions typically include the delivery of multiple software modules. In identifying performance obligations, the Company first evaluates the promised goods or services under ASC 606-10-25-16 through 18. Each software module, as defined by the technical specifications in the contract, represents a promise to transfer a developed asset or good to the customer. According to ASC 606-10-25-14 and 15, the Company identifies each module as a distinct performance obligation. Each module satisfies the capable of being distinct criterion because the customer can benefit from its specific functionality on its own. Furthermore, applying the factors in ASC 606-10-25-19 through 22, the Company concludes that the promises are separately identifiable within the context of the contract. Specifically, the Company does not provide a significant integration service, nor do the modules significantly modify each other. Each module is specified, delivered, and accepted independently via a formal settlement report, signifying the transfer of control.

The fixed transaction price for the identified performance obligations based on the software modules is explicitly stated in the contract with no discounts, refunds, penalties, or other similar items. Accordingly, the Company determines that its contracts do not contain variable consideration, and there are no significant estimates involved in determining the transaction price. The Company’s payment terms generally require settlement within 90 days of customer acceptance.

Revenue is recognized for each performance obligation at a point in time when the related software module or functional component is delivered and accepted by the customer, which is evidenced by the completion of contractual testing procedures and the issuance of a customer acceptance or testing confirmation.

Control of each performance obligation is transferred to the customer upon acceptance, at which point the customer obtains the ability to use the delivered module or component and derives the benefits from it. Accordingly, the Company does not recognize revenue over time for these arrangements. For the six months ended September 30, 2025 and 2024, total revenues were $2,787,775 and $1,758,192, respectively. All of the revenues were derived from a single revenue stream, which is intelligent algorithm service solutions.

Contract balance

A contract asset is recognized when we have a contractual right to consideration for both completed and partially completed performance obligations that have not yet been invoiced. There was no outstanding balance in contract assets as of September 30, 2025 and March 31, 2025.

A contract liability is recognized when we have received customer payments in advance of our satisfaction of a performance obligation under a contract that is cancellable. There was no outstanding balance in contract liabilities as of September 30, 2025 and March 31, 2025.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This update enhances the requirements for reportable segment disclosures by mandating the disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included in each segment’s reported profit or loss measure. Additionally, the ASU requires disclosure of the CODM’s title and role, along with a description of how the CODM utilizes the reported segment profit or loss measures to evaluate segment performance and make resource allocation decisions. The ASU is effective for annual reporting periods beginning after December 15, 2023, and for interim periods within fiscal years starting after December 15, 2024. Its adoption must be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU on March 31, 2024, and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740) which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

Years Ended March 31, 2025 and 2024

			Change
	2025	2024	Amount	%
	(US$)	(US$)	(US$)
Revenues	4,670,554	1,987,130	2,683,424	135.0%
Cost of revenues	(3,050,913)	(1,197,010)	(1,853,903)	154.9%
Gross Profit	1,619,641	790,120	829,521	105.0%

Operating expenses:
Selling and marketing	(83,064)	—	(83,064)	100%
General and administrative	(121,238)	(197,547)	76,309	-38.6%
Research and development	(5,537)	(31)	(5,506)	17761.3%
Total operating expenses	(209,839)	(197,578)	(12,261)	6.2%

Income from operations	1,409,802	592,542	817,260	137.9%
Other income (expenses):
Other income	13,335	6,615	6,720	101.6%
Other expenses	(687)	(4,292)	3,605	-84.0%
Interest expense	(173,061)	(282,666)	109,605	-38.8%
Total other expenses, net	(160,413)	(280,343)	119,930	-42.8%

Income before taxes	1,249,389	312,199	937,190	300.2%
Income taxes	(185,990)	(50,421)	(135,569)	268.9%
Net income	1,063,399	261,778	801,621	306.2%
Foreign currency translation (loss)	11,697	3,583	8,114	226.5%
Total comprehensive income	1,075,096	265,361	809,735	305.1%
No. of shares	25,000,000	25,000,000	—
Earnings per share	0.04	0.01	0.03	300.0%

Revenues

(i) Revenue by sales category

	Fiscal years ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Technical service	4,670,554	100.0%	1,987,130	100.0%	2,683,424	135.0%
Total	4,670,554	100.0%	1,987,130	100.0%	2,683,424	135.0%

The Company generated revenue of $4.7 million for the year ended March 31, 2025, which increased by $2.7 million, or 135.0%, from $2.0 million in 2024, with all revenue derived from technical services. The increase was primarily attributable to higher service volumes from both new and existing customers, reflecting stronger demand and expanded project activity during the period.

Revenue remained concentrated among a limited number of customers, with the top five customers accounting for approximately 83% of total revenue and the largest customer contributing about 32% for the year ended March 31, 2025. For the year ended March 31, 2024, the top five customers accounted for approximately 96% of total revenue with the largest customer contributing about 32%. While overall revenue increased materially, the Group’s dependence on major customers continues to present potential variability in future results should service volumes or purchasing patterns shift.

Cost of Revenues

	Fiscal years ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Technical service fee	2,816,736	92.3%	1,193,176	99.7%	1,623,560	136.1%
Technician salary	225,195	7.4%	—	—	225,195	100.0%
Consulting fee	8,982	0.3%	3,834	0.3%	5,148	134.3%
Total	3,050,913	100.0%	1,197,010	100.0%	1,853,903	154.9%

The cost of revenues increased to $3.1 million for the year ended March 31, 2025, compared with $1.2 million in 2024. The increase was mainly driven by a higher level of technical service activities, reflected in the growth of technical service fees from $1.19 million to $2.8 million. In addition, technician salaries increased by $0.2 million due to expanded personnel requirements to support higher project volume, while consulting fees increased to $8,982 as the Company engaged additional external resources to meet customer demand.

Gross Profit

	Fiscal years ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Technical service	1,619,641	34.7%	790,120	39.8%	829,521	-5.1%
Total	1,619,641	34.7%	790,120	39.8%	829,521	-5.1%

Our profit margin for the year ended March 31, 2025, decreased by 5.1%, declining from 39.8% in fiscal 2024 to 34.7% in fiscal 2025. Gross profit increased from $0.8 million in 2024 to $1.6 million in 2025, a growth of $0.8 million. The margin contraction was primarily attributable to (i) higher third-party technical service fees, (ii) increased salaries and benefits for our technical staff, and (iii) additional consulting and implementation expenses incurred to support a higher volume of service delivery. These cost components grew at a faster pace than revenue during the period, resulting in a lower gross margin despite the improvement in absolute gross profit.

Operating Expenses

	Fiscal years ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
	(US$)		(US$)		(US$)
Selling and marketing	83,064	39.6%	—	0.0%	83,064	100.0%
General and administrative	121,238	57.8%	197,547	100.0%	(76,309)	-38.6%
Research and development	5,537	2.6%	31	0.0%	5,506	17761.3%
Total	209,839	100.0%	197,578	100.0%	12,261	6.2%

Selling and Marketing Expenses

Selling and marketing expenses primarily were employee-related costs associated with sales functions. Selling and marketing expenses were $83,064 for fiscal 2025, compared to nil for fiscal 2024, an increase of $83,064. The increase was mainly attributable to the addition of sales personnel and related compensation expenses incurred to support business development efforts during the year.

General and Administrative Expenses

General and administrative expenses mainly consisted of employee costs, legal and professional fees, rental expenses, utilities, consulting service fees and other administrative expenses. General and administrative expenses were $121,238 for fiscal 2025, representing a decrease of $76,309, or 38.6%, from $197,547 for fiscal 2024. The decrease was primarily attributable to (i) a decrease in business entertainment expenses of $30,133, (ii) an increase in consulting service fees of $34,002, and (iii) a decrease in other general and administrative expenses of $80,178.

The increase in consulting service fees was primarily due to fees payable to certain individuals, including Mr. Tang Chi Chung, Mr. Hui Sai Wa and Mr. Zhong Zhucheng, for consultancy and advisory services provided prior to their respective appointments as key management personnel. These individuals began providing consultancy and advisory services to the Company in January 2024 and were subsequently appointed as our CTO, COO and CEO in November 2024, November 2024 and March 2025, respectively. As a result, consulting service fees for fiscal 2025 reflected a longer service period than fiscal 2024. Following their respective appointments as key management personnel, compensation to these individuals for services provided in their executive officer capacities has been recorded as salaries and employee costs, rather than consulting service fees. Accordingly, the increase in consulting service fees was primarily attributable to the timing of their pre-appointment consultancy arrangements and is not expected to continue in future periods as consulting service fees.

The significant reduction in other general and administrative expenses was mainly due to a one-time office restoration fee of $66,756 incurred in fiscal 2024 upon the termination of the lease for the Company’s former office premises. Excluding this non-recurring item, the decrease in administrative costs primarily reflected lower discretionary spending, rather than a reduction in headcount.

Research and Development Expenses

Research and development expenses consisted primarily of R&D service fees and related personnel expenses. Research and development expenses were $5,537 for fiscal 2025, compared to $31 for fiscal 2024, an increase of $5,506, or 17,761%. The increase was mainly attributable to the R&D service fees during the year to support technical enhancement efforts.

Other Income

Other income primarily comprised of interest income and exchange gains total amounted to $13,335 and $6,615 in the fiscal years ended March 31, 2025, and 2024 respectively.

Other Expenses

Other expenses primarily comprised of bank charges and exchange losses total was $687 and $4,292 in the fiscal years ended March 31, 2025, and 2024 respectively.

Interest Expense

Interest expense was $173,061 for fiscal 2025, compared to $282,666 for fiscal 2024, a decrease of $109,605, or 38.8%. The decrease in interest expenses was attributable to the full repayment of the bonds payable in 2025.

Net Income

As a result of the foregoing, our net income was $1,063,399 and $261,778 in fiscal 2025, and 2024 respectively.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances and cash flows from our operating activities. As of March 31, 2025, we had cash and cash equivalents of $447,412.

Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand and available capital will be adequate to meet our liquidity and capital requirements for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Working Capital

Our working capital improved by approximately $1.1 million, from a working capital deficit of $0.5 million as of March 31, 2024 to a working capital surplus of $0.6 million as of March 31, 2025. This improvement primarily reflected a substantial reduction in current liabilities, together with improved profitability during the fiscal year, partially offset by a decrease in current assets.

Current liabilities decreased by $4.2 million to $662,910 as of March 31, 2025 from $4.8 million as of March 31, 2024. The decrease was primarily attributable to the elimination of bonds payable and advances from customers, as well as reductions in accounts payable and other payables. The repayment of bonds payable and the recognition of customer advances as revenue upon satisfaction of the related performance obligations significantly reduced the Company’s short-term obligations and strengthened its liquidity position.

Current assets decreased by $3.0 million to $1.3 million as of March 31, 2025 from $4.3 million as of March 31, 2024, primarily due to the reduction of advances to suppliers to zero. This decrease mainly reflected the refund of the acquisition intention deposit and the utilization of prepaid service advances as the related services were rendered. While total current assets declined, the composition of current assets improved, as the Company’s current assets at March 31, 2025 consisted more of cash and accounts receivable generated from operations, rather than large advances to suppliers. Cash and cash equivalents increased by $375,026 to $447,412, and accounts receivable increased to $857,622, reflecting revenue growth during the fiscal year.

In addition, retained earnings increased by $1.1 million during the fiscal year, reflecting net income generated during the period, which further supported the improvement in the Company’s overall financial condition and working capital position.

Taken together, these changes indicate that the Company’s working capital position improved not only in amount but also in quality, as its balance sheet became less burdened by short-term debt and customer advances and less dependent on supplier prepayments. However, because accounts receivable increased during the period, the Company’s short-term liquidity will increasingly depend on the timely collection of receivables as its business continues to expand. Based on its cash on hand, expected cash flows from operations and improved balance sheet structure, the Company believes it will have sufficient liquidity to meet its anticipated working capital needs and capital expenditure requirements for at least the next 12 months.

Capital Needs

Our capital needs include our daily operating needs and capital needs to finance the development of our business. Our management believes it is necessary to enhance the collection of outstanding accounts receivable and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the recoverability of individual balances. Our management is confident in the collection of account receivables.

Cash Flow Analysis

	Fiscal years ended March 31,
	2025	2024
Net cash provided by (used in) operating activities	$3,430,378	$(3,050,799)
Net cash provided by (used in) financing activities	(3,056,849)	3,014,252
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,497	(129)
Net increase (decrease) in cash and cash equivalents	375,026	(36,676)
Cash and cash equivalents at the beginning of the year	72,386	109,062
Cash and cash equivalents at the end of the year	$447,412	$72,386

Cash flows from operating activities

During the years ended March 31, 2025 and 2024, cash inflows from our operating activities were primarily derived from revenue generation and increases in certain operating liabilities, whereas cash outflows mainly related to movements in accounts receivable, advances to suppliers and accounts payable.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items and changes in working capital, including other receivables, advances to suppliers, accounts payable, salary and welfare payable, and tax payable.

For the year ended March 31, 2025, our net cash from operating activities was approximately $3.4 million, which primarily reflected our net income of approximately $1.1 million, adjusted by (i) increases in advances to suppliers of approximately $4.3 million; together with (ii) increases in taxes payable of approximately $0.1 million and salary and welfare payable of approximately $0.1 million; and offset by (iii) a decrease in accounts receivable of approximately $0.9 million; and (iv) a decrease in advances from customers of approximately $0.8 million.

For the year ended March 31, 2024, our net cash used in operating activities was approximately $3.1 million, which primarily reflected our net income of approximately $0.3 million, adjusted by (i) a decrease in advances to suppliers of approximately $4.2 million; together with (ii) a decrease in other payables of approximately $0.2 million; and offset by (iii) an increase in accounts payable of approximately $0.7 million; and (iv) an increase in interest payable of approximately $0.3 million.

Cash flows from financing activities

For the year ended March 31, 2025, our cash flows used in financing activities were approximately $3.1million, primarily consisting of repayments of bond payables of approximately $3.0 million.

For the year ended March 31, 2024, our cash flows provided by financing activities were approximately $3.0 million, primarily consisting of proceeds from bond payables of approximately $3.0 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contractual Obligations

The Company did not have significant commitments, long-term obligations, or guarantees as of March 31, 2025 and 2024.

Trend information

Other than as disclosed in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include allowance for credit losses, estimated useful lives and impairment of long-live assets, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

While our significant accounting policies are more fully described in note 2 of our consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements. The following are descriptions of our critical accounting policies and estimates. They should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Basis of Consolidation

The CFS of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated in consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant items subject to such estimates and assumptions include, but not limited to, allowance for credit losses, estimated useful lives and impairment of long-live assets, and revenue recognition. Actual results could differ from these estimates.

Accounts receivable, net

Accounts receivable are trade receivables from customers. The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. No allowance was required as of March 31, 2025 and 2024.

Goodwill

Goodwill recognized by the Group originated from Merry HK’s election of pushdown accounting in connection with a change-in-control event. Upon a change in control (including control obtained by an individual), an acquiree may elect to apply pushdown accounting in its separate financial statements. The decision to apply pushdown accounting is made in the reporting period in which the change-in-control event occurs, and once applied, the election is irrevocable.

For transfers of net assets or exchanges of equity interests among entities under common control, the Group applies the guidance in ASC 805-50. In a common-control transaction, the receiving entity reflects the transferred assets and liabilities at the historical cost (carryover basis) of the parent/controlling shareholder, and any difference between proceeds transferred and the carrying amounts of the net assets received is recognized in equity (generally additional paid-in capital) rather than as goodwill. Accordingly, the Group’s goodwill balance is carried over as part of the historical accounts (including goodwill recognized through a pushdown accounting election, if applicable), and is not newly created solely as a result of a common-control reorganization.

Goodwill is not amortized and is tested for impairment in accordance with ASC 350. The Group performs an impairment assessment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group has a single reporting unit, which is the level at which goodwill is evaluated. The Group first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If necessary, the Group proceeds to a quantitative impairment test, which estimates the fair value of the reporting unit using valuation techniques such as discounted cash flow or market-based approaches. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized. If not, no impairment is recorded.

For business combinations that occur during the reporting period, the Group discloses the acquisition-date fair value of the consideration transferred, the major classes of consideration and the amount of goodwill recognized

The Group did not recognize any goodwill impairment during the periods presented.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenues principally from implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions and revenue from contracts with customers is recognized using the following five steps:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-19 through 22 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenues from the following main sources:

a.      Implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions

Revenue from intelligent algorithm service solutions primarily consists of customized software development and data-driven technology solutions. The company provide comprehensive and technologically advanced solution to optimize clients’ algorithms that are designed to optimize business performance while managing risk effectively. The customized implementation and optimization of intelligent algorithm solutions enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making, dividing clients’ requirements into manageable sets of operational instructions to ensure prompt and structured processing according to predefined client standards and schedules; overseeing and managing risks in clients’ operations, and relaying information back to their internal systems for additional governance measures; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements; as well as creating information exchange and transformation hubs to link diverse client systems.

The customized services enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making. The intelligent data processing solutions encompass the handling, labeling, filtering, and merging of extensive data collections; establishing secure access and linkage controls for clients’ systems to retrieve the refined data repository; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements.

The Company enters into service agreements with customers that define the technical specifications, development scope, service milestones, and pricing terms. The Company’s contracts for intelligent algorithm service solutions typically include the delivery of multiple software modules. In identifying performance obligations, the Company first evaluates the promised goods or services under ASC 606-10-25-16 through 18. Each software module, as defined by the technical specifications in the contract, represents a promise to transfer a developed asset or good to the customer. According to ASC 606-10-25-14 and 15, the Company identifies each module as a distinct performance obligation. Each module satisfies the capable of being distinct criterion because the customer can benefit from its specific functionality on its own. Furthermore, applying the factors in ASC 606-10-25-19 through 22, the Company concludes that the promises are separately identifiable within the context of the contract. Specifically, the Company does not provide a significant integration service, nor do the modules significantly modify each other. Each module is specified, delivered, and accepted independently via a formal settlement report, signifying the transfer of control.

The fixed transaction price for the identified performance obligations based on the software modules is explicitly stated in the contract with no discounts, refunds, penalties, or other similar items. Accordingly, the Company determines that its contracts do not contain variable consideration, and there are no significant estimates involved in determining the transaction price. The Company’s payment terms generally require settlement within 90 days of customer acceptance.

Revenue is recognized for each performance obligation at a point in time when the related software module or functional component is delivered and accepted by the customer, which is evidenced by the completion of contractual testing procedures and the issuance of a customer acceptance or testing confirmation.

Control of each performance obligation is transferred to the customer upon acceptance, at which point the customer obtains the ability to use the delivered module or component and derives the benefits from it. Accordingly, the Company does not recognize revenue over time for these arrangements. For the years ended March 31, 2025 and 2024, total revenues were $4,670,554 and $1,987,130, respectively. All of the revenues were derived from a single revenue stream, which is intelligent algorithm service solutions.

Contract balance

A contract asset is recognized when we have a contractual right to consideration for both completed and partially completed performance obligations that have not yet been invoiced. There was no outstanding balance in contract assets as of March 31, 2025 and 2024.

A contract liability is recognized when we have received customer payments in advance of our satisfaction of a performance obligation under a contract that is cancellable. There was no outstanding balance in contract liabilities as of March 31, 2025 and 2024.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This update enhances the requirements for reportable segment disclosures by mandating the disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included in each segment’s reported profit or loss measure. Additionally, the ASU requires disclosure of the CODM’s title and role, along with a description of how the CODM utilizes the reported segment profit or loss measures to evaluate segment performance and make resource allocation decisions. The ASU is effective for annual reporting periods beginning after December 15, 2023, and for interim periods within fiscal years starting after December 15, 2024. Its adoption must be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU on March 31, 2024, and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740) which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

OUR INDUSTRY

We have commissioned Frost & Sullivan Limited (“Frost & Sullivan”) to perform an industry analysis on intelligent algorithm solutions business in Hong Kong. All the information and data presented in this section come from Frost & Sullivan’s industry report commissioned by us entitled “Intelligent Algorithm Market Research” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The discussion in this section is based on the Frost & Sullivan Report. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Definition of Software Development Services

Software development services in Hong Kong refer to professional services involving the design, creation, testing, deployment, and maintenance of software applications, systems, or platforms tailored to meet specific business or user needs. These services encompass a range of activities, including:

•        Custom Software Development:    Building bespoke software solutions to address unique business requirements, such as enterprise resource planning (ERP) systems, customer relationship management (CRM) tools, or specialized applications.

•        Mobile App Development:    Creating applications for mobile devices, including iOS and Android platforms, for purposes like e-commerce, fintech, or user engagement.

•        Web Development:    Designing and developing websites or web-based applications, including front-end, back-end, and full-stack development.

•        Software Consulting:    Providing expert advice on software architecture, technology selection, and digital transformation strategies to optimize business processes.

•        System Integration:    Ensuring new software integrates seamlessly with existing systems, databases, or third-party services.

•        Maintenance and Support:    Offering ongoing updates, bug fixes, and technical support to ensure software remains functional and up-to-date.

•        Cloud-Based Solutions:    Developing software hosted on cloud platforms, such as SaaS (Software as a Service) applications, leveraging providers like AWS, Azure, or Google Cloud.

•        Advanced Technology Software Development:    Creation, deployment, and maintenance of software solutions that leverage cutting-edge technologies such as artificial intelligence (AI), machine learning (ML), big data analytics, blockchain, or Internet of Things (IoT). These services focus on delivering innovative, scalable, and high-performance applications tailored to complex business needs, often in industries like fintech, healthcare, and digital marketing, with an emphasis on automation, data-driven insights.

The Intelligent Algorithm Solutions is classified under Advanced Technology Software Development, specifically as a niche within AI-Driven Software Development Services, due to its reliance on advanced algorithms, AutoML, big data analytics, and automation to deliver tailored, high-performance solutions for industries like finance, software technology, and digital marketing. The Intelligent Algorithm Solutions falls within Advanced Technology Software Development as it leverages cutting-edge technologies such as AI, machine learning, and big data analytics to create sophisticated, scalable, and automated software solutions tailored to complex business needs in Hong Kong’s dynamic market. Unlike general software development, it focuses on intelligent systems that optimize processes, such as algorithmic trading for hedge funds or real-time data analytics for digital marketing, aligning with Hong Kong’s demand for data-driven innovation.

Value Chain Analysis of Software Development Services

The software development value chain in Hong Kong encompasses a series of interconnected stages that create and deliver software solutions. It begins with research and consulting, identifying client needs and advising on technology and compliance. Next, design and planning define requirements and system architectures. The core stage, development and implementation, involves coding, testing, and building solutions, followed by deployment and integration, where software is launched and integrated with existing systems or platforms. Maintenance and support ensure ongoing reliability through updates and technical assistance. Finally, optimization and scaling enhance performance and scalability, often using advanced technologies like AI and big data analytics, to meet evolving demands in the market.

Source: Frost & Sullivan

Market Positioning of Intelligent Algorithm Solutions in Software Development Services

The Intelligent Algorithm Solutions occupies a specialized, high-value position in Hong Kong’s software development value chain, primarily within development and implementation, deployment and integration, and optimization and scaling stages. It delivers AI-driven solutions, including Intelligent Algorithmic Trading Software and Intelligent Data Processing Software for analytics, tailored for various sectors. The service leads in building and deploying scalable, automated systems using AutoML and big data analytics. It supports research and consulting by advising on AI technologies, contributes to design and planning with system architectures, and aids maintenance and support through updates and model tuning. By addressing complex needs of institutional clients and investors, it drives efficiency, compliance, and digital transformation in Hong Kong’s tech ecosystem.

Market Size of Software Development Service in Hong Kong

The software development services market in Hong Kong expanded from HK$6,849.0 million in 2020 to HK$8,613.0 million in 2024, achieving a CAGR of about 5.9%. Growth is fueled by increasing adoption of tailored IT solutions by SMEs, growing demand for cloud computing, and the rising importance of cybersecurity. Driven by strong demand for digitalization and technological progress, the market is projected to grow at a CAGR of 6.0% from 2025 to 2029, reaching HK$11,494.0 million by 2029.

Source: Frost & Sullivan

MARKET OVERVIEW OF INTELLIGENT ALGORITHM SOLUTIONS

Definition of Intelligent Algorithm Solutions

Intelligent algorithmic solutions refer to customized, technology-driven software systems and services that leverage advanced algorithms, data processing, and analytical models to solve complex business problems, drive digital transformation, and deliver measurable operational value across industries such as investment, digital marketing, finance, logistics, healthcare, and supply chain. Intelligent algorithmic solutions are end-to-end, tailor-made platforms that combine big-data engineering, algorithmic intelligence, automation, risk governance, and predictive/prescriptive analytics to help organizations efficiently manage vast data volumes, reduce operational risks, enhance decision-making, and achieve continuous performance improvement through data-driven intelligence. The integrated capabilities are as follows:

•        Advanced data handling and preparation:    Ingesting, cleansing, tagging, integrating, and normalizing massive and heterogeneous datasets to create high-quality, analysis-ready data foundations.

•        Secure and efficient data access:    Providing controlled, API-based connection points and authorization mechanisms that enable client systems to securely interact with processed databases while maintaining compliance and privacy.

•        Optimized query and process execution:    Intelligently decomposing complex processing requirements into scheduled, prioritized, and resource-efficient batches of executable commands according to client-defined rules and timelines.

•        Real-time monitoring and risk management:    Continuously supervising business activities, transactions, and patterns using algorithmic rules to detect anomalies, enforce risk controls, and automatically feed alerts or actions back into the client’s internal systems.

•        Insightful reporting and prescriptive optimization:    Generating performance reports against pre-defined KPIs, applying intelligent algorithms to identify inefficiencies or opportunities, and delivering actionable recommendations for process and strategy improvements.

•        System interoperability:    Building robust data conversion and integration bridges between disparate client systems to ensure seamless end-to-end data flow in hybrid or multi-vendor environments.

Intelligent algorithmic solutions could be further categorized into (i) Intelligent Algorithm Solutions Implementation and Optimization and (ii) Intelligent Data Processing Software Development.

Applications of Intelligent Algorithm Solutions

Investment:    In the investment sector, intelligent algorithmic solutions refer to custom-built, high-performance algorithmic trading and execution systems designed for institutional and individual investors, and their technology providers. These solutions automate the execution of complex trading strategies, such as VWAP, TWAP, smart order routing, statistical arbitrage, or portfolio rebalancing, while minimizing market impact, slippage, and transaction costs. They incorporate real-time pre- and post-trade risk controls, including position limits, volatility triggers, P&L stops, advanced transaction cost analysis (TCA), and continuous self-optimization through machine learning or reinforcement learning. Secure FIX/API connectivity to brokers and exchanges, seamless integration with order and execution management systems (OMS/EMS), and detailed performance feedback loops ensure the algorithms evolve with market conditions and client objectives.

Digital Marketing:    For digital marketing, intelligent algorithmic solutions are comprehensive data processing and activation platforms that transform massive, raw user and campaign data into precise, actionable marketing intelligence. These platforms perform large-scale data cleansing, enrichment, and integration, then apply clustering and similarity analysis for user segmentation and profiling. Decision-tree-based propensity models predict purchasing or engagement likelihood, while recommendation engines deliver personalized ads, content, or offers in real time. Built-in A/B testing frameworks, multi-touch attribution models, and campaign performance dashboards track KPIs such as CTR, conversion rate, ROAS, and LTV. The system continuously generates optimization recommendations and automatically adjusts targeting rules to maximize return on ad spend.

Finance (non-investment):    Within broader financial services, namely banking, payments, lending and insurance, intelligent algorithmic solutions focus on risk, compliance, and operational efficiency. They power real-time fraud detection, credit scoring, anti-money laundering (AML) monitoring, and regulatory compliance through adaptive anomaly detection, behavioral profiling, and dynamic rule engines. Transactions are scored instantly, suspicious patterns trigger alerts or automated holds, and feedback is sent to internal case management and reporting systems. These solutions also automate KYC/KYT processes, predict loan default or insurance claim risk, and generate required regulatory reports while maintaining full auditability and explainability for regulators.

Logistics:    In logistics, intelligent algorithmic solutions revolve around route optimization, fleet management, dynamic pricing, and predictive operations. By combining real-time traffic, weather, and order data with historical patterns, the algorithms generate optimal delivery routes, consolidate loads, and calculate accurate ETAs while respecting constraints, including vehicle capacity, driver hours and time windows. Predictive models forecast demand surges or delays, trigger automatic re-routing, and send risk alerts, such as temperature excursions in cold-chain transport. Continuous learning from actual outcomes reduces fuel consumption, late deliveries, and operational costs across last-mile, long-haul, or multimodal.

Healthcare:    In healthcare, intelligent algorithmic solutions support clinical, operational, and financial decision-making through patient risk stratification, predictive analytics, and resource optimization. Examples include early-warning systems for sepsis or deterioration using streaming vital signs and lab results, readmission risk scoring, diagnostic decision support, automated prior-authorization engines, and predictive bed/staff scheduling models. Claims denial prediction and revenue-cycle optimization are also common applications. All solutions are developed with strict data governance, model explainability, and full compliance with HIPAA, GDPR, or local regulations to ensure both patient safety and regulatory adherence.

Supply Chain:    For supply chain management, intelligent algorithmic solutions deliver end-to-end visibility and optimization through advanced demand sensing, multi-echelon inventory planning, and disruption management. Probabilistic forecasting models, dynamic safety-stock calculations, and constraint-based optimization minimize stock-outs and excess inventory while reducing working capital. Real-time monitoring detects supplier delays, port congestion, or material shortages and automatically proposes mitigation actions, such as alternative sourcing, expediting, allocation changes. Integration bridges connect ERP, WMS, and TMS systems, feeding optimization insights and risk alerts back into planning and procurement processes for resilient, cost-efficient global supply chains.

Definition of Intelligent Algorithm Solutions Implementation and Optimization

Intelligent Algorithm Solutions Implementation and Optimization refer to a specialized, high-performance service focused on the design, customization, implementation, and continuous optimization of advanced trading and execution algorithms primarily for the investment sector. These solutions are normally demanded by software developers, system integrators, institutional and individual investors. This service delivers institutional-grade, customizable algorithmic trading infrastructure that combines low-latency execution, intelligent risk governance, and continuous performance enhancement through data-driven optimization. Core components and capabilities include:

•        Development and deployment of sophisticated trading algorithms that maximize execution performance (speed, cost, market impact) while rigorously controlling risk.

•        Translation of complex client trading strategies and requirements into structured, efficient sets of operational instructions and automated workflows executed according to predefined rules, priorities, and schedules.

•        Real-time and historical monitoring of trading activities, transactions, and market behavior with intelligent risk detection (e.g., excessive exposure, abnormal order patterns, slippage thresholds), automatically feeding alerts and control signals back into clients’ internal risk and compliance systems.

•        Generation of advanced performance reports and algorithmic insights using predefined KPIs, combined with prescriptive recommendations for strategy refinement and ongoing optimization.

•        Building secure, high-throughput data exchange and transformation hubs that connect disparate client systems (order management systems, execution management systems, risk platforms, compliance tools, etc.) to ensure seamless end-to-end automation.

Definition of Intelligent Data Processing Software Development

Intelligent Data Processing Software Development refers to a comprehensive software development and integration service centered on building scalable, intelligent data processing platforms tailored primarily for digital marketing companies and other data-intensive sectors. The focus is on transforming raw, heterogeneous, and massive datasets into clean, actionable intelligence that powers user understanding, personalized marketing, and measurable campaign performance. This service provides custom-built, intelligent data processing and activation platforms that enable digital marketing organizations to turn vast and messy data into precise user insights, highly effective personalized campaigns, and continuously improving ROI through algorithmic intelligence. Core components and capabilities include:

•        End-to-end data pipeline development:    ingestion, tagging/labeling, cleansing, deduplication, normalization, and integration of large-scale, multi-source datasets (user activity logs, transaction records, third-party data, etc.).Secure access and connection layer: implementation of authorization controls, APIs, and data connectors enabling client systems to safely and efficiently query and retrieve the processed, enriched data repository.

•        Intelligent user behavior profiling:    application of clustering, similarity analysis, and descriptive tagging techniques to segment audiences and generate rich behavioral profiles.

•        Targeted marketing and personalization engines:    development of decision-tree-based propensity models, look-alike modeling, and prediction systems to forecast purchasing or engagement likelihood and drive precision advertising.

•        Campaign performance measurement frameworks:    design and integration of A/B testing infrastructure, attribution modeling, and real-time dashboards to quantify marketing effectiveness and optimize budget allocation.

•        Content recommendation systems:    construction of user profiles from demographic, behavioral, and curated data; optimization of recommendation algorithms; and support for multi-scenario delivery (product, news, video, etc.) across web, mobile, and other channels.

•        Reporting and enhancement feedback loops:    automated generation of performance reports against KPIs with algorithmic suggestions for campaign adjustments, audience refinement, and process improvements.

Market Size of Intelligent Algorithm Solutions in Hong Kong

Intelligent algorithm services is a subset of software development services in Hong Kong. The market size of intelligent algorithm solutions increased from USD868.0 million in 2020 to USD1,347.6 million in 2024, representing a CAGR of 11.6%, driven by robust government support through the Fintech 2025 strategy, digital marketing and e-commerce expansion, logistics and supply chain resilience, and healthcare and aging population needs.

Together the technological advancements, including cross-border AI applications, the continued digital transformation would serve as the driver to the use of algorithm services. The market size of intelligent algorithm solutions is expected to reach USD2,264.4 million in 2029, at a CAGR of 11.0% from 2025 to 2029.

Source: Frost & Sullivan

Market Size of Intelligent Algorithm Solutions Implementation and Optimization in Hong Kong

The market size of intelligent algorithm solutions implementation and optimization in Hong Kong increased form USD496.6 million in in 2020 to USD815.5 million in 2024, at a CAGR of 13.2% from 2020 to 2024. The market for Intelligent Algorithm Solutions Implementation and Optimization in Hong Kong is rapidly expanding due to the HKMA’s “Fintech 2030” strategy, which aggressively promotes AI, data infrastructure, and tokenization through funding, sandboxes, and talent programs. High trading volumes on HKEx, rising institutional demand for low-latency execution, and advanced connectivity via Stock Connect and FIX/API ecosystems fuel adoption of sophisticated trading algorithms. The market size of intelligent algorithm solutions implementation and optimization in Hong Kong in is expected to expand at a CAGR of 12.6% from 2025 to 2029, reaching USD1,472.2 million in 2029.

Source: Frost & Sullivan

Market Size of Intelligent Data Processing Software Development in Hong Kong

Market size of intelligent data processing software development in Hong Kong recorded the growth from USD371.4 million in 2020 to USD532.1 million in 2024, at a CAGR of 9.4%. The market is surging due to government-backed initiatives like the Smart Blueprint 2.0 and Fintech 2025 strategy, which allocate billions for AI, big data, and cloud infrastructure to accelerate digital transformation across sectors. Explosive e-commerce and social media growth drives demand for advanced user profiling, recommendation engines, and campaign optimization tools amid trends like AI-driven personalization and live-stream shopping. The Greater Bay Area integration and data center expansion further enable scalable processing for SMEs, as businesses prioritize efficiency, ROI, and omnichannel strategies. Market size of intelligent data processing software development in Hong Kong is expected to grow from USD575.7 million in 2025 to USD792.2 million in 2029, at a CAGR of 8.3%.

Source: Frost & Sullivan

Market Drivers and Trends of Intelligent Algorithmic Solutions Implementation and Optimization

1.      Integration of AI in Elevating Trading Performance and Scalability

The integration of artificial intelligence and machine learning is a pivotal driver accelerating demand for Intelligent Algorithm Solutions Implementation and Optimization in Hong Kong. Institutional traders and proprietary firms increasingly rely on AI-enhanced algorithms that incorporate predictive modeling, reinforcement learning, and alternative data, such as news sentiment, satellite imagery, order-book dynamics, to achieve superior alpha generation, sub-millisecond price forecasting, and adaptive strategy execution. These advanced systems dynamically optimize smart order routing, minimize slippage and market impact, and deliver documented improvements of 20 – 30% in execution quality and 10 – 20% reductions in transaction costs. Equally important, embedded AI enables real-time risk monitoring, automated compliance checks, and self-correcting mechanisms that align with SFC/HKMA requirements. As a result, financial institutions in Hong Kong are rapidly scaling investments in custom AI-driven algorithm development and continuous optimization services to maintain competitive edge in one of Asia’s most liquid and volatile markets.

2.      Rapid Expansion of Algo-sharing Marketplaces

The emergence of collaborative algo-sharing ecosystems and open innovation platforms is rapidly transforming the landscape for Intelligent Algorithm Solutions Implementation and Optimization in Hong Kong. Local fintech hubs, such as ALGOGENE and the SFC’s Algorithmic Trading Platform, enable developers, quant firms, and institutional traders to co-create, benchmark, and monetize advanced strategies, including AI-enhanced VWAP, momentum, and multi-asset models, through secure, cloud-based interfaces with integrated backtesting, sentiment analysis, and real-time performance analytics. These marketplaces lower development costs, accelerate strategy deployment across HKEx’s high-volume equity and derivatives markets, and foster cross-border collaboration via Greater Bay Area linkages. By democratizing access to institutional-grade tools while maintaining rigorous compliance standards, this ecosystem significantly expands the pipeline for custom implementation and optimization services, positioning Hong Kong as Asia’s premier destination for collaborative algorithmic trading innovation.

Market Challenges of Intelligent Algorithm Solutions Implementation and Optimization

1.      Inadequate Risk Assessment and Monitoring

Inadequate risk assessment and monitoring in algorithmic trading hinder market growth by limiting traders’ ability to intervene post-execution, even if strategies prove flawed. For instance, once an algorithm executes trades based on predefined parameters, traders are often unable to manually override or halt operations in real-time, even if market conditions shift unexpectedly or flaws in the strategy become apparent post-execution. This lack of flexibility can lead to rapid accumulation of losses, as seen in historical flash crashes where faulty algorithms exacerbated volatility without immediate checks. This automation rigidity can amplify losses, propagate systemic risks like volatility or liquidity issues, and erode confidence, as seen in past flash crashes. Without robust controls like real-time alerts or kill switches, firms face regulatory penalties and reduced adoption, slowing market expansion. Comprehensive risk management is essential to foster sustainable growth.

2.      High Infrastructure and Development Cost

Building, implementing, and sustaining high-performance algorithmic trading infrastructure demands significant capital investment. Firms need specialized hardware (e.g., FPGA, GPU clusters), low-latency connectivity, and skilled professionals (e.g., quantitative analysts, data scientists), with annual IT and talent costs for a mid-sized trading desk often surpassing millions of dollars. Operational hurdles include aligning model performance with hardware, managing frequent hardware upgrades, and covering regulatory compliance testing expenses. These high costs create substantial barriers for smaller firms and regional players, restricting their ability to enter or expand in the algorithmic trading market.

Market Drivers and Trends of Intelligent Data Processing Software Development Services

1.      Growing Adoption of Data-Driven Decision Making

The growing adoption of data-driven decision making in businesses represents a market driver for intelligent data processing software development services, as organizations increasingly prioritize empirical evidence over intuition to enhance strategic outcomes across sectors like digital marketing and e-commerce. Organizations increasingly make strategic decisions data-driven, applying it to most decisions and most of the enterprises recognizing its value. This trend amplifies demand for advanced software features like multi-source data integration, cleaning with algorithms such as Isolation Forest and KNN, and intelligent applications for user behavior prediction via K-means clustering, precision marketing using decision trees, and content recommendation optimization, enabling personalized strategies, ROI evaluation through A/B testing, and competitive advantages in data-driven fields.

2.      Surging Demand for Personalized Customer Experiences

The escalating demand for personalized customer experiences is a critical market driver for intelligent data processing software development services, as businesses strive to meet consumer expectations for tailored interactions in digital marketing, e-commerce, and content platforms. Consumers are more likely to engage with brands offering personalized experiences, with higher conversion rates through personalization is recognized by the marketers. This trend fuels the need for software that integrates multi-source data, such as demographics, behavioral data like clicks and dwell time, for user profiling, employs advanced algorithms like K-means clustering and collaborative filtering for precise user behavior prediction, and optimizes recommendations for applications like product suggestions and news feed prioritization.

3.      Accelerated Use of Analytics and AI

The accelerating adoption of AI and advanced analytics across digital marketing, fintech, and e-commerce is a primary driver propelling Intelligent Data Processing Software Development in Hong Kong. Businesses are increasingly relying on sophisticated platforms to ingest, cleanse, enrich, and activate massive volumes of structured and unstructured data from social media interactions and clickstreams to transaction logs for real-time consumer behavior profiling, predictive personalization, and campaign optimization. In the city’s highly competitive digital marketing landscape, companies demand scalable AI-driven tools for propensity modeling, look-alike audiences, multi-touch attribution, and automated content recommendation. This surge in enterprise-grade requirements, supported by government initiatives like the Smart City Blueprint 2.0 and abundant data-center capacity, fuels sustained demand for custom Intelligent Data Processing Software Development services focused on seamless integration, privacy compliance, and measurable ROI enhancement.

4.      Emergence of Data Fabric Infrastructure

As businesses grow and diversify, they recognize the need for adaptable systems. A data fabric is a robust data integration framework that supports data engineering, analytics, and other data services across diverse endpoints in hybrid multi-cloud environments. It ensures consistent data management and utilization across cloud, on-premises, and edge devices. Acting as a connector between data endpoints, the data fabric enables a broad array of capabilities, including integration, metadata discovery, governance, processing, and orchestration. In today’s data-driven world, where data is central to decision-making, companies are continually seeking ways to maximize its value. The data fabric architecture provides a solution, delivering a range of benefits designed to address the dynamic demands of modern enterprises.

Market Challenges of Intelligent Data Processing Software Development Services

1.      Data Security Concerns

Organizations face multiple obstacles in their data transformation efforts, such as cybersecurity threats, data quality issues, integration challenges, and infrastructure limitations. The struggles for businesses are protecting data privacy, ensuring data accuracy, and effectively processing and analyzing data. Privacy concerns are particularly significant, as large datasets often contain sensitive personal information, including financial records, medical data, and personal identifiers, which can be exploited for financial gain, identity theft, or other harmful purposes. These escalating challenges are expected to hinder market growth in the coming years.

2.      Talent Shortage and Skills Gap in AI/ML Expertise

The talent shortage and skills gap in AI/ML expertise is another market challenge for intelligent data processing software development services. Demand for AI skills has risen since 2019, while more companies struggle with responsible AI implementation due to training gaps, hindering adoption of advanced techniques like Isolation Forest for outlier detection, KNN imputation, and K-means clustering. This results in resource-intensive model development and validation, delaying innovations in user behavior prediction, precision marketing with decision trees, and content recommendation optimization across digital applications.

COMPETITIVE LANDSCAPE OF INTELLIGENT ALGORITHM SOLUTIONS

Competition Overview

The Intelligent Algorithm Solutions market in Hong Kong in 2025 is competitive encompassing providers of algorithmic trading software development and intelligent data processing software development, and the total number of players is estimated to be more than 50. This segment falls within the broader fintech and AI ecosystems, where Hong Kong hosts over 1,000 fintech companies overall, with AI and blockchain subsectors comprising 300 of them.

As estimated, there are more than 20 algorithmic related software providers and developer in Hong Kong and the key players include Algogene, Futu, Itarle, XTX Markets, and Forex Forest. The number of intelligent data processing software providers in Hong Kong in 2025 is estimated to be more than 30, with a key focus on big data analytics for fintech and digital marketing. The key players include Fano Labs, ThinkCol, and FIMMICK.

Entry Barriers

1.      Industry Expertise

Regulatory landscape in Hong Kong requires sophisticated risk control and compliance integration, which established exiting players have mastered through specialized teams. New entrants face a steep barrier due to a talent shortage, particularly for AI-skilled professionals, and the high R&D costs further deter entry without access to global talent pools or partnerships.

2.      Client Relationship Management

Building trust-based, long-term relationships with institutional clients such as hedge funds, asset managers, and digital marketing agencies, as well as retail investors, poses a barrier in Hong Kong’s competitive fintech ecosystem. Established providers benefit from entrenched networks and proven solutions that deliver scalable, compliant tools for complex trading scenarios or data-driven marketing. New entrants must overcome high client switching costs, as existing platforms offer seamless integration with real-time monitoring and ecosystem compatibility, while majority of firms prioritize proven compliance. New entrants without localized expertise and demonstrated project return of investment find it difficult to penetrate.

3.      Brand Awareness

Establishing brand recognition in Intelligent Algorithm Solutions market in Hong Kong is a challenge for new entrants lacking a reputation for reliability and performance. Clients prioritize trusted providers with accolades, especially for handling sensitive financial data or high-stakes trading. Building awareness requires substantial investment in marketing, thought leadership, and track record in project delivery. New

OUR BUSINESS

Overview

We are a Hong Kong-based software service provider specializing in the implementation and optimization of intelligent algorithmic solutions. We deliver customized software services tailored for clients in software development and integration for investment and digital marketing sectors. Our software utilizes a shared underlying technology to serve distinct upper-level applications in digital marketing and financial investment, leveraging data analytics for different optimization goals.

Our solutions for the investment sector are tailored for software developers specialized for financial market participants and service providers that engage in activities such as quantitative research, and performance evaluation, trade execution analysis, and risk monitoring and controls. Our software fits into these workflows by processing large-scale and, in certain cases, high-frequency datasets, for smart, optimized trade execution results analysis, and conducting KPI-based performance analysis to measure how successful the transactions are, and utilizing algorithm to uncover complex, non-linear patterns within massive historical datasets to optimize multi-factor models, with outputs that can be integrated into clients’ internal systems and reporting tools.

Our solutions for the digital marketing sector are tailored for market participants that are involved in activities such as audience/user profiling, targeted marketing, campaign optimization, and marketing performance measurement and reporting across digital channels. Our software fits into these practices by ingesting and analyzing multi-source user and campaign data (including user demographics, behavioral patterns and potential consumer intent), supporting user behavior profiling and targeting strategies, and providing A/B testing and KPI-based measurement outputs to help clients optimize conversion and allocate marketing resources.

Drawing on our extensive experience in implementing and optimizing clients’ algorithmic models, we provide innovative solutions that facilitate digital transformation, enhance operational efficiency, enable robust risk monitoring and controls, and support advanced analytical reporting. Our approach emphasizes data governance, modeling, and analytics, utilizing practical methodologies and established technologies to achieve complex business objectives. At the core of our business are customized implementation and optimization services that empower clients to efficiently manage and analyze large and varied databases, thereby supporting informed business decision-making. These services encompass a comprehensive suite of capabilities, including:

•        Data processing, tagging, cleansing, and integration of massive datasets:    We provide implementation and optimization solutions to handle the ingestion and refinement of vast amounts of data from diverse sources, ensuring accuracy, consistency, and usability. This involves applying techniques to detect anomalies, remove duplicates, and perform normalization, binning, and extraction to prepare data for advanced analysis.

•        Providing authorization and connections management points for the client’s system to access the processed database:    Our solutions include secure access controls and API integrations that allow seamless connectivity for use by client systems and the refined databases, ensuring data security, compliance with privacy standards, and efficient retrieval.

•        Breaking down clients’ processing queries into executable batches of processing commands to facilitate timely and orderly execution based on clients’ pre-defined criteria and time frames:    Our solutions are designed to decompose complex queries into manageable, sequenced batches, optimizing for performance and adherence to client-specified rules, such as priority levels, scheduling, and resource allocation, to minimize delays and maximize throughput.

•        Monitoring and risk control of client’s business activities, and feed back to client’s own systems for execution of further internal control policies:    Through real-time or scheduled monitoring tools and configurable risk strategies, our solutions assist clients to track their own business activities, alerting on anomalies triggered by risk control criteria pre-defined by clients. This feedback loop integrates with client’s internal systems to trigger automated controls and reduces operational risks.

•        Reporting and providing feedback on possible enhancements to client’s activities based on intelligent algorithms and pre-defined KPIs for future improvements:    Our solutions generate insightful reports that analyze performance against key performance indicators, leveraging algorithmic insights to recommend optimizations. This includes suggestions for process refinements, efficiency gains, and strategic enhancements to drive continuous improvement.

•        Connections and data conversion points between client’s various systems:    Our services facilitate interoperability by establishing data conversion and bridging mechanisms across disparate client systems and enabling smooth data flow in hybrid environments.

Our commitment to client-centric innovation ensures that our services are highly customizable, compatible with mainstream ecosystems, and optimized for specific needs, such as improving conversion rates in marketing or enhancing data-driven decision-making. We assist clients to implement and optimize their intelligent algorithm models based on proven techniques and scalable infrastructure, thereby helping clients to achieve measurable business impacts, including increased operational resilience, better resource allocation, and unlocked growth opportunities in dynamic market landscapes.

Our Corporate History and Structure

Our business was initially conducted through Merry International Technical Services (Hong Kong) Limited, which was incorporated on August 17, 2018 and acquired by Mr. Chi Chung Tang in 2022. In preparation for our initial public offering and to establish an offshore holding company structure, we commenced a series of corporate reorganizations beginning in late 2024.

On November 26, 2024, Mr. Tang and Mr. Lam Sin Hang each established their respective British Virgin Islands holding companies, being Top Future Enterprises Ltd. and Arm Global Ventures Ltd., to serve as their investment vehicles for the reorganization. On February 10, 2025, Gold Stone Technical Inc. was incorporated in the Cayman Islands, with 96% of its shares issued to Top Future Enterprises Ltd. and 4% to Arm Global Ventures Ltd. Gold Stone Technical Inc. was designated to become the listing vehicle of our group.

On February 21, 2025, Gold Stone Technical Inc. incorporated Alpha Tech Innovations Ltd., a wholly-owned subsidiary in the British Virgin Islands, to function as the intermediate offshore holding entity. Following its establishment, Alpha Tech Innovations Ltd. became the sole shareholder of Merry International Technical Services (Hong Kong) Limited. As a result of this restructuring, Merry International Technical Services (Hong Kong) Limited became an indirect wholly-owned subsidiary of Gold Stone Technical Inc.

Upon completion of the reorganization, Mr. Tang, Mr. Lam, and certain other shareholders hold their respective ownership interests in our group through Top Future Enterprises Ltd. and Arm Global Ventures Ltd., and our post-reorganization corporate structure consists of Gold Stone Technical Inc. as the ultimate parent company, Alpha Tech Innovations Ltd. as its intermediate offshore holding subsidiary, and Merry International Technical Services (Hong Kong) Limited as our operating entity.

This reorganization was undertaken to establish a clear offshore shareholding structure and to prepare our group for the proposed initial public offering. After the reorganization, the Company’s corporate structure is as follow:

On April 27, 2026, the Company issued to its existing shareholders, and the existing shareholders subscribed from the Company on a pro rata basis at a price of par value US$0.0001 per share, an aggregate of 20,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares. The Additional Subscriptions were allocated in proportion to then-existing shareholdings of the existing shareholders and did not result in any change in the shareholding ownership percentages of the existing shareholders nor a change of control of the Company.

Our Products and Services

We focus on delivering an integrated intelligent algorithm service solution to our clients. Our solution typically includes two key functional components: (1) implementation and optimization of intelligent algorithm solutions and (2) intelligent data processing solutions.

Implementation and Optimization of Intelligent Algorithm Solutions

We leverage our expertise to implement and optimize intelligent algorithm solutions. Our customers include software developers and software integrator serving clients in the investment sector, including institutional investors and high-net-worth investors. We provide comprehensive and technologically advanced solution to optimize clients’ algorithms that are designed to optimize business performance while managing risk effectively. Our customized implementation and optimization of intelligent algorithm solutions enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making, dividing clients’ requirements into manageable sets of operational instructions to ensure prompt and structured processing according to predefined client standards and schedules; overseeing and managing risks in clients’ operations, and relaying information back to their internal systems for additional governance measures; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements; as well as creating information exchange and transformation hubs to link diverse client systems.

Our algorithmic implementation is a high-frequency, end-to-end pipeline designed to transform raw, multi-source data into real-time actionable intelligence. We achieve efficiency through strategic data engineering, model optimization, and parallel execution. Our implementation follows a structured four-stage process:

Unified Data Ingestion: We integrate heterogeneous data through a universal feature pipeline. This standardizes raw inputs into algorithm-ready formats, such as time-series features, cross-features, and vectorized representations.

•        Predictive Modeling:    Using historical data, we train base models to forecast critical indicators like conversion rates, price fluctuations, and liquidity.

•        Strategy & Decision Engine:    Model outputs are fed into a decision engine that decomposes objectives. By combining predefined rules with optimization algorithms, the engine generates specific action commands for the execution layer.

•        A/B Testing & Evaluation:    Multiple algorithmic versions run in parallel with real-time traffic splitting. We use statistical testing to identify and promote the winning version.

To achieve millisecond-level decision-making and reduce computational overhead, we employ the following optimization methods:

•        Model Compression & Quantization:    We simplify and quantize trained models to ensure they are lean enough for deployment in timing conservative calculation engines.

•        Parallel Execution Paths:    We restructure linear computational models into parallel execution branches. This allows us to utilize parallel processing power to compress the time required for complex predictions.

•        Instruction Cycle Optimization:    We design models specifically tailored to hardware characteristics to minimize the required CPU/GPU clock cycles.

•        Pre-computation & Look-up Tables:    By utilizing pre-calculated data and generation tables, we bypass repetitive, resource-heavy calculations during live inference.

Intelligent Data Processing Software Solutions

Our customized services enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making. Our intelligent data processing solutions encompass the handling, labeling, filtering, and merging of extensive data collections; establishing secure access and linkage controls for clients’ systems to retrieve the refined data repository; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements.

Digital marketing.    Our application provides user behavior profiling, targeted marketing strategies, and campaign performance measurement. User behavior profiling employs clustering and similarity analysis techniques to segment users and build descriptive tags. Targeted marketing strategies use decision tree models to estimate user purchasing tendencies, enabling more focused advertising and promotional efforts. Our campaign performance measurement supports A/B testing frameworks to evaluate marketing effectiveness and assist in resource allocation decisions.

Content recommendation.    Our application provides user profile construction, recommendation optimization, and multi-scenario support. User profile construction combines basic user demographics, behavioral data (such as click and session duration), and manually curated labels to form user profiles. Recommendation optimization analyzes user actions and preferences to deliver relevant suggestions. Multi-scenario support provides product recommendations, news updates, and video content ranking across different platforms.

Our Customers and Suppliers

Our customers include corporate customers and individuals. We deliver customized software services tailored for clients in software development and integration for investment and digital marketing sectors. For the period between April 2023 and March 2024, (i) the combined revenues of our top ten customers, consisting of 4 institutions and 6 individuals, contributed to 99.0% of our total revenues; and (ii) the combined revenues of our top 4 customers, which are in the businesses of software development, digital marketing and securities, contributed to 93.5% of our revenues. For the period between April 2024 and

March 2025 (i) the combined revenues of our top ten customers, consisting of 4 institutions and 6 individuals, contributed to 98.9% of our total revenues; and (ii) the combined revenues of our top 4 customers, which are in the software development business and securities business, contributed to 74.4% of our total revenues.

Corporate customers constitute the primary source of our revenues. For the fiscal year ended March 31, 2024, revenues from corporate customers amounted to US$1,858,811, representing 93.5% of our total revenues, while revenues from high-net-worth individuals were US$128,319, accounting for 6.5%. For the fiscal year ended March 31, 2025, our revenues from corporate customers increased to US$3,475,424; however, as a percentage of total revenues, it decreased to 74.4%. Concurrently, revenues from high-net-worth individuals experienced significant growth, reaching US$1,195,130 and representing 25.6% of our total revenues for the same period. This shift reflects our successful efforts in expanding our service offerings to high-net-worth individual clients, alongside continued growth in revenue from our corporate customers.

While we rely on our own employees for the implementation and optimization of our core algorithmic solution modules and risk control modules, we also engage certain third-party software developers to develop specific modules based on clients’ needs. Our services include the customization of such third-party software and the integration into our solutions and clients’ systems. For the period between April 2023 and March 2024, we spent approximately HK$9,366,128 in purchasing services from two suppliers. For the period between April 2024 and March 2025, we spent HK$21,950,820 in purchasing services from five suppliers.

Competitive Strength

We believe the following competitive strengths have contributed and will continue to contribute to our success.

•        We engage in in-depth discussions with clients to analyze their specific needs and providing customization services, supporting complex scenarios across multiple data types and systems.

•        Our algorithmic implementation and optimization solutions involve the using of automated and structured policy for data processing, adjusting and optimizing algorithmic models to improve efficiency.

•        We develop a rigorous risk management framework for delivery of data desensitization and privacy protection functionalities.

•        Our implementation includes built-in risk management modules such as reporting controls and transaction limit controls, ensuring full adherence to business requirements and minimizing operational risks.

Our technology seamlessly integrates heterogeneous data sources in complex network environments to enable unified data fusion across systems and networks. Our advanced intelligent algorithm implementation and optimization involve automating data modeling, cleansing, label generation, and insight extraction, providing robust, cross-system analytical capabilities designed for business decision-making.

Our intelligent algorithm implementation and optimization is designed for high interoperability, supporting mainstream operating systems, and customized operating environments of clients and data providers. Our solutions integrate data storage and exchange networks, fostering a collaborative data ecosystem that enhances connectivity, scalability, and joint innovation opportunities. These capabilities differentiate our Company by delivering superior adaptability, data intelligence, and ecosystem synergy, enabling us to meet sophisticated client demands in dynamic market and technological landscapes.

Our multi-source data integration features are a key differentiator, supporting the collection and standardization of both structured and unstructured data. This allows clients to consolidate heterogeneous data sources into a unified, coherent format, enabling deeper analytics and actionable insights. In practical application, our solutions are deployed across diverse scenarios.

Our Growth Strategies

We aim to drive sustainable and accelerated growth through a multifaceted strategy centered on technology leadership, market expansion, and customer-centric innovation. Our key growth approaches include:

•        Continuous innovation in algorithmic implementation and optimization:    We continuously enhance our intelligent algorithmic implementation and optimization methodology, execution efficiency, and scalability to maintain technological advantage to cope with dynamic market environments.

•        Expansion of market reach across industries:    While strengthening our presence in the business sectors we are now serving, we are actively expanding our footprint into industries such as healthcare, finance, supply chain and logistics, leveraging our core competencies in data-driven solutions to tap into broader customer bases and revenue streams.

•        Strategic partnerships and ecosystem development:    We pursue collaboration with other industry players, technology vendors to enhance integration capabilities. These partnerships accelerate product innovation, improve client access, and position us as a trusted intelligent algorithmic implementation and optimization provider.

•        Global geographic expansion:    We plan to establish presence in other major financial and technology hubs worldwide, including by way of establishing alliances to facilitate market entry and enhance customer support. This global approach aims to capture regional growth opportunities and build internationally recognized brand equity.

•        Customer-centric solution customization:    We emphasize tailoring our product offerings to meet specific client needs across data integration, and analytics applications. By delivering a customizable and efficient solution, we target to improve client adoption, satisfaction, and retention.

•        Investment in technology and research and development:    As part of our growth strategy, we are committed to continuing investment in technology and research and development. By prioritizing innovation and the advancement of our core algorithmic implementation and big data analytics capabilities, we aim to maintain our technological advantage in specific areas. Our ongoing R&D efforts focus on refining implementation techniques, exploring emerging technologies such as machine learning and automated model optimization, and developing new solutions to address complex client needs. This dedication enables us to enhance the performance, efficiency, and adaptability of our platforms, thereby delivering value to our customers and supporting long-term growth.

•        Talent development and organizational excellence:    Recognizing that skilled talent fuels innovation, we focus on attracting, training, and retaining leading experts in algorithm implementation, data science, and software engineering. Our organizational culture promotes agility, collaboration, and continuous learning to accelerate execution and respond swiftly to market changes.

Sales and Marketing

Our sales strategy centers on both direct sales and sales through channel partners such as software vendors and consulting platforms. We have dedicated sales and engineering teams that serve our clients, marketers, and tech clients. Our existing customers also refer new businesses and new clients to us. We form strategic alliances with software vendors and consulting platforms to extend our market reach.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Competition

The intelligent algorithm solutions market in Hong Kong in 2025 is competitive encompassing providers of algorithmic trading software development and intelligent data processing software development, and the total number of players is estimated to be more than 50. This segment falls within the broader fintech and AI ecosystems, where Hong Kong hosts over 1,000 fintech companies overall, with AI and blockchain subsectors comprising 300 of them.

As estimated, there are more than 20 algorithmic trading software providers in Hong Kong and the key players include Algogene, Futu, Itarle, XTX Markets, and Forex Forest.

The number of intelligent data processing software providers in Hong Kong in 2025 is estimated to be more than 30, with a key focus on big data analytics for fintech and digital marketing. The key players include Fano Labs, ThinkCol, and FIMMICK

Research and Development

We place significant emphasis on our research and development capabilities as a core driver of innovation, competitive advantage, and client value creation. Our R&D efforts are dedicated to advancing algorithmic implementation and data processing that address complex market and business challenges. Our R&D team is focused on implementing and optimizing algorithmic models, including active algorithms and execution algorithms. Leveraging our understanding in algorithm usage, we continuously optimize these algorithms for enhancing results accuracy, execution efficiency, and adaptability to diverse and volatile market conditions. We invest in developing scalable data infrastructure and intelligent data processing pipelines that automate data integration, cleansing, labelling, and modeling. This enables rapid deployment of customized, scenario-specific analytics solutions capable of handling heterogeneous datasets across multiple industries and geographies. Our R&D efforts enable broader accessibility to complex analytics and algorithmic implementation and optimization avoiding our end users from requiring extensive technical expertise. This supports greater adoption and operational leverage among a diverse client base. We actively engage with academic institutions, and technology partners to accelerate knowledge exchange, foster innovation, and incorporate cutting-edge scientific advancements into our product roadmap. Through agile methodologies, automated testing, and continuous deployment frameworks, our R&D process enables rapid iteration from prototype to final product, ensuring our clients benefit from timely access to next-generation technologies. Our commitment to rigorous and systematic R&D empowers us to maintain our position in intelligent algorithmic implementation and optimization, delivering solutions that enhance performances, mitigate risks, and unlock new business opportunities for our clients.

Intellectual Property

Our patents, copyrights, trademarks, know-how, domain name and other intellectual property are important to our business. We rely on intellectual property laws to protect our intellectual property rights. We have 4 registered software copyrights, 3 registered trademarks and 1 registered domain name. We are currently applying for 4 registered software copyrights. Our software copyrights are focused on algorithmic software implementation and advanced big data analytics solutions. Our know-how and copyrights are essential to our business, enabling us to deliver services with a competitive advantage. Our trademarks and domain name are critical to our reputation, brand recognition, and marketing activities.

Employees

As of September 30, 2025, we had 14 full-time employees, The following table sets forth the breakdown of our employees including appointed directors and officers as of September 30, 2025 by function:

Functions	Number
Research and Development	8
Sales and Marketing	3
Finance	1
Human Resources	2
Total	14

We employ a workforce comprising experienced software engineers, financial professionals, and operations specialists. Our organizational culture prioritizes teamwork, continuous learning, and diversity. We provide ongoing training, professional growth opportunities, and incentive programs aligned with company goals.

We enter into employment agreements with our employees that cover matters such as wages, benefits and grounds for termination. We also enter into standard confidentiality, intellectual property assignment and non-competition agreements with our key management and in-house R&D team members. Our standard non-competition agreement prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Facilities

Our principal office is located in Hong Kong, where we lease approximately 25 square meters, with lease term expiring on April 21, 2026. We believe the facility is adequate to meet our needs for the foreseeable future.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Regulations

Hong Kong Regulations

As we conduct business in Hong Kong through Merry International, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”)

As we carry on businesses in Hong Kong, we are subject to BRO, which requires every person (a company or an individual) carrying on a business in Hong Kong to register with the Inland Revenue Department of Hong Kong and obtain a business registration certificate within one month of the commencement of the business. Business registration is a process based on application and does not involve government approval. Once the requisite criteria are met, a business registration certificate in Hong Kong will be granted. Business registration serves to notify the Inland Revenue Department in Hong Kong of the establishment of a business in Hong Kong and facilitate the collection of tax from businesses in Hong Kong.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”)

The IRO is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. The standard profits tax rate for corporations is at 16.5%. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In other words, within a group of connected entities, only one entity can enjoy the two-tiered profits tax rates. IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

IRO contains provisions which require the adoption of the arm’s length principle for pricing in related party transactions. Section 20A of the IRO gives the Inland Revenue Department (the “IRD”) wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by the Hong Kong resident under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and challenging the entire arrangement under general anti-avoidance provisions, such as sections 61 and 61A of the IRO.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) provides the principles that a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data (a “Data User”) must follow in respect of any acts concerning information, existing in a form which access to or processing of is practicable, which relates to a living individual and can be used to identify that individual (the “Personal Data”). Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data (the “Commissioner”) to issue a written enforcement notice (the “Enforcement Notice”) directing such Data User to remedy and prevent recurrence of contravention.

Unless the Data User can provide reasons acceptable to the Commissioner, contravention with the Enforcement Notice is an offence and the offender is liable to fine, imprisonment and daily penalty.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (“OLO”)

The OLO regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The OLO imposes a common duty of care on an occupier of a premise to take reasonable care of the premise in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”)

The TDO aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment. It is also an offence for any person to have in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied. To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offence. What constitutes a material degree will vary with the facts.

Contravention of the prohibitions in the TDO is an offence and the offender is liable to fine and imprisonment. However, the TDO also provides regulators with the ability to accept (and publish) written undertakings from businesses and individuals not to continue, repeat or engage in unfair trade practices in return of which regulator will not commence or continue investigations or proceedings relating to that matter. Regulators will also be empowered to seek an injunction against businesses and persons engaging in unfair trade practices or who have breached an undertaking.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”)

Pursuant to the SOGO, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample. Where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defect, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample. Under SOGO, where any right, duty or liability would arise under a contract of sale of goods by implication of law, it may (subject to the CECO) be negatived or varied by express agreement, or by the course of dealing between the parties, or by usage if the usage is such as to bind both parties to the contract.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (the “SSO”)

The SSO, which aims to consolidate and amend the laws with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire), provides that: (a) where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and (b) where the supplier is acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. As against a party to a contract for the supply of a service who deals as consumer, the other party cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SSO. Except as provided in the SSO, where a right, duty or liability would arise under a contract for the supply of a service by virtue of the SSO, it may (subject to the CECO) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (the “CECO”)

The CECO regulates and limits the scope of clauses intending to limit or restrict a party’s liability in relation to breach of contract, negligence or other breach of duty. The CECO provides that as against a person who deals as a consumer (such as the retail customers of our Group), our Group cannot by reference to any contract term exclude or restrict liability of breach of obligations arising under sections 14 to 17 of the SOGO (i.e., implied undertakings as to title, conformity with description, merchantable quality, reasonable fitness for purpose and conformity with sample). As against a person who does not deal as a customer, our Group may exclude or restrict its liability if the exclusion or restriction is reasonable.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”)

The TMO provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trademark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trademark. However, pursuant to section 20 of the TMO, a registered trade mark is not infringed by the use of trade mark in relation to goods which have been put on the market anywhere in the world under that trade mark by the owner or with his consent (whether express or implied or conditional or unconditional), unless the condition of the goods has been changed or impaired after they have been put on the market, and the use of the registered trade mark in relation to those goods is detrimental to the distinctive character or repute of the trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong) (“PO”)

The PO provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment) Ordinance 2016, which came into full effect in Hong Kong on December 19, 2019 provide a new framework for a new patent system — an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“CO”)

The CO provides comprehensive protection for recognized categories of underlying works such as literary, dramatic, musical and artistic works. The CO restricts unauthorized acts such as copying and/or making available copies to the public of a copy right work. The Copyrights Ordinance provides that a person commits an offence if he, without the license of the copyright owner of a copyright work imports an infringing copy of the work into Hong Kong, at any time within 15 months beginning on the first day of publication of the work in Hong Kong or elsewhere, otherwise than for his private and domestic use.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”)

The Competition Ordinance laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers involving carrier licence holders within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) that have or are likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance.

The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

Pursuant to the EO, all employees covered by the EO, irrespective of their hours of work, are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays. According to the Employment Ordinance, an employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to fine and imprisonment. Employees who are employed under a continuous contract are further entitled to such benefits as rest days, paid annual leave, sickness allowance, severance payment and long service payment, etc.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

Pursuant to the MPFSO, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. Section 7A of the MPFSO requires an employer who is employing a relevant employee to, for each contribution period occurring after that commencement (i) from the employer’s own funds, contribute to the relevant registered scheme the amount determined in accordance with MPFSO; and (ii) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with MPFSO. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to the minimum and maximum relevant income levels. For monthly-paid employees, the minimum and maximum relevant income levels are HK$7,100 and HK$30,000 respectively. An employer who fails to comply with such a requirement may face a fine and imprisonment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

Pursuant to the ECO, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries or death at work in respect of all of their employees. Under the ECO, if an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employer failing to do so may be liable to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

Pursuant to the MWO, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2025, the statutory minimum hourly wage rate is HK$42.1. Failure to comply with MWO constitutes an offence under EO.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”)

Pursuant to the OSHO, employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable on conviction to fine and imprisonment.

British Virgin Islands Laws and Regulations Relating to Foreign Exchange Control

Under the laws of the British Virgin Islands, a BVI business company is free to acquire, hold and sell foreign currency and securities without restriction. There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law that would prevent the BVI business company from paying dividends to shareholders in US$ or any other currencies, and all such dividends may be freely transferred out of the British Virgin Islands, clear of any income or other tax of the British Virgin Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the British Virgin Islands.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Chi Chung Tang	38	Chairman of the Board, Director, and Chief Technology Officer
Zhu Cheng Zhong	48	Chief Executive Officer, Director
Hui Sai Wa	39	Chief Operations Officer, Director
Hung Leung (“Alan”) Tsang	56	Chief Financial Officer
[•]	[•]	Independent Director Appointee
[•]	[•]	Independent Director Appointee
[•]	[•]	Independent Director Appointee

Biography

Chi Chung Tang, Chairman of the Board of the Directors, Director and Chief Technology Officer of Gold Stone

Mr. Chi Chung Tang graduated from the Hong Kong University of Science and Technology with a Bachelor of Science in Mathematics (Mathematical Sciences Option in Computer Science) in 2011. From 2010 to 2013, he worked as an Analyst Programmer at Prime Creation Technology Limited, primarily being responsible for multi-language development and system support, with a focus on developing real-time and low-latency applications in C++. Then from 2013 to 2024, he served as a Senior Developer at Derivco HK, mainly taking charge of designing real-time systems, developing real-time and low-latency applications using C++ and C#.NET, and maintaining platform stability and service availability. Since 2022, he has held the positions of the Chief Executive Officer (CEO) and Chief Technology Officer (CTO) at Merry International, overseeing the business operations and the development and implementation of the company’s product research and development. Mr. Tang stepped down from the position of CEO of Merry International and became the Chairman of the Board of Directors of the Company since January 2025.

Zhu Cheng Zhong, Chief Executive Officer and Director of Gold Stone

Mr. Zhu Cheng Zhong graduated from the Shanghai Hongjiao Institute with a Bachelor of Financial Management in 2006. He participated in the Executive Training Course for Leading Talents in Enterprise Management of Xiamen University from 2017 to 2019 and completed the course. From 2021 to 2023, he pursued further studies in digital economy, leadership, operation management, corporate strategy, cutting-edge technology, financial management and other aspects at the School of Economics and Management of Tsinghua University. From 2006 to 2015, he worked as the Head of Regional Sales at Mindong Lijiexun Pharmaceutical Co., Ltd. His main responsibilities included developing clients, maintaining client relationships and building a sales network. Then from 2016 to 2021, he served as the Chief Executive Officer (CEO) at Shenzhen Dehuangda Investment Management Co., Ltd, mainly responsible for the company’s marketing and overall operational planning. From June 2021 to May 2022, he was the director and Head of Sales and Marketing of Merry International. He joined the Company as Head of Sales and Marketing in January 2024 and became the director and the Chief Executive Officer (CEO) of the Company since [January 2025], responsible for formulating and implementing the overall company strategy, as well as managing sales and marketing operations.

Hui Sai Wa, Chief Operations Officer and Director of Gold Stone

Mr. Hui Sai Wa graduated from the University of Chichester with a Master of Business Administration in 2022 and holds the qualification of a Certified Public Accountant (CPA) in Hong Kong. From 2014 to 2020, he worked as an Accounting Manager at Bear Productions Limited, primarily being responsible for managing and reviewing all accounting works performed, and preparing budget report and dealing with tax issues arose. From 2020 to 2022, he served as an Audit supervisor at Ecovis Axial CPA Limited, mainly taking charge of reviewing and performing audit jobs in different industries. Then from 2022 to 2024, he served as a Finance Manager at Helio New Energy EV (Group) Limited, being mainly responsible for compiling monthly operation results reports and analyzing operation data, overseeing the group’s operation, enhancing the effectiveness and efficiency of the operation, and formulating strategic business plans. Since January 2024, he has been working as Chief Operations Officer (COO) at Merry International and became the director of the Company since January 2025, overseeing all operational aspects. His responsibilities include formulating and implementing the company’s business plans, managing cross-departmental operations, establishing comprehensive management frameworks, and continuously optimizing operation systems for efficiency and effectiveness.

Hung Leung (“Alan”) Tsang, Chief Financial Officer of Gold Stone

Mr. Tsang Hung Leung (Alan) graduated with an accounting degree from the City University of Hong Kong in 1993 and is a certified public accountant of the Hong Kong Institute of Certified Public Accountants. Mr. Tsang was a financial controller in Hong Kong Netcom Limited from 2000 to 2001. From 2001 to 2006, he was responsible for the internal audit and supervisory work for the operations of Ng Fung Hong and CR Vanguard while he worked for China Resources Enterprise Limited (0291.HK), a public company listed on the Hong Kong Stock Exchange. He was the chief financial officer of Combine Will International Holdings Limited (SGX.N0Z), a public company listed on the Singapore Stock Exchange, and was involved in financial reporting and treasury management from 2006 to 2014. Mr. Tsang worked at Eastern Glory Financial and Investment Services Limited from 2014 to 2018 and was responsible for financial advisory of initial public offering projects. Mr. Tsang served as the chief financial officer, and later as vice president, responsible for financial reporting and investors relationship of Debao Property Development Limited (SGX.BTF), a public company listed on the Singapore Stock Exchange, from October 2018 to October 2022. From 2022 onwards he serves as the Chief Financial Officer of Creative Global Technology Limited (NASDAQ: CGTL), a public company listed on the Nasdaq. Mr. Tsang has been serving as the Chief Financial Officer of Merry International since 2025.

Employment Agreements, Director Agreements and Indemnification Agreements.

Gold Stone has entered into employment agreements with each of its executive officers. Under these agreements, each of our executive officers is employed for an unspecified term. Either party may terminate the agreement with prior written notification.

The executive officers are entitled to a fixed salary and other company benefits, each as determined by the board of directors from time to time.

Each of our executive officers has agreed not to release or disclose to anyone any confidential or secret information or knowledge of Gold Stone, whether developed by him/herself or by others.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Merry International is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund.

Gold Stone will also enter into director agreements with each of its independent directors which agreements set forth the terms and provisions of their engagement.

In addition, Gold Stone plans to enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current amended and restated memorandum and articles of association.

Compensation of Directors and Executive Officers

For the year ended March 31, 2025, we paid an aggregate of US$96,960 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Board of Directors and Committees

Gold Stone’s board of directors (“BOD”) will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee member will be appointed by the BOD and will serve until his or her successor is elected and qualified, unless he or she is earlier removed or resigns.

Audit Committee

Under the [Nasdaq/NYSE] listing standards and applicable SEC rules, Gold Stone is required to have three members of the audit committee all of whom must be independent. Effective as of the date of this prospectus, Gold Stone has established an audit committee of BOD, which will consist of [    ], [    ] and [    ], each of whom is an independent director under [Nasdaq/NYSE]’s listing standards. [    ] is the Chairperson of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        overseeing the Company’s relationship with the independent auditor;

•        reviewing the adequacy and effectiveness of the Company’s internal control policies and procedures on a regular basis;

•        overseeing the Company’s compliance procedures; and

•        reviewing the Company’s annual and quarterly financial statements.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under [Nasdaq/NYSE] listing standards. [Nasdaq/NYSE] listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to [Nasdaq/NYSE] that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The BOD has determined that [    ] qualified as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Effective as of the date of this prospectus, Gold Stone has established a nominating and corporate governance committee of the BOD, which will consist of [    ], [    ] and [    ], each of whom is an independent director under [Nasdaq/NYSE]’s listing standards. [    ] is the Chairperson of the nominating and corporate governance committee.

The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our BOD. The nominating and corporate governance committee considers persons identified by its members, management, shareholders, investment bankers and others.

The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Committee Charter, include, but are not limited to:

•        making recommendations as to the size and composition of the BOD;

•        recommending desired qualifications and characteristics for board membership and with corresponding attributes;

•        establishing and administering a periodic assessment procedure relating to the performance of the board as a whole and its individual members; and

•        developing and recommending to the BOD a set of corporate governance principles and practices.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating and Corporate Governance Committee Charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the BOD and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the BOD. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in our memorandum and articles of association. The nominating and corporate governance committee considers persons identified by its members, management, shareholders, investment bankers and others. The nominating and corporate governance committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Effective as of the date of this prospectus, Gold Stone has established a compensation committee of the BOD, which will consist of [    ], [    ] and [    ], each of whom is an independent director under [Nasdaq/NYSE]’s listing standards. [    ] is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•        reviewing the Company’s goals and objectives relevant to the executives’ compensation and evaluation the executives; performance of such goals and objectives;

•        reviewing and making recommendations to the board of directors with respect to director compensation

•        administering the Company’s incentive-compensation plans and equity-based plans; and

•        approving any share option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that [    ], [    ], and [    ], are “independent directors” as defined by [Nasdaq/NYSE].

Code of Ethics

Gold Stone adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Duties of Directors

Under Cayman Islands law, Gold Stone’s directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Gold Stone’s directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, Gold Stone’s directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Gold Stone’s board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of Gold Stone’s BOD include, among others:

•        convening shareholders’ annual and extraordinary general meetings;

•        declaring interim dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Gold Stone has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

The officers are elected by and serve at the discretion of the BOD of Gold Stone and may be removed by the BOD of Gold Stone. Gold Stone’s appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between Gold Stone and the director, if any; but no such term shall be implied in the absence of express provision. Under Gold Stone’s amended and restated articles of association, a director will be removed from office automatically if he (i) is prohibited by the law of the Cayman Islands from acting as a director; or (ii) is made bankrupt or makes an arrangement or composition with his creditors generally; or (iii) resigns his office by notice to the Company; or (iv) only held office as a Director for a fixed term and such term expires; or (v) in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director; or (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Gold Stone’s Class A Ordinary Shares as of the date of this prospectus by Gold Stone’s officers, directors, and 5% or greater beneficial owners of Class A Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of Gold Stone’s Class A Ordinary Shares.

Gold Stone determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below are based on 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus, and [    ] Class A Ordinary Shares issued and outstanding immediately after the completion of this offering. As of the date of this prospectus, none of our issued and outstanding ordinary shares are held by record holders in the United States.

Except as otherwise indicated in the table below, addresses of Gold Stone’s directors, executive officers and named beneficial owners are in care of Merry International Technical Services (Hong Kong) Limited, Unit No. 86, 1/F., South Seas Centre, No. 75 Mody Road, Kowloon, Hong Kong.

	Class A Ordinary Shares Beneficially Owned Prior to the Effectiveness of the Registration Statement		Class B Ordinary Shares Beneficially Owned Prior to the Effectiveness of the Registration Statement		Class A Ordinary Shares Beneficially Owned After this Offering (assuming no exercise of the over-allotment option)		Class A Ordinary Shares Beneficially Owned After this Offering (assuming exercise in full of the over-allotment option)
	Number of shares	Percentage of shares(1)	Number of shares	Percentage of shares(1)	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
5% Shareholders:
Top Future Enterprise Ltd.(2)	30,114,000	75.29%	10,000,000	100%
Directors and Executive Officers:
Tang Chi Chung	30,114,000	75.29%	10,000,000	100%
Zhu Cheng Zhong	—	—	—	—%
Hui Sai Wa	—	—	—	—	—	—
Hung Leung Tsang	—	—	—	—	—	—
Directors and Executive Officers as a Group (4 persons)	30,114,000	75.29%	10,000,000	100%

____________

(1)      Percentage is calculated based on 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus.

(2)      The registered address of Top Future Enterprise Ltd. is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands, where Tang Chi Chung serves as a director and is deemed to have voting and dispositive power over the shares held by it.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions since April 1, 2023 to which we have been a party and in which any members of our board of directors, any executive officers, or major shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”:

Name	Relationship
Zhong Zhucheng	CEO and Director of the Company
Hui Sai Wa	COO and Director of the Company
Tang Chi Chung	Chairman of the Board, CTO and Director of the Company

Prior to the formal appointments as key management personnel, the Company engaged Mr. Tang Chi Chung, Mr. Hui Sai Wa, and Mr. Zhong Zhucheng to provide consultancy and advisory services from January 2024. Mr. Tang Chi Chung and Mr. Hui Sai Wa were subsequently appointed as Chief Technology Officer on November 4, 2024 and Chief Operating Officer on November 7, 2024, respectively. Mr. Zhong Zhucheng was appointed as Chief Executive Officer on March 1, 2025.

During their consultancy periods, the Company should pay professional fees of HKD10,000 per month to each of Mr. Tang Chi Chung and Mr. Hui Sai Wa, and HKD15,000 per month to Mr. Zhong Zhucheng. These transactions are considered related party transactions as the consultants subsequently became members of the Company’s key management personnel. As of March 31, 2025 and 2024, the balances of amounts due to related parties were as follows:

a.    Amounts due to related parties

The following are the amounts due to related parties as of September 30, 2025, and March 31, 2025, 2024 and 2023

	2025/9/30	2025/3/31	2024/3/31	2023/3/31
	(Unaudited)
Zhong Zhucheng	$26,989	$26,992	$5,751	$—
Tang Chi Chung	12,852	12,854	3,833	—
Hui Sai Wa	12,852	12,854	3,833	—
Total	$52,693	$52,700	$13,417	$—

b.    Related party transactions

The following are the related party transactions for the six months ended September 30, 2025 and the years end March 31, 2025, 2024 and 2023:

	Description	2025/9/30	2025/3/31	2024/3/31	2023/3/31
		(Unaudited)
Zhong Zhucheng	Consultancy fees	$—	$21,173	$5,751	$—
Tang Chi Chung	Consultancy fees	—	8,982	3,834	—
Hui Sai Wa	Consultancy fees	—	8,982	3,834	—
Total		$—	$39,137	$13,419	$—

For the six months ended September 30, 2025, the Company did not enter into any new material related party transactions, nor were there any material changes to the terms of the existing related party transactions previously disclosed.

DESCRIPTION OF SHARE CAPITAL

Gold Stone is a Cayman Islands exempted company and its affairs are governed by its memorandum and articles of association, as amended from time to time, the Companies Act, and the common law of Cayman Islands.

As of the date of this prospectus, Gold Stone’s authorized share capital is US$500,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each, and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, Gold Stone will have 40,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares issued and outstanding. All of Gold Stone’s Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of Gold Stone’s Class A Ordinary Shares to be issued in the offering will be issued as fully paid.

Gold Stone’s Amended and Restated Memorandum and Articles of Association

We have adopted our amended and restated memorandum and articles of association on 22 December 2025. The following are summaries of material provisions of our amended and restated memorandum and articles of association (each the “memorandum of association” and the “articles of association”; and collectively the “memorandum and articles of association”) and of the Companies Act, insofar as they relate to the material terms of Gold Stone’s Class A Ordinary Shares.

Objects of Gold Stone.    Under Gold Stone’s memorandum and articles of association, the objects of Gold Stone are unrestricted, and Gold Stone has the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands

Class A Ordinary Shares.    Gold Stone’s Class A Ordinary Shares are issued in registered form and are issued when registered in its register of members. Gold Stone may not issue shares to bearer. Gold Stone’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion Rights.    Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances; while Class B Ordinary Shares shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into fully paid Class A Ordinary Shares on a one-to-one basis. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into Class A Ordinary Shares on a one-to-one basis. Affiliate means in respect of a person or entity, any other person or entity that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

Dividends.    The holders of Gold Stone’s Class A Ordinary Shares are entitled to such interim dividends as may be declared by Gold Stone’s board of directors out of our funds which are lawfully available for that purpose. In addition, Gold Stone’s Shareholders may declare final dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, Gold Stone may pay a dividend out of either profit or the credit standing in Gold Stone’s share premium account, provided that in no circumstances may a dividend be paid if this would result in Gold Stone being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights.    Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the memorandum and articles of association. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of Ordinary Shares in a class meeting duly constituted in accordance with the memorandum and articles of association in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of our Company.

General Meetings of Shareholders.    As a Cayman Islands exempted company, Gold Stone is not obliged by the Companies Act to call shareholders’ annual general meetings. Gold Stone’s memorandum and articles of association provide that Gold Stone may (but are not obliged to, unless required by applicable [NASDAQ/NYSE] Rules), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with Gold Stone’s memorandum and articles of association. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of Gold Stone’s shareholders. A quorum required for a meeting of shareholders consists of at least one holder of ordinary share holding not less than an aggregate of one-third of the outstanding ordinary shares carrying the right to vote at such general meeting.

A majority of Gold Stone’s directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of Gold Stone’s memorandum and articles of association. If Gold Stone’s directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Transfer of Class A Ordinary Shares.    Subject to the restrictions set out below, any of Gold Stone’s shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by Gold Stone’s board of directors. Notwithstanding the foregoing, Class A Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Gold Stone’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Gold Stone has a lien. Gold Stone’s board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Class A Ordinary Shares to which it relates and such other evidence as Gold Stone’s board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Class A Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as Gold Stone’s directors may from time to time require is paid to us in respect thereof.

If Gold Stone’s directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as Gold Stone’s board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year as Gold Stone’s board may determine.

Liquidation.    On the winding up of Gold Stone, subject to Gold Stone’s memorandum and articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the holders of the Class A Shares the whole or any part of the our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Shares; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of the holders of the Class A Shares and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares.    Gold Stone’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Gold Stone may issue shares on terms that such shares are subject to redemption, at Gold Stone’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined by its board of directors. Gold Stone may also repurchase any of its shares on such terms and in such manner as have been approved by its board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of Gold Stone’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if Gold Stone can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, Gold Stone may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of Gold Stone is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or with a written consent signed by members holding not less than two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Gold Stone’s memorandum and articles of association authorizes its board of directors to issue additional Class A Ordinary Shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Gold Stone’s board of directors may issue authorized but unissued Class A Ordinary Shares and Class B Ordinary Shares without action by Gold Stone’s shareholders to the extent of available authorized but unissued ordinary shares. Issuance of these shares may dilute the voting power of holders of Class A Ordinary Shares.

Inspection of Books and Records.    Holders of Gold Stone’s Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of Gold Stone’s list of shareholders or its corporate records. Gold Stone’s memorandum and articles of association do not have provisions that provide Gold Stone’s shareholders the right to inspect Gold Stone’s register of shareholders, either, however, Gold Stone’s shareholders may receive its annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of Gold Stone’s memorandum and articles of association may discourage, delay or prevent a change of control of Gold Stone or management that shareholders may consider favorable, including provisions that:

•        authorize Gold Stone’s board of directors to issue authorized but unissued ordinary shares without any further vote or action by Gold Stone’s shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, Gold Stone’s directors may only exercise the rights and powers granted to them under its memorandum and articles of association (as may be amended from time to time) for a proper purpose and for what they believe in good faith to be in the best interests of Gold Stone.

Exempted Company.    Gold Stone is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue negotiable or bearer shares or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.    In principle, Gold Stone will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Gold Stone’s memorandum and articles of association provide that it shall indemnify its existing or former secretary, officers (including an investment adviser or an administrator or liquidator) and directors (including alternate director) against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such existing or former secretary, directors or officers, in or about the conduct of Gold Stone’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Gold Stone or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by Companies Act, Gold Stone may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of Gold Stone in respect of any matter identified in the articles on condition that the director (including alternate director), secretary or officer must repay the amount paid by Gold Stone to the extent that it is ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, Gold Stone has entered into indemnification agreements with Gold Stone’s directors and executive officers that provide such persons with additional indemnification beyond that provided in Gold Stone’s memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Gold Stone’s directors, officers or persons controlling us under the foregoing provisions, Gold Stone has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by such director in respect of the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care which require the director to act with the skill, diligence and care in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law (“DGCL”), a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and Gold Stone’s articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with Gold Stone’s articles of association and may also be taken by written consent of the shareholders signed by a requisite majority in accordance with the articles of association without a meeting.

Shareholder Proposals.    Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Gold Stone’s articles of association allow Gold Stone’s shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at general meetings to requisition an extraordinary general meeting of Gold Stone’s Gold Stone’s shareholders, in which case Gold Stone’s board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, Gold Stone’s articles of association do not provide Gold Stone’s shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, Gold Stone is not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but Gold Stone’s articles of association do not provide for cumulative voting. As a result, Gold Stone’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Gold Stone’s articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of Gold Stone’s shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under Gold Stone’s articles of association, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director; or (ii) is made bankrupt or makes an arrangement or composition with his creditors generally; or (iii) resigns his office by notice in writing to the company; or (iv) only held office as a director for a fixed term and such term expires; or (v) in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director; or (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

Transactions with Interested Shareholders.    The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Gold Stone cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Gold Stone’s articles of association, if Gold Stone’s share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or with a written consent signed by holders of not less than two-thirds of the issued shares of that class.

Amendment of Governing Documents.    Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, Gold Stone’s memorandum and articles of association may only be amended with a special resolution of Gold Stone’s shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by Gold Stone’s memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Gold Stone’s shares. In addition, there are no provisions in Gold Stone’s memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent and Registrar

The transfer agent and registrar for Gold Stone’s Class A Ordinary Shares is [    ]. The transfer agent and registrar’s address is [    ].

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for Gold Stone’s Class A Ordinary Shares. We cannot assure you that a liquid trading market for Gold Stone’s Class A Ordinary Shares will develop on [Nasdaq/NYSE] or be sustained after this offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of Gold Stone’s Class A Ordinary Shares. Further, since a large number of Gold Stone’s Class A Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of Gold Stone’s Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [    ] Class A Ordinary Shares outstanding. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, [    ] Class A Ordinary Shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of [    ], or [    ]%, of our currently outstanding Class A Ordinary Shares will be subject to “lock-up” agreements described below. Upon expiration of the lock-up period of [    ] days after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	[ ]	[ ]
Six months	[ ]	[ ]

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•        1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [    ] Class A Ordinary Shares immediately after this offering; or

•        the average weekly trading volume in Gold Stone’s Class A Ordinary Shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

The Company, all of our officers, directors and any holders of five percent (5%) or more of our Ordinary Shares (calculated on an as-converted basis) as of the effective date of this Registration Statement will agree, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of Gold Stone’s Class A Ordinary Shares (including Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares) or other securities convertible into or exchangeable or exercisable for Gold Stone’s Class A Ordinary Shares or derivatives of Gold Stone’s Class A Ordinary Shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or Class A Ordinary Shares issuable upon exercise of options or warrants held by these persons until after one hundred eighty (180) days from the closing of this offering. The Company will agree for a period of one hundred eighty (180) days from the closing of the this offering, that it will not file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

The Company is not aware of any plans by any significant shareholders to dispose of significant numbers of its Class A Ordinary Shares (including Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares). However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Company’s Class A Ordinary Shares may dispose of significant numbers of the Company’s Class A Ordinary Shares after the expiration of the 180-day lock-up agreements or at later times. The Company cannot predict what effect, if any, such sales of its Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of its Class A Ordinary Shares from time to time. Sales of substantial amounts of its Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of its Class A Ordinary Shares.

TAXATION

The following discussion of material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in Gold Stone’s Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in Gold Stone’s Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Lawrence Chan & Co., our Hong Kong counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by Gold Stone. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payment of dividends and capital in respect of Gold Stone’s Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Gold Stone’s Class A Ordinary Shares, nor will gains derived from the disposal of Gold Stone’s Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of Gold Stone’s Class A Ordinary Shares or on an instrument of transfer in respect of Gold Stone’s Class A Ordinary Shares (except those which hold interests in land in the Cayman Islands).

Hong Kong Taxation

The taxation of income and capital gains of holders of Class A Ordinary Shares may be subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Class A Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Class A Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the U.S..

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Class A Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the standard rate of 16.5% on corporations, and at a standard rate of 15% on unincorporated businesses and individuals (where relevant, subject to deductions, exemptions, concessions, reliefs or other rules such as two-tiered rates which may be applicable when conditions are met). Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Class A Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong ad valorem stamp duty, currently charged at the rate of HK$1 per HK$1,000 or part thereof on the higher of the consideration for or the value of Hong Kong Stock (as defined below), will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong Stock (i.e., a total of HK$2 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving Hong Kong Stock). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong Stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required ad valorem stamp duty, the duty not paid will be assessed on the instrument of transfer and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable, if the shares being transferred are not Hong Kong Stock. “Hong Kong Stock” means those stocks the transfer of which is required to be registered in Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Class A Ordinary Shares whose death occurs on or after February 11, 2006.

United States Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of Gold Stone’s Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires Gold Stone’s Class A Ordinary Shares in this offering and holds such shares as “capital assets” (generally, property held for investment) for federal income tax purposes. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions all as of the date hereof, which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans and tax qualified retirement plans, tax-exempt organizations (including private foundations)), persons who do not hold Gold Stone’s Class A Ordinary Shares as capital assets, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of Gold Stone’s voting shares, investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate and gift tax, any state, local, or non-U.S. income tax, the alternative minimum tax, or the Medicare tax considerations of holding Gold Stone’s Class A Ordinary Shares. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in Gold Stone’s Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Gold Stone’s Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Gold Stone’s Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships holding Gold Stone’s Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in Gold Stone’s Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Gold Stone’s Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Gold Stone’s Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to the IRS guidance, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on [Nasdaq/NYSE]. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Gold Stone’s Class A Ordinary Shares, including the effect of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in Gold Stone’s Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (generally determined on the basis of an average of the quarterly values of the assets) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of Gold Stone’s Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

The application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC. We will make a separate determination following the end of each tax year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or any “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

If you do not make a timely “mark-to-market” election (as described below), and if we are a PFIC at any time during the period you hold Gold Stone’s Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in Gold Stone’s Class A Ordinary Shares for tax purposes.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year, however, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed any mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Gold Stone’s Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded. In other than de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including [Nasdaq/NYSE]. If the Class A Ordinary Shares are regularly traded on [Nasdaq/NYSE] and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

We do not currently intend to prepare or provide information necessary to allow you to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Gold Stone’s Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to Gold Stone’s Class A Ordinary Shares and proceeds from the sale, exchange or redemption of Gold Stone’s Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to Gold Stone’s Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC, as representative of the several underwriters named therein (the “Representative”). The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, each underwriter will agree to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Class A Ordinary Shares
Prime Number Capital LLC
Total

The underwriters are offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are not obligated to purchase Class A Ordinary Shares covered by the underwriters’ over-allotment option to purchase Class A Ordinary Shares as described below.

Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. The underwriters intend to offer our Class A Ordinary Shares to their retail customers only in states in which we are permitted to offer our Class A Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet listing standards of a National Securities Exchange, we would be unable to rely on the covered securities exemption to blue sky registration requirements. In such case, we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

Over-Allotment Option

Pursuant to the Underwriting Agreement, we granted the underwriters an over-allotment option, exercisable for forty-five (45) days after the closing date of the offering, to purchase up to 15% of the total number of Class A Ordinary Shares offered hereby at the IPO price listed on the cover page of this prospectus, less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A ordinary shares listed next to the names of all underwriters in the preceding table.

Discounts, Advisory Fee and Expenses

The underwriters will offer the Class A Ordinary Shares to the public at the IPO price set forth on the cover of this prospectus and to selected dealers at the IPO price less a selling concession not in excess of $[    ] per Ordinary Share, assuming an IPO price of $ [    ] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus. After this offering, the IPO price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The following table shows the per Class A Ordinary Share and total offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [    ] Class A Ordinary Shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price(1)	$	$	$
Underwriting discounts to be paid by us(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      IPO price per share is assumed to be $[    ] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus.

(2)      We agreed to pay the underwriters a discount equal to 8% of the gross proceeds of the offering.

We have agreed to pay expenses relating to the offering, including: (i) our legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing, and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, and the underwriting agreement and related documents (all in such quantities as the Representative may reasonably require); (iii) the costs of preparing and printing stock certificates and warrant certificates; (iv) the costs of any “due diligence” meetings; (v) all reasonable and documented fees and expenses for conducting a net road show presentation; (vi) all filing fees and communication expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; (vii) the reasonable and documented fees and disbursements of the Representative’s counsel; (viii) background checks of the Company’s officers and directors; (ix) preparation of bound volumes and mementos in such quantities as the Representative may reasonably request; (x) transfer taxes, if any, payable upon the transfer of securities from us to the Representative; (xi) the fees and expenses of the transfer agent, clearing firm, and registrar for the shares; provided that the actual accountable expenses of the Representative shall not exceed US$250,000.

We have paid the Representative an advisory fee in the amount of $50,000. Upon completion of this offering, we also agreed to pay the underwriters a cash non-accountable expenses allowance of 1% of the actual amount of the offering in conjunction with its services for this Offering.

Subject to FINRA Rule 5110 (g)(5)(B), the Company agrees that if closing of a transaction in which the Company (or any of its subsidiaries or immediate holding entity) sells equity securities (including, without limitation to, common equity, depositary receipts, or shares) of the Company, regardless of whether sold by the Company or holders thereof including securities convertible into Securities or substantially similar securities, or any securities substantially similar thereto, in an offering that is similar to the transaction, occurs within twenty-four (24) months after the date of the termination (except in the case of a termination by the Company for cause, including, but not limited to, bad faith or willful material breach by Representative of its obligations, failure to fulfill its obligations or gross negligence or willful misconduct in the performance of its services). Upon completion of such a closing, Representative shall remain entitled to the compensation as set forth above with respect to the proceeds raised from the investors introduced or sourced by Representative during the engagement period, as if the closing of such sale had occurred during the term of Representative’s appointment and authorization hereunder and the securities sold.

We intend to apply to list our Class A Ordinary Shares on the [Nasdaq/NYSE], under the symbol “[    ]”. The closing of this offering is conditioned upon the [Nasdaq/NYSE]’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on the [Nasdaq/NYSE].

Indemnification

We agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Right of First Refusal

We agreed to grant the Representative for eighteen (18) months from the closing of the offering, a right of first refusal to provide investment banking services to us on an exclusive basis and on terms that are the same or more favorable to us comparing to terms offered to us by other underwriters or placement agents, which is exercisable in the Representative’s sole discretion. In the event the engagement between the Representative and us (the “Engagement”) is terminated for any reason, the right of first refusal shall remain in effect for a period of eighteen (18) months from the date of termination, unless otherwise agreed by the parties in writing. For these purposes, investment banking services shall include, without limitation, (a) acting as lead or joint manager for any underwritten public offering; and (b) acting as lead or joint placement agent or initial purchaser in connection with any private offering of our securities. The Representative shall notify us of its intention to exercise the right of first refusal within seven (7) business days following notice in writing by us. Any decision by the Representative to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the Representative and shall be subject to general market conditions. If the Representative declines to exercise the right of first refusal, we shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the Representative. The right of first refusal granted may be terminated by us for “Cause,” which shall mean a material breach by the Representative of the Engagement or a material failure by the Representative to provide the services contemplated under the Engagement.

Lock-Up Agreements

We agreed that, subject to certain exceptions set forth in the Underwriting Agreement, we and any successors of us will not, without the prior written consent of the underwriters, for one hundred eighty (180) days from date of the commencement of sales of this offering, directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or extend any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A Ordinary Shares (including Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares) or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares or any such other securities. (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

All of our officers, directors, and any holders of 5% or more of our Ordinary Shares (calculated on an as-converted basis) will agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Class A Ordinary Shares (including Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares) or other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares for a period of up to one hundred eighty (180) days from date of commencement of sales of this offering, without the prior written consent of the underwriters.

We also agreed not to re-price or change the terms of existing options and warrants as of the closing of this offering.

Pricing of the Offering

Prior to the completion of this offering, there was no public market for our Class A Ordinary Shares. The IPO price of the Class A Ordinary Shares will be negotiated between us and the underwriters. Among the factors to be considered in determining the IPO price of the Class A Ordinary Shares, in addition to the prevailing market conditions at the time of the offering, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses and such other factors as were deemed relevant.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to its online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or the Underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the underwriter under option to purchase additional Class A Ordinary Shares. The underwriter can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriter may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriter must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing which could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the [Nasdaq/NYSE], in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on the [Nasdaq/NYSE] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action was taken in any jurisdiction (except in the U.S.) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp Taxes

If you purchase the Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions and expenses, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [Nasdaq/NYSE] listing fee, all amounts are estimates.

Estimates
SEC registration fee	$	[ ]
[Nasdaq/NYSE] listing fee		[ ]
FINRA filing fee		[ ]
Printing and engraving expenses		[ ]
Legal fees and expenses		[ ]
Accounting fees and expenses		[ ]
Miscellaneous		[ ]
Total	$	[ ]

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering.

LEGAL MATTERS

The Company is being represented by Jun He Law Offices LLC, with respect to legal matters of United States federal securities law. The validity of the Class A Ordinary Shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Ogier. The Company is being represented by Lawrence Chan & Co. with regard to Hong Kong law. The Company is being represented by Tian Yuan Law Firm LLP with regard to PRC law. Jun He Law Offices LLC may rely upon Ogier with respect to all matters governed by Cayman Islands law, may rely upon Lawrence Chan & Co. with respect to matters governed by Hong Kong law, and may rely upon Tian Yuan Law Firm LLP with respect to matters governed by PRC law. Ye & Associates, P.C., is acting as U.S. counsel for the Representative.

EXPERTS

The consolidated financial statements as of March 31, 2025 and 2024 included herein and in the registration statement have been so included in reliance on the report of Edward Associate CPA PLLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of Edward Associate CPA PLLC is located at 6800 Jericho Turnpike, Suite 120W, Syosset, New York 11791, USA.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form F-1 under the Securities Act for the Class A Ordinary Shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at https://www.merrytech.hk as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only. Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.report. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

GOLD STONE TECHNICAL INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gold Stone Technical Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Gold Stone Technical Inc and subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting. but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Edward Associate CPA PLLC

We have served as the Company’s auditor since 2025.

Syosset, New York
December 30, 2025

GOLD STONE TECHNICAL INC.
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND 2024

	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$447,412	$72,386
Accounts receivable, net	857,622	—
Advances to suppliers, net	—	4,246,010
Other receivables, net	—	29,262
Total current assets	1,305,034	4,347,658

Non-current assets:
Goodwill	2,003,433	1,991,657
Deferred tax assets	—	78,485
Deferred offering costs	30,426	—
Total non-current assets	2,033,859	2,070,142
Total assets	$3,338,893	$6,417,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$400,000	$723,151
Bonds payable	—	3,013,751
Advances from customers	—	769,343
Tax payable	107,354	—
Other payables	102,856	297,251
Amounts due to related parties	52,700	13,417
Total current liabilities	662,910	4,816,913
Total liabilities	662,910	4,816,913

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0001 par value per share, 25,000,000 shares issued and outstanding as of March 31, 2025 and 2024*	2,500	2,500
Class A ordinary shares (US$0.0001 par value; 450,000,000 A shares authorized, 20,000,000 shares issued and outstanding as of March 31, 2025 and 2024)	2,000	2,000
Class B ordinary shares (US$0.0001 par value; 50,000,000 B Shares authorized, 5,000,000 B Shares issued and outstanding as of March 31, 2025 and 2024)	500	500
Subscription receivables	(2,500)	(2,500)
Additional paid-in capital	2,004,644	2,004,644
Accumulated other comprehensive loss	(2,701)	(14,398)
Retained earnings (accumulated deficit)	674,040	(389,359)
Total shareholders’ equity	2,675,983	1,600,887
Total liabilities and shareholders’ equity	$3,338,893	$6,417,800

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 9.

See accompanying notes to consolidated financial statements.

GOLD STONE TECHNICAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2025 AND 2024

	2025	2024
Revenues	$4,670,554	$1,987,130
Cost of revenues	(3,050,913)	(1,197,010)
Gross Profit	1,619,641	790,120

Operating expenses:
Selling and marketing	(83,064)	—
General and administrative	(121,238)	(197,547)
Research and development	(5,537)	(31)
Total operating expenses	(209,839)	(197,578)

Income from operations	1,409,802	592,542

Other income (expenses):
Other income	13,335	6,615
Other expenses	(687)	(4,292)
Interest expenses	(173,061)	(282,666)
Total other expenses, net	(160,413)	(280,343)

Income before income taxes	1,249,389	312,199
Income taxes	(185,990)	(50,421)
Net income	1,063,399	261,778

Other comprehensive income
Foreign currency translation adjustment	11,697	3,583
Total comprehensive income	$1,075,096	$265,361

Earnings per share attributable to ordinary shareholders basic and diluted	0.04	0.01
Weighted average number of ordinary shares used in computing earnings per share basic and diluted*	25,000,000	25,000,000

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Notes 9.

See accompanying notes to consolidated financial statements.

GOLD STONE TECHNICAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED MARCH 31, 2025 AND 2024

	Ordinary Shares				Subscription receivables	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total
	Class A		Class B
	No. of Shares	Amount	No. of Shares	Amount
		$		$	$	$	$	$	$
Balance as of April 1, 2023	20,000,000	2,000	5,000,000	500	(2,500)	2,004,644	(17,981)	(651,137)	1,335,526
Foreign currency translation adjustments	—	—	—	—	—	—	3,583	—	3,583
Net income	—	—	—	—	—	—	—	261,778	261,778
Balance as of March 31, 2024	20,000,000	2,000	5,000,000	500	(2,500)	2,004,644	(14,398)	(389,359)	1,600,887
Net income	—	—	—	—	—	—	—	1,063,399	1,063,399
Foreign currency translation adjustments	—	—	—	—	—	—	11,697	—	11,697
Balance as of March 31, 2025	20,000,000	2,000	5,000,000	500	(2,500)	2,004,644	(2,701)	674,040	2,675,983

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 9.

See accompanying notes to consolidated financial statements.

GOLD STONE TECHNICAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2025 AND 2024

	2025	2024
Cash flows from operating activities:
Net income	$1,063,399	$261,778

Changes in operating assets and liabilities:
Accounts receivable	(856,180)	—
Other receivables	29,386	19,575
Advance to suppliers	4,263,936	(4,246,715)
Deferred tax assets	78,816	50,422
Accounts payable	(326,876)	723,271
Advances from customers	(772,591)	17,931
Amounts due to related parties	39,137	13,419
Other payables	(195,823)	109,520
Tax payable	107,174	—
Net cash from (used in) operating activities	3,430,378	(3,050,799)

Cash flows from financing activities:
Bonds payable (repayment)	(3,026,474)	3,014,252
Payments for deferred offering costs	(30,375)	—
Net cash provided by (used in) financing activities	(3,056,849)	3,014,252

Effect of exchange rate changes on cash and cash equivalents	1,497	(129)

Net increase (decrease) in cash and cash equivalents	375,026	(36,676)
Cash – Beginning of Year	72,386	109,062
Cash – End of Year	$447,412	$72,386

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Income taxes	—	—
Interest	454,708	—

See accompanying notes to consolidated financial statements.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(1) Organization and Business Background

Gold Stone Technical Inc. (the “Company” or the “Group”) is a holding company incorporated on February 10, 2025 in the Cayman Islands under the Cayman Islands Act as an exempted company with limited liability. The Company is a specialized provider of custom software solutions focused on algorithm development and big data processing, delivering intelligent technology services to drive digital transformation for clients across traditional finance, software technology, and digital marketing sectors. The Company is headquartered and has significant operations in Hong Kong.

As of the issuance date of this financial report, the details of subsidiaries are as follows. All subsidiaries are owned by the Company through equity investment. The Company does not have a variable interest entity structure.

Name	Date of Incorporation or Establishment	Place of Incorporation or Establishment	Percentage of Ownership	Principal Activity
Subsidiary:
Alpha Tech Innovations Ltd.	February 21, 2025	British Virgin Islands	100%	Investment holding
Merry International Technical Services (Hong Kong) Limited	August 17, 2018	Hong Kong	100%	Provide custom software solutions

Group reorganization

Our business was initially conducted through Merry International Technical Services (Hong Kong) Limited (“Merry HK”), which was incorporated on August 17, 2018 and historically owned as to 96% by Mr. Tang Chi Chung and 4% by Mr. Lam Sin Hang.

On December 12, 2022, Mr. Tang Chi Chung and Mr. Lam Sin Hang (collectively) acquired control of Merry HK from a third party for cash consideration of HK$10,000,000. Merry HK elected to apply pushdown accounting in its separate financial statements for this change-in-control event. Accordingly, Merry HK established a new basis of accounting as of the acquisition date by measuring the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and recognizing goodwill for the excess of the consideration over the net identifiable assets (liabilities).

Based on the purchase price allocation as of December 12, 2022, the fair value of the identifiable assets and liabilities of Merry HK resulted in a net liability position of HK$5,586,509, and goodwill of HK$15,586,509 was recognized as the residual amount. The pushdown adjustments, including the recognition of goodwill, were reflected through equity (additional paid-in capital/pushdown capital). This goodwill was recorded in Merry HK as a result of the pushdown election.

In preparation for the initial public offering and to establish an offshore holding company structure, the Company commenced a series of corporate reorganizations beginning in late 2024.

On November 26, 2024, Mr. Tang and Mr. Lam each established their respective British Virgin Islands holding companies, being Top Future Enterprises Ltd. and Arm Global Ventures Ltd., to serve as their investment vehicles for the reorganization. On February 10, 2025, Gold Stone Technical Inc. was incorporated in the Cayman Islands, with 96% of its shares issued to Top Future Enterprises Ltd. and 4% to Arm Global Ventures Ltd. Gold Stone Technical Inc. was designated to become the listing vehicle of our group.

On February 21, 2025, Gold Stone Technical Inc. incorporated Alpha Tech Innovations Ltd., a wholly-owned subsidiary in the British Virgin Islands, to function as the intermediate offshore holding entity. Following its establishment, Alpha Tech Innovations Ltd. became the sole shareholder of Merry International Technical Services (Hong Kong) Limited. As a result of this restructuring, Merry International Technical Services (Hong Kong) Limited became an indirect wholly-owned subsidiary of Gold Stone Technical Inc.

Upon completion of the reorganization, Mr. Tang and Mr. Lam hold their respective ownership interests in our group through Top Future Enterprises Ltd. and Arm Global Ventures Ltd., and our post-reorganization corporate structure consists of Gold Stone Technical Inc. as the ultimate parent company, Alpha Tech Innovations Ltd. as its intermediate offshore holding subsidiary, and Merry International Technical Services (Hong Kong) Limited as our operating entity.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(1) Organization and Business Background (cont.)

This reorganization was undertaken to establish a clear offshore shareholding structure and to prepare our group for the proposed initial public offering. After the reorganization, the Company’s corporate structure is as follow:

The consolidated balance sheets as of March 31, 2025 and 2024 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements (“CFS”).

According to ASC 850-50, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the previous consolidated financial statements.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in Notes 9.

Business and operation development

Merry International Technical Services (Hong Kong) Limited, established in August 2018, is a Hong Kong-based software service provider specializing in the implementation and optimization of intelligent algorithmic solutions. The company delivers customized software services tailored for clients in software development and integration for investment and digital marketing sectors.

Drawing on the extensive experience in implementing and optimizing clients’ algorithmic models, Merry HK provides innovative solutions that facilitate digital transformation, enhance operational efficiency, enable robust risk monitoring and controls, and support advanced analytical reporting. Merry HK’s approach emphasizes data governance, modeling,

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(1) Organization and Business Background (cont.)

and analytics, utilizing practical methodologies and established technologies to achieve complex business objectives. The core of the company business are customized implementation and optimization services that empower clients to efficiently manage and analyze large and varied databases, thereby supporting informed business decision-making.

Merry HK operates under a customized development model, delivering integrated software solutions and charging service fees based on development progress and client-acceptance milestones.

(2) Basis of Presentation and Significant Accounting Policies

Basis of consolidation

The CFS of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated on consolidation.

Going concern

The CFS of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business.

For the year ended March 31, 2024, the Company incurred negative cash flows from operating activities and had a working capital deficit as of March 31, 2024. These conditions required management to evaluate the Company’s ability to continue as a going concern in accordance with ASC 205-40.

In performing this evaluation, management considered the Company’s liquidity position and its ability to meet its obligations as they become due within one year after the issuance of these consolidated financial statements, including the Company’s improved operating performance and positive cash flows from operating activities during the year ended March 31, 2025, as well as the absence of any defaults or liquidity shortfalls during the periods presented.

Based on this evaluation, management concluded that there is no substantial doubt about the Company’s ability to continue as a going concern.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant items subject to such estimates and assumptions include, but not limited to, allowance for credit losses, estimated useful lives and impairment of long-live assets, and revenue recognition. Actual results could differ from these estimates.

Foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:

March 31, 2025	HKD7.7799 to US$1
March 31, 2024	HKD7.8259 to US$1

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Statement of income and cash flow items:

March 31, 2025	HKD7.7930 to US$1
March 31, 2024	HKD7.8246 to US$1

Fair value measurement

The accounting standards regarding fair value (“FV”) of financial instruments and related FV measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of FV measurements and enhance disclosure requirements for FV measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2 inputs to the valuation methodology include quoted prices, other than those included in Level 1 for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, short-term investments, accounts receivable, notes receivable, advances to suppliers, amount due from a related party, other receivables, bank loans, accounts payable, notes payable, advances from customers, amount due to related parties, dividend payable, tax payable, salary and welfare payable and other payables approximate their recorded values due to their short-term maturities.

Pushdown accounting

In connection with the change-in-control event of Merry HK on December 12, 2022, Merry HK elected to apply pushdown accounting in its separate financial statements. Accordingly, Merry HK established a new basis of accounting as of the acquisition date by measuring the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and recognizing goodwill as applicable, with the resulting adjustments reflected in equity (additional paid-in capital/pushdown capital). The election to apply pushdown accounting is irrevocable for this change-in-control event.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and at banks which are unrestricted as to withdrawal or use.

Accounts receivable, net

Accounts receivable are trade receivables from customers. The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. No allowance was required as of March 31, 2025 and 2024.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Advances to suppliers, net

Advances to suppliers consist of balances paid to suppliers for goods or services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. No allowance was required as of March 31, 2025 and 2024.

Deferred offering costs

Deferred offering costs primarily consist of legal costs. The costs that are incremental costs directly attributable to the initial public offering are deferred and will be charged to shareholder’s equity against the gross proceeds of the initial public offering at completion.

Other payables

Other payables mainly consist of audit fees and other service personnel expenses as well as other accrual and payable.

Related parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the years ended March 31, 2025 and 2024 and balances as of March 31, 2025 and 2024 are set out in Note 5.

Goodwill

Goodwill recognized by the Group originated from Merry HK’s election of pushdown accounting in connection with a change-in-control event. Upon a change in control (including control obtained by an individual), an acquiree may elect to apply pushdown accounting in its separate financial statements. The decision to apply pushdown accounting is made in the reporting period in which the change-in-control event occurs, and once applied, the election is irrevocable.

For transfers of net assets or exchanges of equity interests among entities under common control, the Group applies the guidance in ASC 805-50. In a common-control transaction, the receiving entity reflects the transferred assets and liabilities at the historical cost (carryover basis) of the parent/controlling shareholder, and any difference between proceeds transferred and the carrying amounts of the net assets received is recognized in equity (generally additional paid-in capital) rather than as goodwill. Accordingly, the Group’s goodwill balance is carried over as part of the historical accounts (including goodwill recognized through a pushdown accounting election, if applicable), and is not newly created solely as a result of a common-control reorganization.

Goodwill is not amortized and is tested for impairment in accordance with ASC 350. The Group performs an impairment assessment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group has a single reporting unit, which is the level at which goodwill is evaluated. The Group first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If necessary, the Group proceeds to a quantitative impairment test, which estimates the fair value of the reporting unit using valuation techniques such as discounted cash flow or market-based approaches. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized. If not, no impairment is recorded.

For business combinations that occur during the reporting period, the Group discloses the acquisition-date fair value of the consideration transferred, the major classes of consideration and the amount of goodwill recognized

The Group did not recognize any goodwill impairment during the periods presented.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Revenue recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenues principally from Implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions and revenue from contracts with customers is recognized using the following five steps:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-19 through 22 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

The Company currently generates its revenues from the following main sources:

a. Implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions

Revenue from intelligent algorithm service solutions primarily consists of customized software development and data-driven technology solutions. The company provide comprehensive and technologically advanced solution to optimize clients’ algorithms that are designed to optimize business performance while managing risk effectively. The customized implementation and optimization of intelligent algorithm solutions enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making, dividing clients’ requirements into manageable sets of operational instructions to ensure prompt and structured processing according to predefined client standards and schedules; overseeing and managing risks in clients’ operations, and relaying information back to their internal systems for additional governance measures; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements; as well as creating information exchange and transformation hubs to link diverse client systems.

The customized services enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making. The intelligent data processing solutions encompass the handling, labeling, filtering, and merging of extensive data collections; establishing secure access and linkage controls for clients’ systems to retrieve the refined data repository; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements.

The Company enters into service agreements with customers that define the technical specifications, development scope, service milestones, and pricing terms. The Company’s contracts for intelligent algorithm service solutions typically include the delivery of multiple software modules. In identifying performance obligations, the Company first evaluates the promised goods or services under ASC 606-10-25-16 through 18. Each software module, as defined by the technical specifications in the contract, represents a promise to transfer a developed asset or good to the customer. According to ASC 606-10-25-14 and 15, the Company identifies each module as a distinct performance obligation. Each module satisfies the capable of being distinct criterion because the customer can benefit from its specific functionality on its own. Furthermore, applying the factors in ASC 606-10-25-19 though 22, the Company concludes that the promises are separately identifiable within the context of the contract. Specifically, the Company does not provide a significant integration service, nor do the modules significantly modify each other. Each module is specified, delivered, and accepted independently via a formal settlement report, signifying the transfer of control.

The fixed transaction price for the identified performance obligations based on the software modules is explicitly stated in the contract with no discounts, refunds, penalties, or other similar items. Accordingly, the Company determines that its contracts do not contain variable consideration, and there are no significant estimates involved in determining the transaction price. The Company’s payment terms generally require settlement within 90 days of customer acceptance.

Revenue is recognized for each performance obligation at a point in time when the related software module or functional component is delivered and accepted by the customer, which is evidenced by the completion of contractual testing procedures and the issuance of a customer acceptance or testing confirmation.

Control of each performance obligation is transferred to the customer upon acceptance, at which point the customer obtains the ability to use the delivered module or component and derives the benefits from it. Accordingly, the Company does not recognize revenue over time for these arrangements. For the years ended March 31, 2025 and 2024, total revenues were $4,670,554 and $1,987,130, respectively. All of the revenues were derived from a single revenue stream, which is intelligent algorithm service solutions.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Contract balance

A contract asset is recognized when the Company has a contractual right to consideration for both completed and partially completed performance obligations that have not yet been invoiced. There was no outstanding balance in contract assets as of March 31, 2025 and 2024.

A contract liability is recognized when the Company has received customer payments in advance of our satisfaction of a performance obligation under a contract that is cancellable. There was no outstanding balance in contract liabilities as of March 31, 2025 and 2024.

Cost of revenues

a.      Cost of technical service

Cost of technology service fees include amounts paid to third-party service providers for outsourced software development, data-processing support, cloud-infrastructure services, and other technical resources directly required for the delivery of the Company’s customized technology solutions.

b.      Labor costs and consulting fees

Labor and consulting costs consist of salaries, direct and indirect labor expenses, employee benefits for technical personnel, and fees paid to consultants who contribute to software development, algorithm design, and system-integration projects.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefit for sales personnel.

General and administrative expenses

General and administrative expenses consist of salaries and benefit for administrative personnel and management, depreciation expenses, utilities, start-up costs and expenses related to general operations.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of R&D projects, including Alibaba Cloud server. Research and development costs are expensed as incurred in accordance with ASC 730.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by the Company and subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

The Company follows ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Earnings per share

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2025 and 2024.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if the Company determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This update enhances the requirements for reportable segment disclosures by mandating the disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included in each segment’s reported profit or loss measure. Additionally, the ASU requires disclosure of the CODM’s title and role, along with a description of how the CODM utilizes the reported segment profit or loss measures to evaluate segment performance and make resource allocation decisions. The ASU is effective for annual reporting periods beginning after December 15, 2023, and for interim periods within fiscal years starting after December 15,

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

2024. Its adoption must be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU on March 31, 2024, and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

(3) Accounts receivable, net

Accounts receivable, net consisted of the following March 31, 2025 and 2024:

	2025	2024
Accounts receivable	$857,622	$—
Total accounts receivable, net	$857,622	$—

(4) Advances to suppliers, net

Advances to suppliers consisted of the following as of March 31, 2025 and 2024:

	2025	2024
Advances to suppliers	$—	$3,301,729
Prepaid service	—	944,281
Total advances to suppliers, net	$—	$4,246,010

On August 15, 2023, the Company entered into an acquisition intention agreement pursuant to which the parties contemplated a transaction involving specified business licenses and related operating arrangements, with a contemplated consideration of US$3,300,000. On August 16, 2023 and September 15, 2023, the Company paid HK$2,349,000 (approximately US$300,157) and HK$23,490,000 (approximately US$3,001,572), respectively. The difference between the consideration stipulated in the agreement and the carrying amount as of March 31, 2024 was primarily attributable to foreign currency translation.

The Company subsequently entered into a termination agreement on November 23, 2023 to terminate the contemplated transaction, and the related refund was fully received in December 2024.

(5) Related party transactions

The following is a list of related parties which the Company has balances and transactions with:

Name	Relationship
Zhong Zhucheng	CEO and Director of the Company
Hui Sai Wa	COO and Director of the Company
Tang Chi Chung	Chairman of the Board, CTO and Director of the Company

Prior to the formal appointments as key management personnel, the Company engaged Mr. Tang Chi Chung, Mr. Hui Sai Wa, and Mr. Zhong Zhucheng to provide consultancy and advisory services from January 2024. Mr. Tang Chi Chung and Mr. Hui Sai Wa were subsequently appointed as Chief Technology Officer on November 4, 2024 and Chief Operating Officer on November 7, 2024, respectively. Mr. Zhong Zhucheng was appointed as Chief Executive Officer on March 1, 2025.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(5) Related party transactions (cont.)

During their consultancy periods, the Company should pay professional fees of HKD 10,000 per month to each of Mr. Tang Chi Chung and Mr. Hui Sai Wa, and HKD 15,000 per month to Mr. Zhong Zhucheng. These transactions are considered related party transactions as the consultants subsequently became members of the Company’s key management personnel. As of March 31, 2025 and 2024, the balances of amounts due to related parties were as follows:

a.      Amounts due to related parties

	2025	2024
Zhong Zhucheng	$26,992	$5,751
Tang Chi Chung	12,854	3,833
Hui Sai Wa	12,854	3,833
Total amounts due to related parties	$52,700	$13,417

b.      Related party transactions

The following are the related party transactions for the years ended March 31, 2024 and 2025:

	Description	2025	2024
Zhong Zhucheng	Consultancy fees	$21,173	$5,751
Tang Chi Chung	Consultancy fees	8,982	3,834
Hui Sai Wa	Consultancy fees	8,982	3,834
Total		$39,137	$13,419

(6) Goodwill

The Group’s goodwill relates to Merry HK’s election of pushdown accounting in connection with the December 12, 2022 change-in-control event. Upon the pushdown election, Merry HK established a new basis of accounting in its separate financial statements as of the acquisition date, including the recognition of goodwill as the residual amount. The Group’s subsequent offshore reorganization among entities under common control did not result in the recognition of new goodwill; the consolidated financial statements reflect the carryover of Merry HK’s historical goodwill balance as part of the common-control reporting entity.

Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or circumstances indicate that it is more likely than not that the carrying amount may not be recoverable. The Group has a single reporting unit, which is also the level at which goodwill is evaluated for impairment.

In performing the goodwill impairment test, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the qualitative assessment indicates potential impairment, the Group performs a quantitative impairment test.

As of March 31, 2024 and 2025, the Group did not identify any indicators of impairment, and the qualitative assessment did not indicate that the fair value of the reporting unit was less than its carrying amount. Accordingly, no goodwill impairment was recognized in any of the periods presented.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(6) Goodwill (cont.)

For the years ended March 31, 2025 and 2024, the change in goodwill is as follows:

	2025	2024
Opening net book amount	$1,991,657	$1,985,568
Exchange differences	11,776	6,089
Closing net book amount	$2,003,433	$1,991,657

As of March 31, 2024 and 2025
Accumulated impairment	—	—
Net book amount	$2,003,433	$1,991,657

Supplemental acquisition-date fair value information used for pushdown accounting (December 12, 2022)

(a)     Acquisition-date fair value of identifiable assets and liabilities

Fair value at acquisition date
HKD
Identifiable assets
Deposit and prepayment	382,681
Other receivables*	25,003,418
Amount due from related company	713,120
Cash	470,622
Total identifiable assets	26,569,841

Identifiable liabilities
Other payables*	25,108,746
Receipt in advance	7,032,797
Accruals	14,807
Total Identifiable liabilities	32,156,350

Net identifiable assets (liabilities)	(5,586,509)

____________

*        As of the acquisition date, the Other receivables and Other payables consisted of both trading and non-trading balances outstanding between Merry HK and certain third-parties and a related party. The non-trading balances were HK$24,126,334 on both sides and, through certain arrangements, these reciprocal balances offset each other by the end of March 2023. The Company measured these receivables and payables at their fair value at the acquisition date. All balances of other receivables were fully settled by March 31, 2023, and all balances of other payables were settled by November 30, 2023.

(b)    Goodwill calculation (residual) — pushdown accounting

Amount
HKD
Consideration transferred (cash)	10,000,000
Less: Net identifiable assets (liabilities) at fair value (from (a))	(5,586,509)
Goodwill (residual)	15,586,509

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(7) Deferred offering costs

Deferred offering costs consisted the following as of March 31, 2025 and 2024:

	2025	2024
IPO Legal fees	$30,426	$—
Total deferred offering costs	$30,426	$—

(8) Bonds payable

Bonds payable consisted the following as of March 31, 2025 and 2024:

	2025	2024
Bonds payable	$—	$3,013,751
Total bonds payable	$—	$3,013,751

On August 14, 2023, the Company entered into a bond subscription with JinYi Capital Multi-Strategy Fund SPC Ltd.-SMA SP Fund which was due on July 14, 2024 of US$1,396,030 with interest of 15%. On September 6, 2023, the Company entered into another bond subscription with JinYi Capital Multi-Strategy Fund SPC Ltd.-SMA SP Fund which was due on July 6, 2024 of US$1,616,142 with interest of 16%.

Interest expense for the above bonds for the years ended March 31, 2025 and 2024 were to $173,061 and $282,666, respectively.

(9) Shareholders’ equity

Ordinary share

The Company was incorporated in the Cayman Islands on February 10, 2025 as a holding company in connection with the Group’s proposed initial public offering. At incorporation, Gold Stone’s authorized share capital was US$500,000, divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, each with a par value of US$0.0001.

Upon incorporation, Gold Stone issued 800,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares. Of these shares, 760,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares were issued to Top Future Enterprises Ltd., representing 96% of the issued and outstanding shares at that time, and 40,000 Class A Ordinary Shares were issued to Arm Global Ventures Ltd., representing the remaining 4%.

On November 25, 2025, the Company issued an additional 24,000,000 ordinary shares to its existing shareholders for consideration at par value, consisting of 18,240,000 Class A Ordinary Shares and 4,800,000 Class B Ordinary Shares issued to Top Future Enterprises Ltd., and 960,000 Class A Ordinary Shares issued to Arm Global Ventures Ltd.

As of the date of this prospectus, 20,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are issued and outstanding.

The Company executed a series of reorganizational transactions in order to initiate a public offering of its ordinary shares, resulting in the retroactive restatement of 25,000,000 outstanding ordinary shares from the beginning of the first presented period.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(10) Earnings per share

Additional paid-in capital

As of March 31, 2025 and March 31, 2024, the Group’s APIC consisted solely of pushdown capital carried over from Merry HK’s election of pushdown accounting in connection with the December 12, 2022 change-in-control event. The pushdown capital recorded in equity was HK$15,586,509, which was translated at the acquisition-date exchange rate into US$2,004,644 for presentation in the consolidated financial statements. There were no additional capital contributions, share premium movements, or other APIC transactions during the periods presented. See Note 6 for supplemental acquisition-date fair value information used for pushdown accounting and the related goodwill recognized.

The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group for the years ended March 31, 2025 and 2024 is based on the following data:

Net income

	2025	2024
Net income for the purpose of basic and diluted earnings	$1,063,399	$261,778

Number of shares

	2025	2024
Weighted average number of ordinary shares for the purpose of basic earnings per share	25,000,000	25,000,000

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2025 and 2024.

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2025 and 2024:

	2025	2024
Numerator:
Allocation of undistributed net income	$1,063,399	$261,778
Denominator:
Weighted average shares	25,000,000	25,000,000
Basic and diluted earnings per share	0.04	0.01

(11) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiary in China. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

The Company’s Hong Kong subsidiary is subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable Hong Kong profits tax rate was 16.5% and 16.5% of the estimated assessable profit for the years ended March 31, 2025 and 2024

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(11) Income taxes (cont.)

respectively. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In other words, within a group of connected entities, only one entity can enjoy the two-tiered profits tax rates.

Significant components of the income tax expense for the years ended March 31, 2025 and 2024 were as follows:

	2025	2024
Current tax expense – Hong Kong	$107,174	$—
Deferred tax expense – Hong Kong	78,816	50,421
Total income tax expense	$185,990	$50,421

For the year ended March 31, 2024, no provision for current income tax has been made as the Company’s taxable income was fully utilized against tax losses carryforwards from prior years.

During the years ended March 31, 2025 and 2024, the effective income tax rate was estimated by the Company to be 14.9% and 16.2%, respectively.

Deferred tax

As of March 31, 2025 and 2024, the components of the deferred tax assets and deferred tax liabilities were summarized below:

	2025	2024
Deferred tax assets:
Net operating losses carry forwards	$—	$78,485
Total deferred tax assets	$—	$78,485

Uncertain tax positions

The Company evaluates uncertain tax position including the potential application of interest and penalties based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Tax payable consisted of the following as of March 31, 2025 and 2024:

	2025	2024
Income tax payable – Hong Kong	$107,354	$—
Total	$107,354	$—

(12) Segment reporting

The Company mainly operates its business in the intelligent algorithm service solutions and solely within Hong Kong. Accordingly, the management has determined that the Company only has one reportable segment.

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM uses net income as the primary segment measure to evaluate the Company’s financial performance and to make decisions regarding the allocation of resources. While the CODM also reviews Gross Margin to monitor operational efficiency and pricing strategies at the service level, net income serves as the comprehensive metric for assessing the performance of the Company as a whole.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(12) Segment reporting (cont.)

The Company’s segment report for the years ended March 31, 2025 and 2024 were as follows:

	2025	2024
Revenues	$4,670,554	$1,987,130
Cost of revenues:
Technical service cost	(2,816,736)	(1,193,176)
Direct labor cost	(225,195)	—
Consultant fee	(8,982)	(3,834)
Gross Profit	1,619,641	790,120

Gross margin	34.7%	39.8%

Salaries and wages	(132,733)	(54,427)
Professional service fee	(48,703)	(20,570)
Other segment items	(15,755)	(120,258)
Interest expenses	(173,061)	(282,666)
Income tax expense	(185,990)	(50,421)
Net income	$1,063,399	$261,778

Other segment items included in segment net income includes lease expenses, operation related sundry expenses, and foreign currency exchange gains and losses.

As the Company operates as a single reportable segment, the segment assets are the same as the total assets reported on the consolidated balance sheets.

(13) Risks and uncertainties

Customer concentration risk

For the years ended March 31, 2025 and 2024, top five customers were as below:

	2025		2024
Customer	$	% of total revenues	$	% of total revenues
Customer A	402,348	8.61%	639,010	32.16%
Customer B	—	—%	635,619	31.99%
Customer C	952,958	20.40%	392,479	19.75%
Customer D	—	—	191,703	9.65%
Customer E	400,806	8.58%	45,901	2.31%
Customer F	1,497,671	32.07%	—	—%
Customer G	622,447	13.33%	—	—%

Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(13) Risks and uncertainties (cont.)

For the years ended March 31, 2025 and 2024, customers in terms of gross accounts receivable were as below:

	2025		2024
Customer	$	% of gross accounts receivable	$	% of gross accounts receivable
Customer C	450,000	52.47%	—	—%
Customer A	220,000	25.65%	—	—%
Customer G	180,000	20.99%	—	—%

Supplier concentration risk

For the years ended March 31, 2025 and 2024, purchases from the top five suppliers were as below:

	2025		2024
Supplier	$	% of total purchases	$	% of total purchases
Supplier A	646,093	22.94%	768,002	64.37%
Supplier B	949,570	33.71%	425,175	35.63%
Supplier C	814,297	28.91%	—	—%
Supplier D	320,801	11.39%	—	—%
Supplier E	85,975	3.05%	—	—%

As of March 31, 2025 and 2024, suppliers in terms of gross accounts payable were as below:

	2025		2024
Supplier	$	% of gross accounts payable	$	% of gross accounts payable
Supplier A	—	—%	723,151	100.00%
Supplier C	400,000	100%	—	—%

Credit risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable, amount due from related parties and other receivables (exclude prepayments) and cash and cash equivalents presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company had to fixed interest rates for the bonds for the years ended March 31, 2025 and 2024, so the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

GOLD STONE TECHNICAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2025 AND 2024

(13) Risks and uncertainties (cont.)

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

(14) Commitment and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are not any other known commitments or contingencies as of March 31, 2025 and 2024.

(15) Subsequent events

The Company has assessed all events from March 31, 2025, up through December 30, 2025, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

GOLD STONE TECHNICAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025

	September 30, 2025	March 31, 2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$146,562	$447,412
Accounts receivable, net	2,348,121	857,622
Prepayment and other receivables, net	92,190	—
Total current assets	2,586,873	1,305,034

Non-current assets:
Right-of-use assets, net	23,506	—
Goodwill	2,003,176	2,003,433
Deferred offering costs	201,352	30,426
Total non-current assets	2,228,034	2,033,859
Total assets	$4,814,907	$3,338,893

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$820,000	$400,000
Tax payable	267,736	107,354
Other payables	98,003	102,856
Amounts due to related parties	52,693	52,700
Operating lease liabilities, current	14,623	—
Total current liabilities	1,253,055	662,910

Non-current liabilities:
Operating lease liabilities, non-current	7,597	—
Deferred tax liabilities, net	212	—
Total non-current liabilities	7,809	—
Total liabilities	1,260,864	662,910

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0001 par value per share, 25,000,000 shares issued and outstanding*	2,500	2,500
Class A ordinary shares (US$ 0.0001 par value; 450,000,000 A shares authorized, 20,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025)	2,000	2,000
Class B ordinary shares (US$0.0001 par value; 50,000,000 B Shares authorized, 5,000,000 B Shares issued and outstanding as of September 30, 2025 and March 31, 2025)	500	500
Subscription receivables	(2,500)	(2,500)
Additional paid-in capital	2,004,644	2,004,644
Accumulated other comprehensive income (loss)	288	(2,701)
Retained earnings	1,549,111	674,040
Total shareholders’ equity	3,554,043	2,675,983
Total liabilities and shareholders’ equity	$4,814,907	$3,338,893

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 9.

See accompanying notes to condensed consolidated financial statements.

GOLD STONE TECHNICAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Unaudited)

	2025	2024
Revenues	$2,787,775	$1,758,192
Cost of revenues	(1,172,687)	(1,609,805)
Gross Profit	1,615,088	148,387

Operating expenses:
Selling and marketing	(316,039)	—
General and administrative	(262,557)	(20,325)
Research and development	—	(3,002)
Total operating expenses	(578,596)	(23,327)

Income from operations	1,036,492	125,060

Other income (expenses):
Other income	241	834
Other expenses	(1,692)	(19,147)
Interest expenses	—	(158,540)
Total other expenses, net	(1,451)	(176,853)

Income (loss) before income tax	1,035,041	(51,793)
Income tax benefit (expense)	(159,970)	59,209
Net income	875,071	7,416

Other comprehensive income
Foreign currency translation adjustment	2,989	11,987
Total comprehensive income	$878,060	$19,403

Earnings per share attributable to ordinary shareholders basic and diluted	0.04	—
Weighted average number of ordinary shares used in computing earnings per share basic and diluted*	25,000,000	25,000,000

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Notes 9.

See accompanying notes to condensed consolidated financial statements.

GOLD STONE TECHNICAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Ordinary Shares				Subscription receivables	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total
	Class A		Class B
	No. of Shares	Amount	No. of Shares	Amount
		$		$	$	$	$	$	$
Balance as of March 31, 2024	20,000,000	2,000	5,000,000	500	(2,500)	2,004,644	(14,398)	(389,359)	1,600,887
Net income	—	—	—	—	—	—	—	7,416	7,416
Foreign currency translation adjustments	—	—	—	—	—	—	11,987		11,987
Balance as of September 30, 2024	20,000,000	2,000	5,000,000	500	(2,500)	2,004,644	(2,411)	(381,943)	1,620,290

Balance as of March 31, 2025	20,000,000	2,000	5,000,000	500	(2,500)	2,004,644	(2,701)	674,040	2,675,983
Net income	—	—	—	—	—	—	—	875,071	875,071
Foreign currency translation adjustments	—	—	—	—	—	—	2,989	—	2,989
Balance as of September 30, 2025	20,000,000	2,000	5,000,000	500	(2,500)	2,004,644	288	1,549,111	3,554,043

____________

*        Giving retroactive effect to the issuance of ordinary shares effected which are detailed in Note 9.

See accompanying notes to condensed consolidated financial statements.

GOLD STONE TECHNICAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Unaudited)

	2025	2024
Cash flows from operating activities:		—
Net income	$875,071	7,416

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of right-of-use-asset	5,852	—
Deferred tax expenses (benefits)	211	(59,209)
Changes in operating assets and liabilities:
Accounts receivable	(1,484,694)	—
Prepayment and other receivables	(91,824)	29,322
Advance to suppliers	—	1,567,968
Accounts payable	418,385	(190,933)
Advances from customers	—	276,048
Amounts due to related parties	—	(13,447)
Other payables	(4,821)	1,334,793
Tax payable	159,760	—
Operating lease liabilities	(7,133)
Net cash (used in)/provided by operating activities	(129,193)	2,951,958

Cash flows used in financing activities:
Repayment of bonds payable	—	(3,020,505)
Payments for deferred offering costs	(170,252)	—
Net cash used in financing activities	(170,252)	(3,020,505)

Effect of exchange rate changes on cash and cash equivalents	(1,405)	470

Net decrease in cash and cash equivalents	(300,850)	(68,077)
Cash – Beginning of Period	447,412	72,386
Cash – End of Period	$146,562	$4,309

Supplemental disclosure of cash flow Information
Cash paid during the period for:
Interest	—	214,767

Supplemental disclosure of non-cash flow information
Obtaining right-of-use assets in exchange for operating lease liabilities	27,985	—

See accompanying notes to condensed consolidated financial statements.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(1) Organization and Business Background

Gold Stone Technical Inc. (the “Company” or the “Group”) is a holding company incorporated on February 10, 2025 in the Cayman Islands under the Cayman Islands Act as an exempted company with limited liability. The Company is a specialized provider of custom software solutions focused on algorithm development and big data processing, delivering intelligent technology services to drive digital transformation for clients across traditional finance, software technology, and digital marketing sectors. The Company is headquartered and has significant operations in Hong Kong.

As of the issuance date of this financial report, the details of subsidiaries are as follows. All subsidiaries are owned by the Company through equity investment. The Company does not have a variable interest entity structure.

Name	Date of Incorporation or Establishment	Place of Incorporation or Establishment	Percentage of Ownership	Principal Activity
Subsidiary:
Alpha Tech Innovations Ltd.	February 21, 2025	British Virgin Islands	100%	Investment holding
Merry International Technical Services (Hong Kong) Limited	August 17, 2018	Hong Kong	100%	Provide custom software solutions

Group reorganization

The Company’s business was initially conducted through Merry International Technical Services (Hong Kong) Limited (“Merry HK”), which was incorporated on August 17, 2018. Prior to December 12, 2022, Merry HK was owned by Goldman Global Investment Holding Ltd.

On December 12, 2022, Mr. Tang Chi Chung and Mr. Lam Sin Hang collectively acquired control of Merry HK from Goldman Global Investment Holding Ltd. for cash consideration of HK$10,000,000. Merry HK elected to apply pushdown accounting in its separate financial statements for this change-in-control event. Accordingly, Merry HK established a new basis of accounting as of the acquisition date by measuring the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and recognizing goodwill for the excess of the consideration over the net identifiable assets (liabilities).

Based on the purchase price allocation as of December 12, 2022, the fair value of the identifiable assets and liabilities of Merry HK resulted in a net liability position of HK$5,586,509, and goodwill of HK$15,586,509 was recognized as the residual amount. The pushdown adjustments, including the recognition of goodwill, were reflected through equity (additional paid-in capital/pushdown capital). This goodwill was recorded in Merry HK as a result of the pushdown election.

In preparation for the initial public offering and to establish an offshore holding company structure, the Company commenced a series of corporate reorganizations beginning in late 2024.

On November 26, 2024, Mr. Tang and Mr. Lam each established their respective British Virgin Islands holding companies, being Top Future Enterprises Ltd. and Arm Global Ventures Ltd., to serve as their investment vehicles for the reorganization. On February 10, 2025, Gold Stone Technical Inc. was incorporated in the Cayman Islands, with 96% of its shares issued to Top Future Enterprises Ltd. and 4% to Arm Global Ventures Ltd. Gold Stone Technical Inc. designated to become the listing vehicle of our group.

On February 21, 2025, Gold Stone Technical Inc. incorporated Alpha Tech Innovations Ltd., a wholly-owned subsidiary in the British Virgin Islands, to function as the intermediate offshore holding entity. Following its establishment, Alpha Tech Innovations Ltd. became the sole shareholder of Merry International Technical Services (Hong Kong) Limited. As a result of this restructuring, Merry International Technical Services (Hong Kong) Limited became an indirect wholly-owned subsidiary of Gold Stone Technical Inc.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(1) Organization and Business Background (cont.)

Upon completion of the reorganization, Mr. Tang and Mr. Lam hold their respective ownership interests in the group through Top Future Enterprises Ltd. and Arm Global Ventures Ltd., and the post-reorganization corporate structure consists of Gold Stone Technical Inc. as the ultimate parent company, Alpha Tech Innovations Ltd. as its intermediate offshore holding subsidiary, and Merry International Technical Services (Hong Kong) Limited as our operating entity.

This reorganization was undertaken to establish a clear offshore shareholding structure and to prepare the group for the proposed initial public offering. After the reorganization, the Company’s corporate structure is as follow:

The consolidated balance sheets as of September 30, 2025 and March 31, 2025 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated as of the relevant balance sheet date as if the current group structure had been in existence based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements (“CFS”).

In accordance with ASC 805-50, the assets and liabilities transferred in a transaction between entities under common control are recognized by the receiving entity at the historical carrying amounts recorded in the accounts of the transferring entity as of the date of transfer. For presentation purposes, the accompanying consolidated financial statements have been retrospectively adjusted as if the reorganization had occurred at the beginning of the earliest period presented, since the entities were under common control throughout all periods presented. In accordance with ASC 805-50, the assets and liabilities transferred in a transaction between entities under common control are recognized by the receiving entity at the historical carrying amounts recorded in the accounts of the transferring entity as of the date of transfer. For presentation purposes, the accompanying consolidated financial statements have been retrospectively adjusted as if the reorganization had occurred at the beginning of the earliest period presented, since the entities were under common control throughout all periods presented. According to ASC 805-50, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their historical

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(1) Organization and Business Background (cont.)

carrying amounts in the accounts of the transferring entity. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the previous consolidated financial statements.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in Notes 9.

Business and operation development

Merry International Technical Services (Hong Kong) Limited, established in August 2018, is a Hong Kong-based software service provider specializing in the implementation and optimization of intelligent algorithmic solutions. The company delivers customized software services tailored for clients in software development and integration for investment and digital marketing sectors.

Drawing on the extensive experience in implementing and optimizing clients’ algorithmic models, Merry HK provides innovative solutions that facilitate digital transformation, enhance operational efficiency, enable robust risk monitoring and controls, and support advanced analytical reporting. Merry HK’s approach emphasizes data governance, modeling, and analytics, utilizing practical methodologies and established technologies to achieve complex business objectives. The core of the company business are customized implementation and optimization services that empower clients to efficiently manage and analyze large and varied databases, thereby supporting informed business decision-making.

Merry HK operates under a customized development model, delivering integrated software solutions and charging service fees based on development progress and client-acceptance milestones.

(2) Basis of Presentation and Significant Accounting Policies

Basis of consolidation

The CFS of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated on consolidation.

Liquidity and Going concern

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business. In accordance with ASC 205-40, management regularly evaluates the Company’s ability to continue as a going concern. As part of this assessment, management considered the negative cash flows from operating activities for the six months ended September 30, 2025, which were primarily attributable to an increase in accounts receivable and other normal working capital fluctuations.

In evaluating the Company’s ability to meet its obligations as they become due within one year after the date these financial statements are issued, management considered various favorable and mitigating factors. These include the Company’s positive net income generated during the six months ended September 30, 2025, its historical ability to generate positive cash flows from operations which demonstrated in the six months ended September 30, 2024, and the absence of any defaults or significant liquidity shortfalls during the periods presented.

Based on this evaluation, management concluded that there is no substantial doubt about the Company’s ability to continue as a going concern.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant items subject to such estimates and assumptions include, but not limited to, allowance for credit losses, estimated useful lives and impairment of long-live assets, and revenue recognition. Actual results could differ from these estimates.

Foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:

September 30, 2025	HKD7.7809 to US$1
September 30, 2024	HKD7.7693 to US$1

Statement of income and cash flow items:

September 30, 2025	HKD7.8119 to US$1
September 30, 2024	HKD7.8084 to US$1

Fair value measurement

The accounting standards regarding fair value (“FV”) of financial instruments and related FV measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of FV measurements and enhance disclosure requirements for FV measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2 inputs to the valuation methodology include quoted prices, other than those included in Level 1 for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable, amount due to related parties, dividend payable, tax payable, salary and welfare payable and other payables approximate their recorded values due to their short-term maturities.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Pushdown accounting

In connection with the change-in-control event of Merry HK on December 12, 2022, Merry HK elected to apply pushdown accounting in its separate financial statements. Accordingly, Merry HK established a new basis of accounting as of the acquisition date by measuring the identifiable assets acquired and liabilities assumed at their acquisition-date fair values and recognizing goodwill as applicable, with the resulting adjustments reflected in equity (additional paid-in capital/pushdown capital). The election to apply pushdown accounting is irrevocable for this change-in-control event.

Cash and cash equivalents

Cash and cash equivalents represent cash at banks which are unrestricted as to withdrawal or use. As of March 31, 2025 and September 30, 2025, there is no cash equivalents.

Accounts receivable and allowance for current expected credit losses

Accounts receivable are trade receivables from customers and primarily represent amounts billed for customized software services that have been delivered and accepted by customers. Accounts receivable are unsecured and non-interest bearing. Accounts receivable are generally due within 180 days after customer acceptance, as specified in the relevant customer contracts. The Company considers an accounts receivable balance past due when payment has not been received by the contractual due date.

The Company evaluates the collectability of accounts receivable in accordance with ASC 326, Financial Instruments — Credit Losses. The Company estimates expected credit losses based on relevant available information, including historical collection experience, aging of receivables, customer-specific credit risk, payment history, subsequent collections, current economic conditions, and reasonable and supportable forecasts of future economic conditions, as applicable. The Company also evaluates accounts receivable on an individual basis when specific information indicates that a customer may be unable to meet its financial obligations, considering factors such as the customer’s financial condition, creditworthiness, payment history, aging of the receivable, and subsequent collection experience.

Accounts receivable are written off against the allowance for expected credit losses when the Company determines that the balance is no longer collectible after all reasonable collection efforts have been exhausted. To the extent that the write-off exceeds the related allowance previously established, the excess is recognized as credit loss expense in the period of write-off. Subsequent recoveries of amounts previously written off are recognized as a reduction of credit loss expense when received.

Deferred offering costs

Deferred offering costs primarily consist of legal costs. The costs that are incremental costs directly attributable to the initial public offering are deferred and will be charged to shareholder’s equity against the gross proceeds of the initial public offering at completion.

Other payables

Other payables mainly consist of audit fees and other service personnel expenses as well as other accrual and payable.

Related parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Further, information regarding material related party transactions is disclosed in accordance with ASC 855 and Rule 4-08 of Regulation S-X.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Leases

Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no finance leases.

The Company follows ASC 842, “Leases” (“ASC 842”). Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Goodwill

Goodwill recognized by the Group originated from Merry HK’s election of pushdown accounting in connection with a change-in-control event. Upon a change in control (including control obtained by an individual), an acquiree may elect to apply pushdown accounting in its separate financial statements. The decision to apply pushdown accounting is made in the reporting period in which the change-in-control event occurs, and once applied, the election is irrevocable.

For transfers of net assets or exchanges of equity interests among entities under common control, the Group applies the guidance in ASC 805-50. In a common-control transaction, the receiving entity reflects the transferred assets and liabilities at the historical cost (carryover basis) of the parent/controlling shareholder, and any difference between proceeds transferred and the carrying amounts of the net assets received is recognized in equity (generally additional paid-in capital) rather than as goodwill. Accordingly, the Group’s goodwill balance is carried over as part of the historical accounts (including goodwill recognized through a pushdown accounting election, if applicable), and is not newly created solely as a result of a common-control reorganization.

Goodwill is not amortized and is tested for impairment in accordance with ASC 350. The Group performs an impairment assessment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group has a single reporting unit, which is the level at which goodwill is evaluated. The Group first performs a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If necessary, the Group proceeds to a quantitative impairment test, which estimates the fair value of the reporting unit using valuation techniques such as discounted cash flow or market-based approaches. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized. If not, no impairment is recorded.

For business combinations that occur during the reporting period, the Group discloses the acquisition-date fair value of the consideration transferred, the major classes of consideration and the amount of goodwill recognized

The Group did not recognize any goodwill impairment during the periods presented.

Revenue recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenues principally from Implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions is recognized using the following five steps:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-19 through 22 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the satisfaction of the performance obligations. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenues from a single source:

a. Implementation and Optimization of Intelligent Algorithm Solutions and Intelligent Data Processing Software Solutions

Revenue from intelligent algorithm service solutions primarily consists of customized software development and data-driven technology solutions. The company provide comprehensive and technologically advanced solution to optimize clients’ algorithms that are designed to optimize business performance while managing risk effectively. The customized implementation and optimization of intelligent algorithm solutions enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making, dividing clients’ requirements into manageable sets of operational instructions to ensure prompt and structured processing according to predefined client standards and schedules; overseeing and managing risks in clients’ operations, and relaying information back to their

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

internal systems for additional governance measures; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements; as well as creating information exchange and transformation hubs to link diverse client systems.

The customized services enable clients to efficiently manage and analyze large and varied databases, supporting business decision-making. The intelligent data processing solutions encompass the handling, labeling, filtering, and merging of extensive data collections; establishing secure access and linkage controls for clients’ systems to retrieve the refined data repository; generating reports and suggestions for potential improvements in client operations using intelligent algorithms and established performance metrics to foster ongoing advancements.

The Company enters into service agreements with customers that define the technical specifications, development scope, service milestones, and pricing terms. The Company’s contracts for intelligent algorithm service solutions typically include the delivery of multiple software modules. In identifying performance obligations, the Company first evaluates the promised goods or services under ASC 606-10-25-16 through 18. Each software module, as defined by the technical specifications in the contract, represents a promise to transfer a developed asset or good to the customer. According to ASC 606-10-25-14 and 15, the Company identifies each module as a distinct performance obligation. Each module satisfies the capable of being distinct criterion because the customer can benefit from its specific functionality on its own. Furthermore, applying the factors in ASC 606-10-25-19 though 22, the Company concludes that the promises are separately identifiable within the context of the contract. Specifically, the Company does not provide a significant integration service, nor do the modules significantly modify each other. Each module is specified, delivered, and accepted independently via a formal settlement report, signifying the transfer of control.

The fixed transaction price for the identified performance obligations based on the software modules is explicitly stated in the contract with no discounts, refunds, penalties, or other similar items. Accordingly, the Company determines that its contracts do not contain variable consideration, and there are no significant estimates involved in determining the transaction price. The Company’s payment terms generally require settlement within 90 days of customer acceptance.

Revenue is recognized for each performance obligation at a point in time when the related software module or functional component is delivered and accepted by the customer, which is evidenced by the completion of contractual testing procedures and the issuance of a customer acceptance or testing confirmation.

Control of each performance obligation is transferred to the customer upon acceptance, at which point the customer obtains the ability to use the delivered module or component and derives the benefits from it. Accordingly, the Company does not recognize revenue over time for these arrangements. For the six months ended September 30, 2025 and 2024, total revenues were $2,787,775 and $1,758,192, respectively. All of the revenues were derived from a single revenue stream, which is intelligent algorithm service solutions.

Contract balance

A contract asset is recognized when the Company has a contractual right to consideration for both completed and partially completed performance obligations that have not yet been invoiced. There was no outstanding balance in contract assets as of September 30, 2025 and March 31, 2025.

A contract liability is recognized when the Company has received customer payments in advance of the satisfaction of a performance obligation under a contract that is cancellable. There was no outstanding balance in contract liabilities as of September 30, 2025 and March 31, 2025.

Cost of revenues

a.      Cost of technical service

Cost of technology service fees include amounts paid to third-party service providers for outsourced software development, data-processing support, cloud-infrastructure services, and other technical resources directly required for the delivery of the Company’s customized technology solutions.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

b.      Labor costs

Labor and consulting costs consist of salaries, direct and indirect labor expenses, employee benefits for technical personnel.

Selling and marketing expenses

Selling and marketing expenses consist primarily of prepaid promotional expenses to a third-party vendor, salaries and benefit for sales personnel.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of R&D projects, including Alibaba Cloud server. Research and development costs are expensed as incurred in accordance with ASC 730.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by the Company and subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company follows ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the condensed consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Earnings per share

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the six months ended September 30, 2025 and 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits held at financial institutions, accounts receivable and other receivables. The Company maintains its cash deposits with reputable financial institutions and performs ongoing credit evaluations of its customers. The Company monitors the collectability of receivables and records allowances for expected credit losses, if necessary. The maximum exposure to credit risk is the carrying amount of these financial assets presented in the condensed consolidated balance sheets.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This update enhances the requirements for reportable segment disclosures by mandating the disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included in each segment’s reported profit or loss measure. Additionally, the ASU requires disclosure of the CODM’s title and role, along with a description of how the CODM utilizes the reported segment profit or loss measures to evaluate segment performance and make resource allocation decisions. The ASU is effective for annual reporting periods beginning after December 15, 2023, and for interim periods within fiscal years starting after December 15, 2024. Its adoption must be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU on March 31, 2024, and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Accordingly, the Company will adopt ASU 2023-09 for its annual financial statements for the fiscal year ending March 31, 2026. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses at each interim and annual reporting period. The amendments are effective for annual periods beginning after December 15, 2026, and reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its condensed consolidated financial statement disclosures and does not expect the adoption to have a material impact on its condensed consolidated financial statements other than expanded disclosure requirements.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

In December 2025, the FASB issued ASU 2025-12 to address suggestions received from stakeholders and to make other incremental improvements to generally accepted accounting principles. This evergreen project facilitates Codification updates for a broad range of topics arising from technical corrections, the unintended application of the Codification, clarifications, and other minor improvements. In particular, ASU 2025-12 clarifies guidance in ASC 260, Earnings Per Share, on calculating diluted EPS when an entity reports a loss from continuing operations and has a contract (recorded as an asset or liability) that may be settled in stock or cash. ASU 2025-12 also clarifies that potentially dilutive shares excluded from quarterly computations due to losses are included in year-to-date diluted EPS on a weighted-average basis if the combined effect of numerator and denominator adjustments is dilutive. The resulting amendments are collectively referred to as Codification improvements. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the applicability of ASU 2025-12 and does not expect the adoption of this ASU to have a material impact on its condensed consolidated financial statements.

(3) Accounts receivable, net

Accounts receivable, net consisted of the following as of September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
	(Unaudited)
Accounts receivable	$2,348,121	$857,622
Total accounts receivable, net	$2,348,121	$857,622

No allowance was required as of September 30, 2025 and March 31, 2025.

(4) Prepayment and other receivables, net

Prepayment and other receivables, net consisted of the following as of September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
	(Unaudited)
Prepayment	$88,090	$—
Deposit	4,100	—
Total prepayment and other receivables, net	$92,190	$—

(5) Related party transactions

The following is a list of related parties which the Company has balances and transactions with:

Name	Relationship
Zhong Zhucheng	CEO and Director of the Company
Hui Sai Wa	COO and Director of the Company
Tang Chi Chung	Chairman of the Board, CTO and Director of the Company

Prior to the formal appointments as key management personnel, the Company engaged Mr. Tang Chi Chung, Mr. Hui Sai Wa, and Mr. Zhong Zhucheng to provide consultancy and advisory services from January 2024. Mr. Tang Chi Chung and Mr. Hui Sai Wa were subsequently appointed as Chief Technology Officer on November 4, 2024 and Chief Operating Officer on November 7, 2024, respectively. Mr. Zhong Zhucheng was appointed as Chief Executive Officer on March 1, 2025.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(5) Related party transactions (cont.)

During their consultancy periods, the Company should pay professional fees of HKD 10,000 per month to each of Mr. Tang Chi Chung and Mr. Hui Sai Wa, and HKD 15,000 per month to Mr. Zhong Zhucheng. These transactions are considered related party transactions as the consultants subsequently became members of the Company’s key management personnel. As of September 30, 2025 and March 31, 2025, the balances of amounts due to related parties were as follows:

a.      Amounts due to related parties

	September 30, 2025	March 31, 2025
	(Unaudited)
Zhong Zhucheng	$26,989	$26,992
Tang Chi Chung	12,852	12,854
Hui Sai Wa	12,852	12,854
Total amounts due to related parties	$52,693	$52,700

b.      Related party transactions

The following are the related party transactions for the six months ended September 30, 2025 and 2024:

		For the six months ended September 30,
	Description	2025	2024
		(Unaudited)	(Unaudited)
Zhong Zhucheng	Consultancy fees	$—	$11,526
Tang Chi Chung	Consultancy fees	—	7,684
Hui Sai Wa	Consultancy fees	—	7,684
Total		$—	$26,894

(6) Lease

The Company has an operating lease for its office space with a 2-year lease term. The determination of whether a contract contains a lease is made by evaluating whether the contract conveys the right to use an identified asset and whether the Company obtain substantially all the economic benefits from and the ability to direct the use of the asset. The Company follows ASC 842 for leases. It capitalizes right-of-use assets and related liabilities for leases over 12 months in length at inception.

The following table presents balances reported in the consolidated balance sheets related to the Company’s lease:

	September 30, 2025	March 31, 2025
	(Unaudited)
Right-of-use assets, net	$23,506	—
Current operating lease liabilities	14,623	—
Non-current operating lease liabilities	7,597	—
Total operating lease liabilities	$22,220	$—

For the six months ended September 30, 2025 and 2024, cash payments for operating leases were $7,681 and nil, respectively. Lease expense for the six months ended September 30, 2025 and 2024 were $6,400 and nil.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(6) Lease (cont.)

A summary of supplemental information related to leases was as follows:

	September 30, 2025	March 31, 2025
	(Unaudited)
Weighted average remaining lease term (in years):
Operating lease	1.58	—
Weighted average discount rate:
Operating lease	5.25%	—%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

The following is a schedule of future minimum payments under the Company’s operating lease as of September 30, 2025:

2026 (remaining six months)	$7,711
2027	15,422
Total lease payments	23,133
Less: imputed interest	(913)
Present value of lease liabilities	$22,220

(7) Goodwill

The Group’s goodwill relates to Merry HK’s election of pushdown accounting in connection with the December 12, 2022 change-in-control event. Upon the pushdown election, Merry HK established a new basis of accounting in its separate financial statements as of the acquisition date, including the recognition of goodwill as the residual amount. The Group’s subsequent offshore reorganization among entities under common control did not result in the recognition of new goodwill; the consolidated financial statements reflect the carryover of Merry HK’s historical goodwill balance as part of the common-control reporting entity.

Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or circumstances indicate that it is more likely than not that the carrying amount may not be recoverable. The Group has a single reporting unit, which is also the level at which goodwill is evaluated for impairment.

In performing the goodwill impairment test, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the qualitative assessment indicates potential impairment, the Group performs a quantitative impairment test.

As of September 30, 2025 and March 31, 2025, the Group did not identify any indicators of impairment, resulting in no goodwill impairment being recognized in any of the periods presented.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(7) Goodwill (cont.)

As of September 30, 2025 and March 31, 2025, the change in goodwill is as follows:

	September 30, 2025	March 31, 2025
	(Unaudited)
Opening net book amount	$2,003,433	$1,991,657
Exchange differences	(257)	11,776
Closing net book amount	$2,003,176	$2,003,433

As of September 30, 2025 and March 31,2025
Accumulated impairment	—	—
Net book amount	$2,003,176	$2,003,433

(8) Deferred offering costs

Deferred offering costs consisted the following as of September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
	(Unaudited)
IPO Legal fees	$131,251	$30,426
IPO audit fees	20,029	—
Underwriter and exchange listing fees	50,072	—
Total deferred offering costs	$201,352	$30,426

(9) Shareholders’ equity

Ordinary share

The Company was incorporated in the Cayman Islands on February 10, 2025 as a holding company in connection with the Group’s proposed initial public offering. At incorporation, Gold Stone’s authorized share capital was US$500,000, divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, each with a par value of US$0.0001.

Upon incorporation, Gold Stone issued 800,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares. Of these shares, 760,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares were issued to Top Future Enterprises Ltd., representing 96% of the issued and outstanding shares at that time, and 40,000 Class A Ordinary Shares were issued to Arm Global Ventures Ltd., representing the remaining 4%.

On November 25, 2025, the Company issued an additional 24,000,000 ordinary shares to its existing shareholders for consideration at par value, consisting of 18,240,000 Class A Ordinary Shares and 4,800,000 Class B Ordinary Shares issued to Top Future Enterprises Ltd., and 960,000 Class A Ordinary Shares issued to Arm Global Ventures Ltd.

As of the issuance date of the condensed consolidated financial statements, 20,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are issued and outstanding.

The Company executed a series of reorganization transactions in connection with its proposed public offering. As a result, all share and per share information for the periods presented has been retroactively adjusted to reflect 25,000,000 ordinary shares outstanding from the beginning of the earliest period presented.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(10) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiary in China. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

The Company’s Hong Kong subsidiary is subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable Hong Kong profits tax rate was 16.5% and 16.5% of the estimated assessable profit for the six months ended September 30, 2025 and 2024 respectively. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In other words, within a group of connected entities, only one entity can enjoy the two-tiered profits tax rates.

Significant components of the income tax expense and benefit for the six months ended September 30, 2025 and 2024 were as follows:

	2025	2024
	(Unaudited)	(Unaudited)
Current tax expense – Hong Kong	$159,759	$—
Deferred tax benefit – Hong Kong	211	(59,209)
Total income tax expense (benefit)	$159,970	$(59,209)

For the six months ended September 30, 2024, no provision for current income tax has been made as the Company’s taxable income was fully utilized against tax losses carryforwards from prior years.

During the six months ended September 30, 2025 and 2024, the effective income tax rate was estimated by the Company to be 15.5% and 114.3%, respectively.

Deferred tax

Deferred tax assets and deferred tax liabilities as of September 30, 2025 and March 31, 2025 consisted of the following:

	September 30, 2025	March 31, 2025
	(Unaudited)
Deferred tax assets:
Operating lease liabilities	$3,666	$—

Deferred tax liabilities:
Operating lease right-of-use assets	3,878	—
Deferred tax liabilities, net	$212	$—

Uncertain tax positions

The Company evaluates uncertain tax position including the potential application of interest and penalties based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(10) Income taxes (cont.)

Tax payable consisted of the following as of September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
	(Unaudited)
Income tax payable – Hong Kong	$267,736	$107,354
Total	$267,736	$107,354

(11) Segment reporting

The Company mainly operates its business in the intelligent algorithm service solutions and solely within Hong Kong. Accordingly, the management has determined that the Company only has one reportable segment.

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM uses net income as the primary segment measure to evaluate the Company’s financial performance and to make decisions regarding the allocation of resources. While the CODM also reviews gross margin to monitor operational efficiency and pricing strategies at the service level, net income serves as the comprehensive metric for assessing the performance of the Company as a whole.

The Company’s segment report for the six months ended September 30, 2025 and 2024 were as follows:

	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$2,787,775	$1,758,192

Cost of revenues:
Technical service cost	(820,723)	(1,609,805)
Direct labor cost	(351,964)	—
Gross profit	1,615,088	148,387
Gross margin	57.9%	8.4%

Salaries and wages	(226,278)	—
Professional service fee	(159,382)	(3,752)
Promotion fee	(167,803)	—
Other segment items	(26,584)	(37,888)
Interest expenses	—	(158,540)
Income tax benefit (expense)	(159,970)	59,209
Net income	$875,071	$7,416

Other segment items included in segment net income includes lease expenses, operation related sundry expenses, and foreign currency exchange gains and losses.

As the Company operates as a single reportable segment, the segment assets are the same as the total assets reported on the consolidated balance sheets.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(12) Risks and uncertainties

Customer concentration risk

For the six months ended September 30, 2025 and 2024, top five customers were as below:

	2025		2024
Customer	$	% of total revenues	$	% of total revenues
Customer A	—	—%	400,015	22.75%
Customer B	—	—%	378,156	21.51%
Customer C	748,612	26.85%	332,975	18.94%
Customer D	—	—	281,748	16.02%
Customer E	—	—%	184,102	10.47%
Customer F	630,591	22.62%	—	—%
Customer G	540,449	19.39%	—	—%
Customer H	400,862	14.38%	—	—%
Customer I	279,863	10.04%	—	—%

Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2025 and March 31, 2025, customers in terms of gross accounts receivable were as below:

	2025/9/30		2025/3/31
Customer	$	% of gross accounts receivable	$	% of gross accounts receivable
Customer C	627,500	26.72%	450,000	52.47%
Customer J	—	—%	220,000	25.65%
Customer D	—	—%	180,000	20.99%
Customer F	451,000	19.21%	—	—%
Customer G	446,229	19.00%	—	—%
Customer H	400,000	17.03%	—	—%
Customer I	280,000	11.92%	—	—%

Supplier concentration risk

For the six months ended September 30, 2025 and 2024, purchases from the top five suppliers were as below:

	2025		2024
Supplier	$	% of total purchases	$	% of total purchases
Supplier A	—	—%	627,530	38.98%
Supplier B	149,620	18.23%	409,815	25.46%
Supplier C	—	—%	320,168	19.89%
Supplier D	221,067	26.94%	166,487	10.34%
Supplier E	—	—%	85,805	5.33%
Supplier F	249,069	30.35%	—	—%
Supplier G	200,968	24.49%	—	—%

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(12) Risks and uncertainties (cont.)

As of September 30, 2025 and March 31, 2025, suppliers in terms of gross accounts payable were as below:

	2025/9/30		2025/3/31
Supplier	$	% of gross accounts payable	$	% of gross accounts payable
Supplier B	150,000	18.29%	—	—%
Supplier D	220,000	26.83%	400,000	100.00%
Supplier F	250,000	30.49%	—	—%
Supplier H	200,000	24.39%	—	—%

Credit risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable, amount due from related parties and other receivables (exclude prepayments) and cash and cash equivalents presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company had to fixed interest rates for the bonds for the six months ended September 30, 2024, so the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

(13) Commitment and contingencies

In the ordinary course of business, the Company may become subject to various commitments and contingencies, including legal proceedings, claims and regulatory matters. The Company assesses such matters in accordance with ASC 450-20.

As of September 30, 2025 and March 31, 2025, the Company did not have any material commitments or contingencies requiring accrual or disclosure in these condensed consolidated financial statements.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(14) Subsequent Events

The Company has assessed all events from September 30, 2025, up through May 22, 2026, which is the date that these consolidated financial statements are available to be issued, other than the event described below, there were no material subsequent events that would require disclosure to these condensed consolidated financial statements.

On October 30, 2025, the Company entered into a lease agreement for office premises in Hong Kong. The lease term is two years and ten months, commencing on November 1, 2025 and ending on August 31, 2028. The monthly rent is HK$165,000 (approximately US$21,206), exclusive of management fees and government rates. The lease agreement does not include a purchase option.

On April 27, 2026, the Company issued to its existing shareholders, and the existing shareholders subscribed from the Company on a pro rata basis at a price of par value US$0.0001 per share, an aggregate of 20,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares. The Additional Subscriptions were allocated in proportion to then-existing shareholdings of the existing shareholders, and did not result in any change in the shareholding ownership percentages of the existing shareholders nor a change of control of the Company.

(15) Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information is based upon the subsequent transactions disclosed in Note 14. There were no effects on the Company’s revenue and total comprehensive income for the six months ended September 30, 2025.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(15) Unaudited Pro Forma Financial Information (cont.)

GOLD STONE TECHNICAL INC.
PROFORMA CONSOLIDATED BALANCE SHEET

	September 30, 2025 (Unaudited)
	Consolidated Balance Sheet	Proforma Adjustments	Notes	Proforma Balance Sheet
Cash	$146,562	$—		$146,562
Current assets	2,440,311	—		2,440,311
Total current assets	2,586,873	—		2,586,873
Right-of-use assets, net	23,506	—		23,506
Other	2,204,528	—		2,204,528
Total Assets	$4,814,907	$—		$4,814,907

Current liabilities	$1,253,055	$—		$1,253,055
Non-current liabilities	7,809	—		7,809
Total Liabilities	1,260,864	—		1,260,864

Ordinary Shares:	2,500	2,500	(a)	5,000
Class A ordinary shares (US$ 0.0001 par value; 450,000,000 A shares authorized, 40,000,000 shares issued and outstanding as of September 30, 2025*)	2,000	2,000		4,000
Class B ordinary shares(US$0.0001 par value; 50,000,000 B Shares authorized, 10,000,000 B Shares issued and outstanding as of September 30, 2025*)	500	500		1,000
Subscription receivables	(2,500)	(2,500)		(5,000)
Additional paid-in capital	2,004,644	—		2,004,644
Accumulated other comprehensive loss	288	—		288
Retained earnings	1,549,111	—		1,549,111
Total shareholders’ equity	3,554,043	—		3,554,043
Total Liabilities and Shareholders’ Equity	$4,814,907	$—		$4,814,907

____________

Notes to Proforma Consolidated Balance Sheet

(a)      Additional shares issued.

GOLD STONE TECHNICAL INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(15) Unaudited Pro Forma Financial Information (cont.)

GOLD STONE TECHNICAL INC.
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended September 30, 2025
	As Reported	Pro Forma Adjustment	Pro Forma
Net Income(b)	$875,071	$—	$875,071
Weighted average number of ordinary shares used in computing net income per share basic and diluted(a)	25,000,000	25,000,000	50,000,000
Net income per share attributable to ordinary shareholders basic and diluted	0.04	—	0.02

____________

Notes to Proforma Consolidated Statements of Operations

(a)      Additional shares issued.

(b)      There are no effects on total revenue and net income.

[          ] Class A Ordinary Shares

GOLD STONE TECHNICAL INC.

The date of this prospectus is [    ], 2026.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. Indemnification of Directors and Officers

Gold Stone is a Cayman Islands exempted company. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Gold Stone’s amended and restated articles of association provide that it shall indemnify its existing or former secretary, officers (including an investment adviser or an administrator or liquidator) and directors (including alternate director) against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such existing or former secretary, directors or officers, in or about the conduct of Gold Stone’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Gold Stone or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by Companies Act, Gold Stone may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of Gold Stone in respect of any matter identified in the articles on condition that the director (including alternate director), secretary or officer must repay the amount paid by Gold Stone to the extent that it is ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.10 to this registration statement, Gold Stone agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. Recent Sales of Unregistered Securities

During the past three years, Gold Stone has issued the following shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of shares.

Securities/Purchaser	Date of Issuance	Number of Securities*	Total Consideration
Class A Ordinary Shares
ICS Corporate Services (Cayman) Limited	10 February 2025	1	US$	0.0001
Top Future Enterprises Ltd.	10 February 2025	759,999	US$	75.9999
	25 November 2025	18,240,000	US$	1,824.00
Arm Global Ventures Ltd.	10 February 2025	40,000	US$	4.00
	25 November 2025	960,000	US$	96.00

Securities/Purchaser	Date of Issuance	Number of Securities*	Total Consideration
Class B Ordinary Shares
Top Future Enterprises Ltd.	10 February 2025	200,000	US$	20.00
	25 November 2025	4,800,000	US$	480.00

On April 27, 2026, the Company issued to its existing shareholders, and the existing shareholders subscribed from the Company on a pro rata basis at a price of par value US$0.0001 per share, an aggregate of 20,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares. The Additional Subscriptions were allocated in proportion to then-existing shareholdings of the existing shareholders and did not result in any change in the shareholding ownership percentages of the existing shareholders nor a change of control of the Company.

ITEM 8. Exhibits and Financial Statement Schedules

(a)     Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1***	Memorandum and Articles of Association of the Registrant, adopted at incorporation
3.2**	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1**	Form of Representative’s Warrant
4.2**	Form of Registrant’s Specimen Class A Ordinary Shares
5.1**	Opinion of Ogier as to the legality of the Class A Ordinary Shares being registered
8.1**	Opinion of Ogier regarding certain Cayman Island tax matters
8.2**	Opinion of Lawrence Chan & Co. regarding certain Hong Kong law matters and certain Hong Kong tax matters
10.1***	Form of Employment Agreement by and between the Registrant and executive officers and directors of the Registrant
10.2**	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant
10.11**	Form of Director Agreement by and between the Registrant and directors of the Registrant.
21.1***	List of subsidiaries of the Registrant
23.1**	Consent of Edward Associate CPA PLLC
23.2**	Consent of Ogier (included in Exhibit 5.1)
23.3**	Consent of Ogier (included in Exhibit 8.1)
23.4**	Consent of Lawrence Chan & Co. (included in Exhibit 8.2)
23.5**	Consent of Jun He Law Offices LLC
23.6**	Consent of Frost & Sullivan
24.1**	Power of Attorney (included on the signature page of this Registration Statement)
99.1***	Form of Code of Business Conduct and Ethics
99.2***	Form of Audit Committee Charter
99.3***	Form of Compensation Committee Charter
99.4***	Form of Nominating and Corporate Governance Committee Charter
99.5**	Consent of [Independent Director Appointee]
99.6**	Consent of [Independent Director Appointee]
99.7**	Consent of [Independent Director Appointee]
99.8*	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107**	Form of Filing Fee Table

____________

*        Filed herewith

**      To be filed by amendment

***    Previously filed

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. Undertakings

The undersigned registrant hereby undertakes to provide to the Representative at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Representative to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong SAR, on [    ], 2026.

GOLD STONE TECHNICAL INC.
By:	/s/
Name:	Zhu Cheng Zhong
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned officers and directors of Gold Stone Technical Inc. hereby constitutes and appoints Chi Chung Tang, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for and in such person’s name, place and stead, in the capacities indicated below, to sign this Registration Statement on Form F-1 of Gold Stone Technical Inc. and any and all amendments (including post-effective amendments) thereto, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might, or could, do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/	Chief Executive Officer	[ ], 2026
Zhu Cheng Zhong	(principal executive officer)
/s/	Chief Technical Officer,	[ ], 2026
Chi Chung Tang	Director and Chairman of the Board
/s/	Chief Financial Officer	[ ], 2026
Hung Leung (“Alan”) Tsang	(principal financial and accounting officer)
/s/	Chief Operation Officer	[ ], 2026
Hui Sai Wa
/s/	Director	[ ], 2026

/s/	Director	[ ], 2026

/s/	Director	[ ], 2026

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Gold Stone Technical Inc. has signed this registration statement on [    ], 2026.

Authorized U.S. Representative
Cogency Global Inc.
/s/
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.